Form 20-F
period 2024-12-31
ZEEKR Intelligent Technology Holding Ltd
filed 2025-03-20
CIK 1954042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from            to

Commission file number:001-42042

ZEEKR Intelligent Technology Holding Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 2301, Building 1,

Dadao Wangchao Shangwu Center,

Yingfeng Street, Xiaoshan District,

Hangzhou, Zhejiang Province, China 311215

(Address of principal executive offices)

Conghui An

Chief Executive Officer

Tel: +86 400-003-6036

E-mail: ir@zeekrlife.com

Room 2301, Building 1,

Dadao Wangchao Shangwu Center,

Yingfeng Street, Xiaoshan District,

Hangzhou, Zhejiang Province, China 311215

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing ten ordinary shares, par value US$0.0002 per share	ZK	The New York Stock Exchange
Ordinary shares, par value US$0.0002 per share*

*Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, there were 2,541,971,138 ordinary shares, par value US$0.0002 per share. As of the same date, there were also 41,375,116 ordinary shares that were deemed issued but not outstanding in relation to the Issuer’s 2021 Share Incentive Plan.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐       No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒       No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒       No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued		Other	☐
		by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17       ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐       No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐       No  ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADAS” refers to advanced driver assistance system;
●	“ADSs” refers to the American depositary shares, each representing ten ordinary shares of the Company;
●	“BEV(s)” refers to battery electric passenger vehicle(s);
●	“Zeekr Tech EU” refers to Zeekr Technology Europe AB (formerly named as CEVT);
●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan;
●	“Geely Auto” refers to Geely Automobile Holdings Limited, a company incorporated in the Cayman Islands with limited liability and its controlled entities and affiliates, other than us. Geely Auto is controlled by Geely Holding (as defined below) and listed on the Hong Kong Stock Exchange under stock code “0175”;
●	“Geely Group” refers to Geely Holding (as defined below) and Geely Auto;
●	“Geely Hangzhou Bay” refers to Ningbo Hangzhou Bay Geely Auto Parts Co., Ltd.;
●	“Geely Holding” refers to Zhejiang Geely Holding Group Co., Ltd. and its controlled entities and affiliates, other than Geely Auto and us;
●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;
●	“MoF” refers to Ministry of Finance of the People’s Republic of China;
●	“Ningbo Viridi” refers to Viridi E-Mobility Technology (Ningbo) Co., Ltd., one of our PRC subsidiaries founded in 2017;
●	“NEV(s)” refers to new energy passenger vehicle(s);
●	“NVH” refers to noise, vibration and harshness characteristics of vehicles;
●	“ordinary share” refers to our ordinary shares, par value US$0.0002 per share;
●	“RMB” or “Renminbi” refers to the legal currency of the PRC;
●	“SEA” refers to Sustainable Experience Architecture, an open-source, pure electric and modularized platform for BEV development inside Geely Group;
●	“TaaS” refers to transportation as a service;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“Waymo” refers to an American autonomous driving technology company;
●	“we,” “us,” “our company,” and “our” refer to ZEEKR Intelligent Technology Holding Limited, the holding company, and its subsidiaries, as a group;
●	“ZEEKR Intelligent Technology” refers to ZEEKR Intelligent Technology Holding Limited, the Cayman holding company;
●	“Zeekr Power” refers to Zhejiang Haohan Energy Technology Co., Ltd., in which we own 30% equity interest;
●	“Zeekr Innovation” refers to Zeekr Technology Innovation Limited;
●	“Zhejiang Geely” refers to Zhejiang Geely Automobile Co., Ltd; and
●	“Zhejiang ZEEKR” refers to Zhejiang ZEEKR Intelligent Technology Co., Ltd.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.2993 to US1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “will,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under “Risk Factors.”

These risks and uncertainties include factors relating to:

•	general economic, political, demographic and business conditions in China and globally;
•	our ability to implement our growth strategy;
•	the success of operating initiatives, including advertising and promotional efforts and new product development by us and our competitors;
•	our ability to develop and apply our technologies to support and expand our product offerings;
•	the expected growth of the NEV industry in China and globally;
•	the trends in, and size of, China’s and global BEV market;
•	competition in the industry that we operate in China and globally;
•	changes in government policies and regulation relating to the industry in which we operate;
•	other factors that may affect our financial condition, liquidity and results of operations; and
•	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The NEV industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of the NEV industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Holding Company Structure

ZEEKR Intelligent Technology is a holding company with no operations of its own. ZEEKR Intelligent Technology conducts its business operations through its subsidiaries, including its subsidiaries in China. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands holding company and obtaining indirect ownership interests in the operating companies in China. This holding company structure involves unique risks to investors and investors may never hold equity interests in our operating companies in China. While we do not operate in an industry that is currently subject to foreign ownership limitations in China, PRC regulatory authorities could decide to limit foreign ownership in our industry in the future, in which case there could be a risk that we would be unable to do business in China as we are currently structured. If the PRC government deems that any of our business operations carried out by our Hong Kong or PRC subsidiaries were to be restricted or prohibited from foreign investment in the future, we may be required to stop our business operations in China, and we could be subject to material penalties or be forced to relinquish our interests in the affected operations. Such events could result in a material change in our operations and a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless.

We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and the complex and evolving laws and regulations in China. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, oversight on cybersecurity, data privacy and personal information. These risks could result in a material adverse change in our operations and the value of the ADSs of ZEEKR Intelligent Technology, significantly limit or completely hinder ZEEKR Intelligent Technology’s ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be of little or no value. For a detailed description of risks related to doing business in mainland China, please refer to risks disclosed under “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China.”

As of the date of this annual report, ZEEKR Intelligent Technology has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on its ordinary shares or the ADSs. Save for the dividends made by ZEEKR Shanghai and Zeekr Tech EU before we acquired them, none of our subsidiaries have issued any dividends or distributions to their respective holding companies or any investors as of the date of this annual report. If we become profitable, ZEEKR Intelligent Technology’s ability to pay dividends, if any, to the shareholders and ADS investors and to service any debt it may incur will come from dividends paid by its operating subsidiaries.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to ZEEKR Intelligent Technology. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits upon satisfaction of relevant statutory conditions and procedures. Distributable profits are the net profit after tax as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to appropriate 10% of the net profits as reported in its respective statutory financial statements (after offsetting any prior year’s losses) to the statutory reserves until such reserves have reached 50% of its respective registered capital. In addition, the PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Furthermore, the payment of current account items, including profit distributions, trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”), or its local branches, provided that (i) the declaration and payment of such current account items comply with applicable PRC laws and regulations and the constitutional documents of the related company, and (ii) the remittance of dividends and other distributions out of the PRC complies with the procedures required by the relevant PRC laws and regulations relating to foreign exchange administration and withholding tax provisions, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. However, where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures from time to time to restrict access to foreign currencies for current account or capital account transactions in accordance with the procedural requirements of PRC laws. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in the ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC.

Corporate Structure

The following diagram illustrates our corporate structure, including all of our significant subsidiaries, as “significant” is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

(1)	In July 2021, ZEEKR Automobile (Shanghai) Co., Ltd., or ZEEKR Shanghai, acquired 100% equity interest in ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Co., Ltd., or ZEEKR Hangzhou Bay, from Geely Holding. In August 2021, we acquired 100% equity interest in ZEEKR Shanghai (99% from Geely Auto and 1% from Geely Holding).
(2)	Viridi E-Mobility Technology (Ningbo) Co., Ltd., or Ningbo Viridi, was founded in 2017 as an indirect wholly-owned subsidiary of Geely Holding and is engaged in the R&D and production of key NEV components, including electric powertrains and battery packs. In July 2021, we entered into a share purchase agreement with Ningbo Viridi and Zhejiang Jichuang Industrial Development Co., Ltd., pursuant to which we agreed to purchase a 51% equity interest in Ningbo Viridi. In October 2021, the acquisition was completed. Currently, Ningbo Viridi is owned as to 51% by us and 49% by Geely Holding. Ningbo Viridi started to generate revenue in March 2019.

Strategic Integration Transactions

In November 2024, we entered into strategic integration transactions with certain Geely entities. Through these transactions, our subsidiary Zhejiang ZEEKR Intelligent Technology Co., Ltd. (“Zhejiang Zeekr”) obtained a 51% ownership in Lynk & Co, making it our indirect non-wholly-owned subsidiary. The transactions were assessed and approved by our board of directors, following the unanimous recommendation of an independent committee consisting of Mr. Miguel A. Lopez Ben, Mr. Stephen Brown Davis, and Mr. Michael David Ricks, with the committee receiving guidance from its independent financial advisor. The transactions were closed in February 2025. See the announcement in relation to the strategic integration transactions via https://www.sec.gov/Archives/edgar/data/1954042/000110465924118180/tm2428453d1_ex99-1.htm and https://www.sec.gov/Archives/edgar/data/1954042/000110465925013365/0001104659-25-013365-index.html.

Transfer of Funds and Other Assets

Cash is transferred among (i) ZEEKR Intelligent Technology, (ii) our British Virgin Islands subsidiary, Zeekr Innovation, (iii) our Hong Kong subsidiary, Zeekr Technology, and (iv) our Chinese subsidiaries, in the following manner: (i) funds and offering proceeds from ZEEKR Intelligent Technology are transferred to Zeekr Technology through Zeekr Innovation, and subsequently to our Chinese subsidiaries through Zhejiang ZEEKR, the wholly-owned subsidiary of Zeekr Technology, in the form of capital contributions or shareholder loans, as the case may be; (ii) dividends or other distributions may be paid by our Chinese subsidiaries through Zhejiang ZEEKR, which will transfer the dividends or other distributions to Zeekr Technology; and (iii) payments may be paid by our Chinese subsidiaries to Zeekr Tech EU for research and development services provided. Zeekr Technology will then transfer the dividends or other distributions to Zeekr Innovation, which will then transfer the dividends or other distributions to ZEEKR Intelligent Technology. Finally, the dividends or other distributions can be distributed by ZEEKR Intelligent Technology to its shareholders, whether they are in the United States or elsewhere. Subject to the satisfaction of relevant statutory conditions and procedures under applicable PRC laws and regulations, cash can be transferred between Zhejiang ZEEKR and its Chinese subsidiaries and Zeekr Tech EU. In 2022, 2023 and 2024, ZEEKR Intelligent Technology transferred US$357.8 million (RMB2,540.0 million), US$793.6 million (RMB5,634.3 million) and US$342.5 million (RMB2,500.0 million), respectively, to its Chinese subsidiaries as investments through Zeekr Innovation and Zeekr Technology. In 2024, ZEEKR Intelligent Technology transferred US$2.7 million (RMB19.9 million) and US$2.1 million (RMB15.5 million), respectively, to its Thailand and the U. S. subsidiaries as investments through Zeekr Innovation and Zeekr Technology. ZEEKR Intelligent Technology also transferred US$77.6 million (RMB566.2 million) to Zeekr Technology. During the same periods, ZEEKR Intelligent Technology transferred US$90.0 million (RMB639.0 million), nil and nil, respectively, to Zeekr Tech EU as borrowings and received repayment of nil, US$90.0 million (RMB639.0 million) and nil, respectively, from Zeekr Tech EU, and our Chinese subsidiaries transferred SEK1,032.6 million, SEK2,227.9 million and SEK2,721.7 million, respectively, to Zeekr Tech EU for research and development services provided, and Zhejiang ZEEKR transferred US$112.7 million (RMB800.0 million), US$28.2 million (RMB200.0 million) and US$68.5 million (RMB500.0 million), respectively, to Zeekr Tech EU as borrowings, and received repayment of nil, US$1.4 million (RMB10 million) and US$135.6 million (RMB990.0 million), respectively, from Zeekr Tech EU. Save for the dividends made by ZEEKR Automobile (Shanghai) Co., Ltd. to Geely Group before we acquired it, none of our Chinese subsidiaries have issued any dividends or distributions to their respective holding companies or any investors as of the date of this annual report. As a result, we do not expect to pay any cash dividends in the near future. Our subsidiaries in China generate and retain cash generated from operating activities and re-invest it in our business. In the future, ZEEKR Intelligent Technology’s ability to pay dividends, if any, to its shareholders and to service any debt it may incur will depend upon dividends paid by its Chinese subsidiaries.

Recent Regulatory Development

Cybersecurity Review Measures

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) the purchase of network products and services by “critical information infrastructure operator” (the “CIIO”) and the data processing activities of a network platform operator that affect or may affect national security are subject to the cybersecurity review; (ii) an application for cybersecurity review should be made by the internet platform operator holding personal information of more than one million users before such internet platform operator lists its securities in a foreign country; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

Uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. For instance, if we are deemed to be a CIIO, our purchases of network products or services, if deemed to be affecting or possibly affecting national security, will need to be subject to cybersecurity review. The critical information infrastructure has a relatively broad definition and the interpretation in this regard remains vague. However, the relevant administration departments of each critical industry and sector (the “Protection Departments”) are responsible to formulate eligibility criteria and determine the CIIOs in the respective industry or field. The operators will be informed about the final determination as to whether they are categorized as CIIOs from the Protection Departments. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CAC or other Chinese regulatory authorities required for cybersecurity. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may entail significant expenses and force us to make adverse changes to our business.”

As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have completed a cybersecurity review with respect to our listing on the NYSE pursuant to the Cybersecurity Review Measures.

CSRC Filing Requirements

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and the relevant five guidelines, which became effective on March 31, 2023. The Trial Measures comprehensively reformed the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime.

Pursuant to the Trial Measures, PRC domestic companies that seek to directly or indirectly offer and list securities in overseas markets, including but not limited to initial public offering on overseas markets and follow-on securities offerings on the same overseas market, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, Trial Measures also requires subsequent reports to be filed with the CSRC on certain material events, such as change of control, investigation or punishment taken by overseas securities regulatory authorities or other competent authorities, change of listing status or listing market, or voluntary or forced delisting of the issuers who have completed overseas offerings and listings.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings and securities offerings. However, we cannot predict the impact of these regulations on the listing status of the ADSs and/or other securities, or on any of our future security offerings in foreign countries. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval or record filing of the CSRC, or other PRC government authorities may be required in connection with our future offerings and capital raising activities under the PRC laws.”

To fulfill the filing procedure with the CSRC for our initial public offering, we have submitted initial CSRC filing documents on April 4, 2023, and the CSRC published the notification on our completion of the required filing procedures on August 25, 2023. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

Implications of the Holding Foreign Companies Accountable Act

Under the HFCAA, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit the securities of such issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our external auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MoF, taking the first step toward opening access for the PCAOB to completely inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations accordingly. As a result, we do not currently expect to be identified as a “Commission-Identified Issuer” under the HFCAA.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

For details about the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of the ADSs and may eventually require us to delist our securities from the U.S. markets.”

3.A.	[Reserved]
3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings. Unless otherwise indicated, all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our BEV business has a limited operating history and faces significant challenges as a new entrant into our industry.
●	Our revenues are subject to the sales of BEV models.
●	If we cannot achieve and sustain profitability, our business, financial condition, and operating results may be adversely affected.
●	Our research and development efforts may not yield expected results.
●	Our BEVs, including software systems, may contain defects and fail to offer a good mobility experience to meet customer expectations, and our business, results of operations and reputation would be materially and adversely affected.
●	China’s and global BEV market is highly competitive, and demand for BEVs may be cyclical and volatile.
●	Our suppliers may fail to deliver necessary components of our BEVs according to our schedule and at prices, quality levels and volumes acceptable to us.

●	A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.
●	Our business and prospects depend significantly on our ability to build our Zeekr brand. We may not succeed in continuing to maintain and strengthen the Zeekr brand, and our brand and reputation could be harmed by negative publicity and customer complaints regarding our company, products or services.
●	Any dysfunction or outdated developments in SEA may negatively affect the production of our BEVs.
●	Any problems or delays in ramping and maintaining operations of the Vehicle Manufacturing Factories could negatively affect the production of our BEVs.

Risks Related to Our Relationship with Geely Group

●	We have limited experience operating as a stand-alone public company.
●	We may have conflicts of interest with Geely Auto and, because of Geely Auto’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.
●	Our business may be adversely affected if our collaboration with Geely Group is terminated or curtailed, or if we are no longer able to benefit from the synergies of our business cooperation, or if we compete directly with, Geely Group.
●	If we lose our right to use “Zeekr” or other trademarks that are material to us, our business, results of operations and financial condition would be materially and adversely affected.
●	Geely Auto will control the outcome of shareholder actions in our company.

Risks Related to Doing Business in China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
●	The PRC government exerts substantial influence over the manner in which we conduct our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of the ADSs.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
●	The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of the ADSs and may eventually require us to delist our securities from the U.S. markets.
●	The approval or record filing of the CSRC, or other PRC government authorities may be required in connection with our future offerings and capital raising activities under the PRC laws.
●	China’s Anti-Monopoly Law, M&A Rules and certain other PRC laws and regulations also establish additional procedures for acquisitions conducted by foreign investors to grow through acquisitions in China.
●	Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may entail significant expenses and force us to make adverse changes to our business.
●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

●	Any failure to comply with PRC regulations regarding our share incentive plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Risks Related to the ADSs

●	The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to you.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

Risks Related to Our Business and Industry

Our BEV business has a limited operating history and faces significant challenges as a new entrant into our industry.

Our BEV business initially commenced within Geely Auto, and was restructured as a separate business in 2021. Therefore, we have a limited operating history as a separate business in most aspects of the BEV segment, including designing, testing, marketing, selling and related services associated with BEVs. We have launched and delivered a series of BEV models since the release of our first BEV model, Zeekr 001, in April 2021. For details, see “Item 4. Information on the Company—4.A. History and Development of the Company.”

You should consider our business and prospects in light of the risks and challenges we face as a new entrant in China’s BEV market, including, among other things:

●	design and produce safe, reliable, customer-centric and quality vehicles on an ongoing basis;
●	build a well-recognized and respected brand;
●	expand our customer base;
●	properly price our products and services;
●	advance our technological capabilities in key areas, such as autonomous driving, intelligent operating system, and electric powertrain;
●	successfully market our BEVs and our services, including our advanced autonomous driving system, our charging solutions and various value-added services, such as vehicle maintenance and convenient chauffeur service;
●	improve operating efficiency and economies of scale;
●	manufacture our BEV products in a safe and cost-efficient manner;
●	attract, retain and motivate our employees;
●	anticipate and adapt to changing market conditions, including changes in consumer preferences and competitive landscape; and
●	navigate a complex and evolving regulatory environment.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. In addition, our BEVs are highly technical products that require ongoing maintenance and support. As a result, consumers will be less likely to purchase our BEVs now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

Our revenues are subject to the sales of BEV models.

Our business substantially depended on the sales and success of our BEV models. Typically, customers would expect an OEM to frequently offer and improve vehicle models. Since our business will depend on our BEV models for the foreseeable future and our product portfolio may further evolve based on the market demand, our sales volume could be materially and adversely affected if a particular model is not well received by the market. Our existing models may also face fluctuations in delivery volume and cannot deliver as much as historical level. The change in product mix may also cause our delivery volume and/or average selling price to change. This could have a material adverse effect on our business, prospects, financial condition and operating results.

Going forward, we plan to launch more new models to enrich our product portfolio and periodically introduce new versions of existing vehicle models. However, we might experience delays in the launch of our new products and services. Therefore, our future sales may be adversely affected to the extent our BEVs do not meet consumer expectations in terms of product variety or upgrade cycles, or cannot be produced pursuant to expected timelines, costs or volume targets.

If we cannot achieve and sustain profitability, our business, financial condition, and operating results may be adversely affected.

We had an unstable and volatile financial performance. Our total revenue increased significantly by RMB24,240.1 million, or approximately 46.9%, from RMB51,672.6 million in 2023 to RMB75,912.7million (US$10,400.0 million) in 2024. The increase was primarily due to the increase in (i) vehicle sales of RMB21,403.5 million and (ii) sales of batteries and other components of RMB2,101.2 million. Our total revenue increased significantly by RMB19,773.2 million, or approximately 62.0%, from RMB31,899.4 million in 2022 to RMB51,672.6 million in 2023. The increase was primarily due to the increase in (i) vehicle sales of RMB14,240.5 million and (ii) sales of batteries and other components of RMB4,374.8 million. However, although our revenue from vehicle sales and sales of batteries and other components increased significantly, we might experience volatility or not be able to maintain similar increase rate, which could adversely affect our financial condition and results of operation. Furthermore, as a result of the corresponding rising cost of revenues and increasing operating expenses, our net loss decreased by RMB2,473.5 million where we recorded a net loss of RMB5,790.6 million (US$793.3 million) in 2024, compared to a net loss of RMB8,264.2 million in 2023. We incurred a significant increase of RMB609.1 million in net loss and recorded a net loss of RMB8,264.2 million in 2023, compared to a net loss of RMB7,655.1 million in 2022.

We cannot assure you that we will achieve profitability in the near future as we are still at an early stage. Our revenue growth may slow down or our revenue may decline for a number of reasons, including reduced demand for our BEVs, unpredictability and volatility in our sales of batteries and other components due to the uncertainty of procurement demand, including the demand from Geely Group, increased competition, or our failure to capitalize on growth opportunities. Meanwhile, we expect our overall selling, general and administrative expenses, including employee compensation, marketing and promotional expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. In addition, we also expect to incur significant additional expenses in relation to professional services as a newly public company. These efforts and additional expenses may be more costly than we currently expected, and there is no assurance that we will be able to maintain sufficient revenue to offset our operating expenses. Any failure to increase revenue or to manage our costs as we continue to grow and invest in our business would prevent us from achieving or maintaining profitability or maintaining positive operating cash flow or on a consistent basis. We have also experienced quarterly fluctuations in our operating cash flow. All of the above factors may materially adversely affect our business, financial condition, and results of operations.

Our research and development efforts may not yield expected results.

Technological innovation is critical to our success, and we strategically develop most of key technologies in-house, such as our electrical and electronic architecture, or our E/E Architecture, Zeekr OS, Firmware Over-the-Air, or FOTA, and electric powertrain. We have been investing heavily in our research and development efforts. The BEV industry is experiencing rapid changes in technology, and we need to invest significant resources in research and development to lead technological breakthrough, in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position. If we made any misjudgment with respect to technological developments or experience any delay or other setbacks in our efforts to improve our technology, it could materially and adversely affect our business, results of operations and prospects. In addition, our revenue generated from research and development services and other services depends on varied customer needs and specific delivery timeline in our customers’ ordinary course of business.

Besides our in-house expertise, we also rely on certain technologies of our suppliers to enhance the performance of our BEVs. In particular, we do not manufacture battery cells or semiconductors, which makes us dependent upon suppliers for the relevant technologies. There can be no assurance that we will be able to equip our BEVs with the latest technologies. As technologies change, we plan to upgrade our existing models and introduce new models in order to provide our BEVs with the latest technologies, including battery cells and semiconductors, which could involve substantial costs and lower our return on investment for existing models. Even if we are able to keep pace with changes in technologies and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

Our BEVs, including software systems, may contain defects and fail to offer a good mobility experience to meet customer expectations, and our business, results of operations and reputation would be materially and adversely affected.

Our BEVs offer smart technological functions, including autonomous driving and smart connectivity, to make the mobility experience more convenient. There can be no assurance that we will be able to continue to enhance such smart technological functions and make them more valuable to our customers. In the design process, we pay close attention to the preferences of our target customers. For example, our autonomous driving system is also customized for driving behaviors and road conditions in China. However, there can be no assurance that we are able to accurately identify consumer preferences and effectively address such preferences in our BEVs’ design. Furthermore, the driving experience of a BEV is different from that of an ICE vehicle, and our customers may experience difficulties in adapting to the driving experience of a BEV. As consumer preferences are constantly evolving, we may fail to introduce desirable product features in a timely manner.

Our BEVs may contain defects in design or manufacturing that cause them not to perform as expected or that require repair, and certain features of our BEVs, for example, the operation of our BEVs is highly dependent on our proprietary software, such as Zeekr OS, which is inherently complex. These software systems may contain latent defects and errors or be subject to external attacks. Although we attempt to remedy any issues we observe in our BEVs as effectively and rapidly as possible, such efforts may not be timely or may not be to the satisfaction of our customers. Furthermore, while we have performed extensive internal testing on our BEVs, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our BEVs. We cannot assure you that our BEVs are free of defects, which may manifest over time. Product defects, delays or other failures of our products to perform as expected could damage our reputation and result in product recalls, product liability claims and/or significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

China’s and global BEV market is highly competitive, and demand for BEVs may be cyclical and volatile.

China’s NEV market is large yet competitive. Since we are strategically focused on offering premium BEVs, we directly compete with major players in China’s premium BEV market, i.e., pure-play BEV companies and traditional OEMs that also produce BEVs. We may also in the future face competition from new entrants that will increase the level of competition. In addition, as we plan to expand our global presence, we expect to compete with existing and future market players in overseas markets. Our current and potential competitors, particularly international competitors, may have more financial, technical, manufacturing, marketing and other resources than we do, and may be able to devote significant resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, energy efficiency, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects. There can be no assurance that we will be able to compete successfully. Our competitors may introduce new vehicles or services that surpass the quality or performance of our BEVs or services, which would adversely affect our competitive position in the market. They may also offer vehicles or services at more competitive prices, which would have an adverse impact on our sales and profitability. In addition, we may compete with state-owned enterprises or companies that have received investments or other forms of support from state-owned enterprises or other government entities, and such competitors may therefore possess more resources than us.

In addition, volatility in the automobile industry may materially and adversely affect our business, prospects, operating results and financial condition. The sales volume of BEVs in the premium segment in China may not grow at the rate that we expect, or at all. Demand for BEVs depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new entrant to the BEV market, we have less financial resources than more established OEMs to withstand changes in the market and disruptions in demand. Demand for our BEVs may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and components, cost of oil and gasoline and governmental regulations, including tariffs, import regulation and sales taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and less financial resources as compared to many traditional OEMs.

The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for NEVs and domestically produced vehicles could materially and adversely affect our business, financial condition and results of operations.

Our business has benefited from government subsidies, economic incentives and government policies that support the growth of NEVs. For example, each qualified purchaser of our BEVs enjoys subsidies from China’s central government and certain local governments. Furthermore, in certain cities, quotas that limit the purchase of ICE vehicles do not apply to NEVs, thereby incentivizing customers to purchase NEVs. In April 2020, the MoF, together with several other PRC government departments, issued the Announcement on Policies concerning the Exemption of New Energy Vehicles from Vehicle Purchase Tax, and the Circular on Improving the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles, or the 2020 Subsidy Circular, which extended certain subsidies and tax exemptions on EV purchases to the end of 2022. In September 2022, the MoF, together with several other PRC government departments, issued the Announcement on Extending the Policies concerning the Exemption of New Energy Vehicles from Vehicle Purchase Tax, pursuant to which the new energy vehicles purchased during the period from January 1, 2023 to December 31, 2023 shall be exempted from the vehicle purchase tax. According to the Announcement on the Continuation and Optimization of Vehicle Purchase Tax Reduction and Exemption Policy for New Energy Vehicles issued by MoF, SAT and MIIT on June 19, 2023, new energy vehicles with purchase dates between January 1, 2024 and December 31, 2025 are exempted from vehicle purchase tax, of which the tax exemption amount shall not exceed RMB30,000 per new energy passenger vehicle; and for new energy vehicles with purchase dates between January 1, 2026 and December 31, 2027, the vehicle purchase tax will be reduced by half, of which the tax reduction amount shall not exceed RMB15,000 per new energy passenger vehicle. China’s central government also provides certain local governments with funds and subsidies to support the roll out of charging infrastructure.

The above-mentioned and similar policies are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business. For instance, the Circular on Further Improving the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles, effective from March 26, 2019, reduced the amount of national subsidies and canceled local subsidies. The 2020 subsidy standard, effective from April 23, 2020, reduced the base subsidy amount in general by 10% for each NEV, set subsidies for two million vehicles as the upper limit of annual subsidy scale; and provide that national subsidy shall only apply to NEVs that are either (i) with the sale price under RMB300,000 or (ii) equipped with battery swapping mechanism. In December 2021, the MoF, together with several other PRC government departments, issued the Notice on the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles for 2022, or the 2022 Subsidy Notice, which took effect on January 1, 2022. The 2022 Subsidy Notice provides that the subsidies for new energy vehicles purchased in 2022 will be generally lowered by 30% compared to the previous year with limited exceptions in the area of public transport. The total number of new energy vehicles in China that will be entitled to such subsidies should be no more than two million each year and only NEVs with a manufacturer suggested retail price of RMB300,000 or less before subsidies are eligible for such subsidies. Such subsidies have been eliminated at the end of 2022. Furthermore, we have received subsidies from certain local governments. Any reduction or elimination of government subsidies and economic incentives because of policy changes, fiscal tightening or other factors may result in the diminished competitiveness of the EV industry generally or our BEVs in particular. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may also face increased competition from foreign OEMs due to changes in government policies. For example, the tariff on imported passenger vehicles (other than those originating in the United States) was reduced to 15% starting from July 1, 2018. There used to be a certain limitation on foreign ownership of automakers in China, but for automakers of NEVs, such limit was lifted in 2018. Further, on December 27, 2021, the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOFCOM, promulgated the Special Administrative Measures for Market Access of Foreign Investment (2021 version), or the 2021 Negative List, under which there is no limit on foreign ownership of ICE vehicle manufacturers. The Special Administrative Measures for Market Access of Foreign Investment shall be updated and issued from time to time, and the most recent and effective one took effect on November 1, 2024 and replaced 2021 Negative List, pursuant to which the foreign ownership of ICE vehicle manufacturers remains unrestricted. As a result, foreign EV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has constructed the Tesla Giga Shanghai factory in Shanghai without a joint venture partner. These changes could increase our competition and reduce our pricing advantage.

Our suppliers may fail to deliver necessary components of our BEVs according to our schedule and at prices, quality levels and volumes acceptable to us.

We procure components from both domestic suppliers and global suppliers, some of which are our single source suppliers for certain components. Even through alternative suppliers, we may still experience component shortages or the components may not meet our specifications or quality needs which could lead to delays in vehicle production. Furthermore, approving alternative suppliers or developing our own replacements for certain highly customized components of our BEVs may be time consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could disrupt production of our BEVs until an alternative supplier is fully qualified by us or we are able to procure the relevant components in sufficient quantities from alternative suppliers. For example, we do not manufacture certain key hardware components for our BEVs’ autonomous driving system, such as semiconductors, short-range ultrasonic radars and cameras. Our sourcing strategy is to import certain of such components from foreign countries. The loss of any supplier for any reason, including any export control measures adopted by any foreign country to limit the import of supplies into China, could lead to vehicle design changes, production delays and potential loss of access to important technologies, any of which could result in quality issues, delays and disruptions in deliveries, negative publicity and damage to our brand. Developments that we cannot presently anticipate, such as changes in business conditions or government policies, natural disasters or epidemics, could also affect our suppliers’ ability to deliver components to us in a timely manner. In addition, our suppliers may fail to comply with applicable laws and regulations, or they may be involved in product liability claims or incidents of negative publicity. If any of these incidents occur, customers may also lose confidence in our BEVs that incorporate components from the relevant suppliers, and our reputation, business and results of operations could be adversely affected.

Any significant ramp up in production of our BEVs, such as the launch of a new model, has required and may in the future require us to procure a significant amount of additional components in a short amount of time. Our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs. Therefore, unless we are able to find alternative suppliers or develop our own replacements for certain highly customized components, our production supply lines may experience material and significant delays and volume shortages. Additionally, we continuously negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms, seek new and less expensive suppliers for certain parts, and attempt to redesign certain parts to make them less expensive to produce. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer.

Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport components to the relevant manufacturing facilities and service stores and at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, as well as storage, transportation and write-off costs, which could have a material adverse effect on our reputation, business, financial condition and operating results.

As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand image and financial performance.

We have experienced significant growth since 2021. We plan to further grow our business by, among other things, investing in technology, expanding our product portfolio, strengthening our brand recognition, expanding our sales and marketing network and service offerings and entering into overseas markets. Our future operating results will depend to a large extent on our ability to manage our expansion and growth successfully.

Risks that we face in undertaking this expansion include, among others:

●	managing a larger organization with a greater number of employees in different divisions;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, manufacturing, sales and service facilities;
●	implementing and enhancing administrative infrastructure, systems and processes; and
●	executing our strategies and business initiatives successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, results of operations and financial condition.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.

The success of our business ultimately depends on consumer spending. We derive a substantial part of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns about the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may fluctuate or even decline in the near future. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. The potential adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Sales of high-end and luxury consumer products, such as our performance electric vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our electric vehicles and our results of operations may be materially and adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations and adversely affect our results of operations.

Our business could be adversely affected by the effects of epidemics. In the past years, there have been outbreaks of epidemics in China and globally. In early 2022, we faced temporary disruptions due to COVID-19, including factory shutdowns, retail store closures in key cities, supply fluctuations for auto parts and raw materials, and reduced R&D efficiency caused by limited interaction with Sweden-based personnel.

If any of our employees are identified as a possible source of spreading health epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of certain business operations. A recurrence of an outbreak of health epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities, which could in turn adversely affect our results of operations.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services to our customers.

We may be subject to risks associated with autonomous driving technologies.

Capitalizing on our in-house R&D capabilities and strategic partnerships with third parties, we have continued to upgrade Zeekr AD, the autonomous driving technologies on our BEVs, since our inception. Autonomous driving technologies are subject to risks and there have been accidents associated with such technologies from time to time. Although we attempt to remedy any issues we observe in our BEVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Moreover, autonomous driving technology is still evolving and is yet to achieve wide market acceptance. The safety of autonomous driving technologies depends in part on driver interaction, and drivers may not be accustomed to using such technologies. To the extent accidents associated with our BEVs’ autonomous driving systems occur, we could be subject to liability, government scrutiny and further regulation. Furthermore, accidents or defects caused by third parties’ autonomous driving technology may negatively affect public perception, or result in regulatory restrictions, with respect to autonomous driving technology.

Our autonomous driving technologies may be affected by regulatory restrictions. For example, our research and development activities on autonomous driving are subject to regulatory restrictions on surveying and mapping, as well as driverless road testing. According to the Notice on Strengthening the Administration of the Making, Testing and Application regarding Maps for Autonomous Driving issued by National Administration of Surveying, Mapping and Geo-Information in 2016, the autonomous map is a new type of electronic navigation map and data collection, editing, processing and production of autonomous driving maps can only be handled by an entity holding an electronic navigation maps license. The notice further specifies that when an electronic navigation maps license holder cooperates with automakers in developing and testing maps for autonomous driving, the electronic navigation maps license holder must separately conduct the surveying and mapping. Without the approval of the authorities of surveying, mapping and geographic information above the provincial level, it is not allowed to provide or share map data to foreign organizations and individuals as well as foreign-invested companies registered in China. According to the Notice on Promoting the Development of Intelligent Connected Vehicles and Maintaining Surveying and Mapping Geographic Information Security promulgated by the Ministry of Natural Resources on August 25, 2022, automakers and developers of autonomous driving software should either apply for surveying and mapping licenses or engage a licensed entity to collect, store, transform and process geographic data. The notice also requires that foreign invested automakers shall engage a licensed entity to collect, store, transfer and process geographic mapping information and data of vehicles and surrounding road infrastructure, such as spatial coordinates, images, point clouds and attribute information.

According to the Special Administrative Measures for Market Access of Foreign Investment (2024 version) promulgated by NDRC and MOFCOM on September 6, 2024, or 2024 Negative List, we and our PRC subsidiaries which are foreign invested enterprises, or FIEs, are prohibited from directly carrying out surveying and mapping activities in China, and as such, we are not able to obtain the qualification certificate on surveying and mapping by ourselves but instead rely on our third-party collaborators’ qualification certificate on surveying and mapping in the development of BEVs. If we cannot collaborate with these third parties who have surveying and mapping qualification certificates, or these third parties fail to maintain the effectiveness of such qualification certificates during the collaboration term, the relevant regulatory authorities in China may require us to suspend the development or use of Zeekr AD. Any further tightening of regulatory restrictions could have a material adverse impact on our development of autonomous driving technology. If we cannot launch updates for Zeekr AD or continue to provide Zeekr AD, our BEVs may be less attractive to consumers, which would have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our business and prospects depend significantly on our ability to build our Zeekr brand. We may not succeed in continuing to maintain and strengthen the Zeekr brand, and our brand and reputation could be harmed by negative publicity and customer complaints regarding our company, products or services.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the “Zeekr” brand. If we do not continue to develop, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality BEVs and services, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the Zeekr brand will depend heavily on the success of our sales and marketing efforts. For example, we seek to enhance our brand recognition and exposure by locating Zeekr Center, Zeekr Space, Zeekr Deliver Center and Zeekr House in shopping malls or other central areas. We also advertise our BEVs through various online channels, including several social media platforms and e-commerce platforms. While we seek to optimize resource allocation through careful selection of sales and marketing channels, such efforts may not achieve the desired results. To promote our brand, we may be required to change our branding practices, which could result in substantially increased expenses, including the need to utilize traditional media and offline advertising. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

We have received customer complaints in the ordinary course of our business and may continue to encounter them in the future, primarily concerning alleged misleading marketing language, after-sales service quality, and vehicle delivery delays. Additionally, we may face risks associated with customer dissatisfaction due to product updates or pricing adjustments when launching new vehicle models. As of the date of this annual report, we have not experienced any material customer complaints that affected our operations or any production suspensions due to customer complaints. However, if we receive a high number of or material customer complaints in the future, our brand image could be negatively affected, which, in turn, could negatively affect the sales of our products. If incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media in China, any negative publicity or customer complaint, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in our brand. In addition, from time to time, our products are evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our brand. If any of the foregoing negative events materialize, the demand for our BEVs, our financial performance and results of operations will be adversely affected.

Any dysfunction or outdated developments in SEA may negatively affect the production of our BEVs.

We develop our BEV models on SEA, an innovative platform tailor-made for BEV design and engineering. Therefore, if we encounter any dysfunction with respect to SEA, our vehicle design and production will be negatively impacted. Although we would attempt to remedy any issues we observe in SEA as effectively and rapidly as possible, such efforts may not be timely, may hamper the vehicle development and production of our BEV models or may not meet the requirement of our customers.

Moreover, we expect competition in our industry to intensify in the future in light of increasing demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Our competitors may expedite their progress on upgrading their manufacturing infrastructure. We cannot assure you that SEA would always apply the most leading technologies in the industry. Any outdated development may adversely and negatively affect the demand of our future models, and lead to customer dissatisfaction. These will materially and adversely affect our reputation, results of operations and growth prospects. Furthermore, there can be no assurance that Geely Holding will always permit us to utilize SEA. In the event that we have to develop our own BEV platform or explore cooperation with other BEV platform providers, we would incur significant costs, and our results of operations and financial condition could be materially and adversely affected. Finally, Geely Group’s portfolio BEV brands are also authorized to adopt SEA in its BEV development process. Therefore, we may face competition from the market and lose some of our competitive advantages with other brands in Geely Group that have adopted SEA in its development process, which would negatively affect our results of operations.

Any problems or delays in ramping and maintaining operations of the Vehicle Manufacturing Factories could negatively affect the production of our BEVs.

We have entered into Cooperation Framework Agreements with Geely Group for the manufacturing of our Zeekr vehicles at the Zeekr Factory, the Chengdu Factory, the Meishan Factory and the Chunxiao Factory (together, “Vehicle Manufacturing Factories”). Our future operation and prospects depend on the successful ramping and maintaining of operation in these factories. See “Item 4. Information on the Company—4.B. Business Overview—Manufacturing, Supply Chain and Quality Control.”

There can be no assurance that our oversight on BEV manufacturing will always be effective, as the Vehicle Manufacturing Factories are not owned by us. Vehicle production at such factories may also experience delays or suspensions. For example, vehicle production at the Zeekr Factory was temporarily suspended in early 2022 due to the COVID-19 pandemic, and we also encountered a temporary suspension in production at the Zeekr Factory in the first quarter of 2023 due to production line upgrades. As of the date of this annual report, we have not experienced any material customer complaints caused by the delays or suspensions of vehicle production at the Vehicle Manufacturing Factories. In addition, there will be a negative impact on our business operation if, in the future, such OEM model is limited by applicable laws and regulations, or becomes subject to more stringent regulatory oversight. Given the size and complexity of the manufacturing of BEVs, it is possible that the Vehicle Manufacturing Factories may experience issue or delays in further expanding its production output. If any of these factories experiences any such issues or delays, our business, prospects, operating results and financial condition could be adversely impacted.

We may build or acquire manufacturing facilities in the future, which may significantly increase our capital outlay and adversely impact our operations and financial condition.

Currently, we have partnered with Geely Group to produce our Zeekr vehicles on an OEM basis under the Cooperation Framework Agreements at the Vehicle Manufacturing Factories. If market demand for our Zeekr vehicles increases in the future, we may consider building our own manufacturing factories or acquiring manufacturing facilities from third parties, including Geely Group, to produce our Zeekr vehicles independently. In such a scenario, we would need to significantly increase our capital outlay and our business model will transition to an asset-heavy model. Additionally, we do not have any experience operating manufacturing facilities independently. All of these factors could adversely impact our operations and financial condition.

The disruption of supply or shortage of components and materials could have a material adverse impact on our business.

We may experience supply interruption and/or shortages relating to components and raw materials, which could materially and adversely impact our business, prospects, financial condition and operating results. We use various components and raw materials in our business, such as steel, aluminum, as well as semiconductor chips and battery cells. The available supply for these materials has historically fluctuated and may continue to be unstable in future, depending on market conditions and global demand for these materials. Factors affecting supply and price include variables such as increased production of BEVs by our competitors, the ongoing trade tensions between the United States and China, and any future regulatory restrictions on our suppliers, among others, any of which could adversely affect our business and operating results. In October 2022, the Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”) released broad changes in export controls, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors and associated components and technology. On October 17, 2023, BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations. Both the October 2022 and October 2023 regulations have limited our access to certain semiconductor chips we have historically used and required that we identify and source alternatives.

While we do not expect the new regulations to materially affect our business, there can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials in a manner that would materially affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions.

In addition, growth in popularity of BEVs without a corresponding and significant expansion in production capacity for semiconductor chips and battery cells could result in shortages and increased materials costs to us. Any attempts by us to increase our end product prices in response to supply interruption could result in decrease in sales and therefore materially and adversely affect our brand, image, business, prospects and operating results.

If our suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing high quality electric vehicles while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control our independent suppliers or their business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

Violation of labor or other laws by our suppliers or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our electric vehicles if, as a result of such violation, we were to attract negative publicity. If we, or other players in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, results of operations and financial condition.

We may be unable to adequately control the costs associated with our operation.

We have devoted significant capital to developing and growing our business, including developing our BEV models, purchasing equipment, procuring required raw materials, and building our sales and servicing infrastructure. We expect to further incur significant costs, including research and development expenses, as we roll out new models, improve existing BEV models and diversify our current product offerings, additional operating costs and expenses for production ramp up, raw material procurement costs, and selling and distribution expenses as we build our brand and market our vehicles. In particular, the prices for raw materials such as aluminum and steel fluctuate upon factors beyond our control, and could adversely affect our business and results of operations. Substantial increases in the prices for raw materials such as aluminum and steel would increase our cost of revenues and could reduce our margins. Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may lose control over the increase of costs in connection with our services including after-sales services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. The change of model mix may also impact our margin. If we are unable to design, develop, market, sell, and service our vehicles and provide services in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.

Any large-scale delays in the delivery, manufacturing and launch of our pipeline products could have a material adverse impact on our business.

OEMs often experience delays in the launch, manufacturing and deliveries of new vehicle models due to various reasons beyond our control. To the extent we need to delay the launch of our BEVs, our growth prospects could be adversely affected as we may fail to grow our market share. We plan to periodically launch upgrades to our existing BEV models, and such upgrades could also be subject to delays. There are also various reasons beyond our control which could cause delay in the launch of our new products and service. For example, before launching new BEV models and/or products and services, we may be required to obtain approvals from relevant authorities. We might not be able to obtain the relevant approvals in time, or at all, which may cause delays or prevent the launch of our products, which would materially and adversely affect our business and operating results. Currently, our vehicles are manufactured at the Vehicle Manufacturing Factories, and any delays or suspensions at the factories will negatively affect our vehicle production and deliveries. For example, vehicle production at the Zeekr Factory was temporarily suspended in early 2022 due to the COVID-19 pandemic, and we also encountered a temporary suspension in production at the Zeekr Factory in the first quarter of 2023 due to production line upgrades at the factory. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components used in our BEVs. To the extent our suppliers experience any delays in providing us with or developing necessary components or experience quality issues, we could experience delays in delivering according to our timelines. Any delay in the launch, manufacturing and delivery of our future models, or in offering upgrades or performing after-sales services to existing models could lead to customer dissatisfaction and materially and adversely affect our reputation, demand for our BEVs, results of operations and growth prospects.

Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, and discourage consumers from purchasing our BEVs.

We are subject to various data privacy and protection laws and regulations in China, including, without limitation, the PRC Cybersecurity Law, the PRC Data Security Law, the PRC Personal Information Protection Law, and the Several Provisions on the Management of Automobile Data Security (Trial Implementation), or the Provisions on MADS. Pursuant to these laws and regulations, a service provider is required to obtain a user’s consent to collect the user’s personal information. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Internet Security and Privacy Protection.”

We have adopted strict information security policies, and we use a variety of technologies to protect the data with which we are entrusted. We mainly collect and store data relating to the usage of our BEVs, the autonomous driving system and intelligent operating system, as well as data collected through our sales and services channels. To the extent we collect customer information, we obtain prior consent from our customers in accordance with applicable laws and regulations. We desensitize customer data by removing personally identifiable information, when such information is not relevant to our business. We then analyze such information to improve our technologies, products and services. For further information, see “Item 4. Information on the Company—4.B. Business Overview—Data Security and Protection.”

Nevertheless, collection, use and transmission of customer data may subject us to legislative and regulatory burdens in China and other jurisdictions, which could, among other things, require notification of data breach, restrict our use of such information and hinder our ability to acquire new customers or serve existing customers. As of the date of this annual report, we have not experienced any material noncompliance with respect to data privacy and protection laws and regulations. If we were found to be in violation of customers’ rights to data privacy, we could face administrative investigation, disciplinary actions, civil claims and reputational damage. We may incur significant expenses to comply with laws and regulations relating to data privacy, data security and consumer protection, as well as relevant industry standards and contractual obligations. If third parties improperly obtain and use the personal information of our customers, we may be required to expend significant resources to resolve such problems.

In addition, the interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may also become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with our methods for data collection and storage. In addition to the regulatory requirements, consumer attitudes towards data privacy are also evolving, and consumer concerns about the extent to which their data is collected by us may adversely affect our ability to gain access to data and improve our technologies, products and services. If consumers allege that we have improperly collected, used, transmitted, released or disclosed their personal information, we could face legal claims and reputational damage. Furthermore, the integrity of our data protection measures could be compromised by system failures, security breaches or cyberattacks. If we are unable to comply with the applicable laws and regulations or effectively address data privacy and protection concerns, such actual or alleged failure could damage our reputation, discourage consumers from purchasing our BEVs and subject us to significant legal liabilities.

We may not be able to maintain and enhance our strategic relationships with our strategic partners.

Strategic business relationships will be an important factor in the growth and success of our business. We have also formed strategic partnerships with several key suppliers and partners. See “Item 4. Information on the Company—4.B. Business Overview—Collaboration and Strategic Partnerships” for details regarding our collaboration with third-party partners. If we are unable to maintain and enhance our strategic relationship with any of such partners, our business, financial condition and results of operations would be materially and adversely affected.

We may not be able to expand our physical sales and service network cost-efficiently.

Our offline sales and service network consists of Zeekr Center, Zeekr Space, Zeekr Delivery Center and Zeekr House. As of December 31, 2024, we had a total of 467 offline sales and service centers in China and 71 offline locations overseas. We plan to further expand our physical sales and service network. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner. We may need to invest significant capital and management resources to operate existing direct stores and open new ones, and there can be no assurance that we will be able to improve the operational efficiency of our direct stores.

Our services, including those provided through third parties, may not be generally accepted by our customers. If we are unable to provide or arrange adequate services for our customers, our business and reputation may be materially and adversely affected.

We cannot assure you that our services or our efforts to engage with our customers using both our online and offline channels, will be successful, which could affect our revenues as well as our customer satisfaction and marketing. Moreover, we are unable to ensure the availability or quality of services provided by third parties, such as road assistance, vehicle logistics, and automobile financing and insurance. If any of the services provided by third parties becomes unavailable or inadequate, our customers’ experience may be adversely affected, which in turn may materially and adversely affect our business and reputation. For instance, certain of our after-sales services, such as metal works or painting, are provided through the service centers of Lynk & Co dealerships. We cannot assure you that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.

In addition, if we are unable to roll out and establish a widespread service network through a combination of our and third parties’ delivery and servicing centers and authorized body and painting shops, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our sales, results of operations, and prospects.

We may face challenges in providing charging solutions.

We have marketed our ability to provide our customers a convenient charging experience. We offer installation of at-home charging solutions for our customers. Customers may also charge through Zeekr on-the-road charging solutions and charging fleets. We plan to expand our charging network by partnering with third parties to provide more choices for our customers. As of December 31, 2024, we offered a charging network that is connected to over one million third-party charging piles across China. There can be no assurance that our partners will continue to expand their charging facilities, or that such partners will continue their cooperation on terms acceptable to us, or at all. As a result, we may need to invest significant capital to establish more Zeekr on-the-road charging solutions and/or engage additional franchisees to operate such stations. In addition, the installation of home-use charging piles is handled by third-party service providers, although the installation process is supervised by our internal employees, the installation service may not meet our customers’ expectations. To the extent we or the relevant third parties are unable to meet customer expectations or experience difficulties in providing charging solutions, our reputation and business may be materially and adversely affected.

The range of our BEVs on a single charge may be adversely affected by a number of factors, which may negatively influence potential customers’ decisions on whether to purchase our BEVs.

The range of our BEVs on a single charge declines principally as a function of environment temperature, usage, time and charging patterns as well as other factors. For example, a customer’s use of his or her BEV as well as the frequency with which the battery is charged can result in additional deterioration of the battery’s ability to hold a charge. Battery deterioration and the related decrease in range may negatively influence potential customer decisions on whether to purchase our BEVs, which may adversely affect our ability to market and sell our BEVs. There can be no assurance that we will be able to continue to improve the cycle life of our battery packs in the future.

We may have to accept our customers’ cancellation of orders.

Customers typically place orders for our products through the Zeekr APP, with some orders requiring non-refundable deposits. We have experienced cancellations in the past. Our users may cancel their orders for many reasons out of our control. The potentially long waiting time from the time a reservation is made until the time the vehicle is delivered could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments and other factors. If we encounter significant delays in the delivery of our existing and future vehicle models, we believe that a significant number of reservations may be cancelled, which would negatively affect our results of operations.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders’ equity or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development, ramp up our production capacity and expand our sales and service network. As we ramp up our production capacity and operations, we may also require significant capital with respect to our business, such as our R&D activities, and such costs may be greater than anticipated. We expect that our level of capital expenditures will be significantly affected by user demand for our BEVs and services. Given that we have a limited operating history, we have limited historical data on the demand for our BEVs and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We plan to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. Furthermore, our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. In particular, recent disruptions in the financial markets and volatile economic conditions could affect our ability to raise capital. If we are unable to obtain any needed additional funding, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned research, development, manufacturing and marketing activities, any of which could materially harm our business. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders’ interest.

Our industry is rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in the ICE may materially and adversely affect the demand for our BEVs.

We operate in China’s BEV market, which is rapidly evolving and may not develop as we anticipate. The regulatory framework governing the industry is currently uncertain and may remain uncertain for the foreseeable future. As our industry and our business develop, we may need to modify our business model or change our products and services. These changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.

Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. In addition, a sustained depression of petroleum price could make the ownership of ICE vehicles more attractive to consumers. Any failure by us to successfully react to changes in alternative technologies and market conditions could materially harm our competitive position and growth prospects.

We may face risks associated with the international sale of our BEVs, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

While we have historically sold substantially all of our BEVs in China, we have been exploring opportunities to expand into international markets. For example, we started to deliver Zeekr 001 in Europe in December 2023, through our self-owned stores and local dealers. In 2024, we further expanded into other international markets such as Thailand, Singapore and Australia. While we expect China will continue to be our primary market, the marketing and sale of our BEVs to international markets may increase in the future, which will expose us to a number of risks, including, but not limited, to:

●	fluctuations in foreign currency exchange rates;
●	increased costs associated with maintaining the ability to understand the local markets and develop and maintain effective marketing and distributing presence in various countries;
●	providing customer service and support in these markets;
●	difficulty with staffing and managing overseas operations;
●	uncertainties in local markets in developing countries, such as unstable demands and underdeveloped market conditions;
●	unstable geopolitical environments that generally affect the overseas markets, such as wars, conflicts and regional tensions;

●	failure to develop appropriate risk management and internal control structures tailored to overseas operations;
●	difficulty and cost relating to compliance with different commercial and legal requirements of the overseas markets in which we offer or plan to offer our products and services including charging and other electric infrastructures;
●	failure to obtain or maintain permits for our products or services in these markets;
●	different safety concerns and measures needed to address accident related risks in different countries and regions;
●	inability to obtain, maintain or enforce intellectual property rights;
●	unanticipated changes in prevailing economic conditions and regulatory requirements;
●	ineligibility for tax credits or other incentives offered by governments in these markets; and
●	adverse impact from economic sanctions and trade barriers such as export, import and international trade controls, tariffs, taxes and other restrictions and expenses.

On October 4, 2023, the European Commission published a notice of initiation of EU anti-subsidy investigations into EU imports of BEVs from China (the “EU Subsidy Probe”). Using the sampling method, the European Commission selected Geely Auto as one of the investigation targets of the EU Subsidy Probe, and Geely Auto is actively cooperating with the investigation. However, anti-subsidy investigations, such as the EU Subsidy Probe, or other similar investigations in overseas markets may adversely affect the imports of BEVs from China, such as ours, into overseas markets, and our strategy of expanding into overseas markets may be negatively impacted.

Our potential expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries. Our success in international expansion depends, in part, on our ability to succeed in different legal, regulatory, economic, environmental, social and political conditions which we have little control over. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. In addition, we may not be able to monitor the sales of our BEVs operated by local dealers in overseas market as directly and effectively as our self-owned stores. There can also be no assurance that the local dealers will always comply with their obligations under the applicable agreements and report the sales related information in a timely and accurate manner, which may result in high dealer inventory, high retail price discount and unsatisfactory customer experience. A change in one or more of the factors described above may have a material adverse effect on our business, financial condition and results of operations.

Our future growth is dependent upon consumers’ willingness to adopt NEVs and specifically our BEVs.

The demand for our BEVs and services will highly depend upon the adoption by consumers of NEVs in general and BEVs in particular. The market for NEVs is still rapidly evolving, characterized by rapidly changing technologies, prices and the competitive landscape, evolving government regulation and industry standards and changing consumer demands and behaviors.

Other factors that may influence the adoption of NEVs, and specifically BEVs, include:

●	perceptions about NEV quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of NEVs, whether or not such vehicles are produced by us or other OEMs;
●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technologies, such as autonomous driving and battery cells;
●	the limited range over which NEVs may be driven on a single battery charge and the speed at which batteries can be charged;
●	the decline of an NEV’s range resulting from deterioration over time in the battery’s ability to hold a charge;
●	the availability of other types of NEVs, including plug-in hybrid electric vehicles;
●	improvements in the fuel economy of the internal combustion engine;

●	the availability of after-sales service for NEVs;
●	the environmental consciousness of consumers;
●	access to charging stations, standardization of BEV charging systems and consumers’ perceptions about convenience and cost for charging a BEV;
●	the availability of tax and other governmental incentives to purchase and operate NEVs or future regulation requiring increased use of nonpolluting vehicles;
●	perceptions about and the actual cost of alternative fuel; and
●	macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our BEVs and use our services. If the market for NEVs does not develop in the way as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be affected.

Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our BEVs. Demand for new cars typically declines over the winter season and during the Chinese New Year holiday, while sales are generally higher in September and October. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. We may record significant increase in revenues when we commence mass delivery of a new product to fulfill customer orders accumulated in prior periods, but we may not be able to maintain our revenue at similar levels in subsequent periods. Also, any health pandemic or epidemics and natural disasters such as unusually severe weather conditions in some markets may impact demand for, and our ability to deliver, our BEVs. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period operating results to vary based on our operating costs, which we anticipate will increase significantly in the future periods as we, among other things, design and develop new models, diversify our product portfolio, develop new technological capabilities, ramp up our manufacturing facilities and expand our physical sales network, as well as expand our general and administrative functions to support our growing operations. We may incur substantial research and development and/or selling expenses when we develop and/or promote a new product in a given period without generating any revenue from such product until we start delivery of such products to customers in the future periods. As a result of these factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons may not be indicative of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of the ADSs could fall substantially either suddenly or over time.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend against such claims.

If we become liable for product liability claims, our business, operating results and financial condition may be harmed. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our BEVs do not meet applicable standards or requirements, resulting in property damage, personal injury or death. Our risks in this area are particularly pronounced given we have limited experience of offering BEVs. Although we implement full-cycle quality control, covering design, procurement, production, sales and after-sales services, we cannot assure you that our quality control measures will be as effective as we expect. Any failure in any of our quality control steps would cause a defect in our BEVs, and in turn, could harm our customers. A successful product liability claim against us could require us to pay a substantial monetary compensation. Moreover, a product liability claim could generate substantial negative publicity about our BEVs and business and inhibit or prevent commercialization of our future NEVs, which would have material adverse effect on our brand, business, prospects, financial condition and results of operations.

We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business and results of operations.

Our existing and future BEVs may not perform as expected or may require repair. Our BEVs’ performance depends on various complex components supplied by various suppliers. There is no guarantee that all product specifications of our BEVs, which reflect our current expectations and development targets, will actually be realized. The software used to operate our BEVs is complex and may contain defects and errors. Our quality management system may not be effective or sufficient and the number of defective vehicles may be substantially higher than anticipated.

Our BEVs have not been recalled so far, but this may happen in the future. As a result, we may be subject to adverse publicity, damage to our brand and liability for costs. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our BEVs, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image, business and results of operations.

If we fail to effectively collaborate with financial service providers, our business may be adversely affected.

We cooperate with financial service providers and connect them with customers who seek automotive financing solutions. We believe the availability of financing options is important to our customers. If affordable automotive financing solutions are not available for our customers, we may not be able to grow our sales. We provide a variety of products relating to mobility life we sell through our online community. We also collaborate with Genius Auto Finance, a vehicle financing solution provider under Geely Auto, as well as a number of commercial banks, such as Bank of China, Industrial and Commercial Bank of China and China Construction Bank, with quality service capabilities, to facilitate auto finance for our customers. As we continue to grow our business, we may not be able to connect all customers who qualify for auto finance with financial service providers. In addition, if we do not successfully monitor and comply with applicable national and/or local financial regulations and consumer protection laws governing finance lease transactions, we may become subject to enforcement actions or penalties, which would adversely affect our business.

Any cyberattacks, unauthorized access or control of our BEVs’ systems could result in loss of confidence in us and our BEVs and harm our business.

Our BEVs contain complex information technological systems to support smart technological functions and to accept and install periodic FOTA updates. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks and our BEVs’ technological systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks and systems. We encourage reporting of potential vulnerabilities in the security of our BEVs, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that vulnerabilities will not be exploited in the future before they can be identified, or that our remediation efforts are or will be successful. Any cyberattacks, unauthorized access, disruption, damage or control of our information technology networks or our BEVs’ systems or any loss or leakage of data or information stored in our systems could result in legal claims or proceedings. In addition, regardless of their veracity, reports of cyberattacks to our information technology networks or our BEVs’ systems or data, as well as other factors that may result in the perception that our information technology networks or our BEVs’ systems or data are vulnerable to “hacking,” could negatively affect our brand and harm our business, prospects, financial condition and results of operation.

Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.

We enable our customers to access a variety of features and services through our mobile apps. In addition, certain of NEVs’ features depend to a certain extent on connectivity to our information technology systems. As such, the availability and effectiveness of our services depend on the continued operation of our information technology and communications systems. Our systems are vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses or other attempts to harm our systems. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

We offer competitive warranty terms to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain, and brake system. It also covers free road assistance under the warranty coverage. We recorded and plan to adjust warranty reserves based on changes in estimated costs and actual warranty costs. For a detailed discussion, see “Item 4. Information on the Company—4.B. Business Overview—Our Sales and Services—After-sales Services and Value-added Services.”

We cannot assure you that our warranty reserves will be sufficient to cover future warranty claims. In particular, due to our limited operating history, we have limited experience with warranty claims regarding our vehicles or with estimating warranty reserves. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.

We may grant share-based awards in the future, which may incur more share-based compensation expenses, which will have a significant impact on our results of operations.

In 2021, we adopted a share incentive plan, pursuant to which restricted share units, or RSUs, were granted to certain employees, officers and directors of us. As of December 31, 2024, 64,633,894 RSUs had been granted and are outstanding. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. Moreover, if additional RSUs or other share incentives are granted to our employees, directors in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, because our BEVs are based on a different technology platform than traditional ICE vehicles, individuals with sufficient training in NEVs may not be available for hiring, and we will need to expend significant time and expense training the employees we hire. We also require sufficient talents in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. From time to time, our executive officers and key employees have been, and may in the future be, subject to negative news. Lawsuits or regulatory investigations or actions against our executive officers or key employees may also generate negative publicity that significantly harms our reputation, which may adversely affect our business and results of operations. We have not obtained any “key person” insurance on our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which includes non-competition clauses, confidentiality clauses and intellectual property ownership clauses. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their employment agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under relevant PRC laws.

Misconduct by our employees during and before their employment with us could expose us to potentially significant legal liabilities, reputational harm and/or other damages to our business.

Many of our employees play critical roles in ensuring the safety and reliability of our products and services and/or our compliance with relevant laws and regulations. Certain of our employees have access to sensitive information and/or proprietary technologies and know-how. While we have adopted codes of conduct for all of our employees and implemented detailed policies and procedures relating to intellectual property, proprietary information and trade secrets, we cannot assure you that our employees will always abide by these codes, policies and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive client information or proprietary information, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected as a result.

In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct. We have put in place various safeguards and spend significant amount of time and efforts to address the risk of unauthorized third-party information being introduced into our systems or used in our operations. We could be involved in related proceedings that may arise in the future, or be forced to defend against any allegations in the future, even when the allegations are not justified. Any negative publicity surrounding these allegations, especially in the event that any of these employees is found to have committed any wrongdoing, could negatively affect our reputation and may have an adverse impact on our business. Likewise, suppose our sales forces do not comply with applicable laws and regulations, for example, false or misleading promotion, this could materially impact our brand image and customers’ trust in our brand and could result in harming our business and financial condition.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would materially and adversely affect our business and results of operations.

In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with China Compulsory Certification, or CCC, before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Although each of our BEV models has received CCC certifications, we cannot assure you that each of our future BEV models will be able to receive such certifications. Furthermore, the government carries out the supervision and scheduled and unscheduled inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the CCC may be suspended or even revoked. With effect from the date of revocation or during suspension of the CCC, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold or used in any commercial activity. Failure of any of our BEV models to satisfy motor vehicle standards would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our BEVs make use of battery cells, and battery cells may catch fire or vent smoke and flame on rare occasions.

Our BEVs’ battery packs make use of battery cells. On rare occasions, battery cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other battery cells. While our batteries are built with robust safety features and strong thermal management capabilities, there can be no assurance that our batteries will always function safely. If any safety accident occurs to any of our BEVs’ battery pack, we could be subject to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of battery cells for automotive applications or any future incident involving battery cells, such as a vehicle fire, even if such incident does not involve our BEVs, could seriously harm customers’ confidence in our BEVs.

If our vehicle owners make unauthorized modification to our BEVs, the vehicle may not operate properly.

Automobile enthusiasts may seek to “hack” our BEVs to modify their performance which could compromise vehicle safety systems. Also, customers may customize our BEVs with after-market parts that can compromise driver safety. We do not test, nor do we endorse, such changes. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our BEVs and any injuries resulting from such modifications could result in adverse publicity, which would negatively affect our brand and harm our business, prospects, financial condition and results of operations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs and potential adverse effect on our business operations.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our BEVs, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents, copyrights or trademarks regarding their proprietary rights. Companies holding patents, copyrights, trademarks or other intellectual property rights may bring suits alleging infringement of such rights by us or our employees or otherwise assert their rights and urge us to take licenses. Any such intellectual property infringement claim could result in costly litigation and divert our management’s attention and resources.

If we or our employees are determined to have infringed upon a third-party’s intellectual property rights, we may be required to do one or more of the following:

●	cease offering NEVs or services that incorporate or use the challenged intellectual property;
●	pay substantial damages;
●	seek a license from the holder of the infringed intellectual property right, in which case the license may not be available on reasonable terms or at all;
●	redesign our BEVs or relevant services which would incur significant cost; or
●	establish and maintain alternative branding for our BEVs and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, financial condition and results of operation could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention, which would negatively affect our brand and harm our business, prospects, financial condition and results of operations.

As our intellectual property rights may expire and may not be extended, our applications may not be granted, and our intellectual property rights may be contested, circumvented, invalidated, or limited in scope, our intellectual property rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.

We rely on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect our proprietary rights. As of December 31, 2024, we had 2,277 patents (including 192 invention patents) and 3,904 pending patent applications, which we have invested significant resources to develop. In addition, as of the same date, we have been licensed 589 and 1,769 registered trademarks in mainland China and overseas from Geely Holding, respectively, and Geely Holding has 1,084 pending trademark applications relating to our business in China and certain other jurisdictions. As of December 31, 2024, we also had 213 registered software copyrights and 361 registered domain names. Also, the patents related to SEA are licensed from Geely Holding. We rely on trademark and patent law, trade secret protection and confidentiality and license arrangements or agreements with our affiliates, employees and others to protect our intellectual property rights. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

There can be no assurance that our application for the registration with competent government authorities of trademarks and other intellectual property rights related to our current or future business will be approved, or our intellectual property rights will not be challenged by third parties or found by the relevant governmental or judicial authority to be invalid or unenforceable. From time to time, we may encounter difficulties registering our intellectual properties or have disputes with third parties regarding our intellectual properties. If the relevant trademarks or other intellectual properties could not be registered, we may fail to prevent others from using such intellectual properties, and our business, financial condition and results of operations may be materially and adversely affected.

Especially, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

PRC intellectual property-related legal system has been established in the recent decades and is still evolving. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, as our patents may expire and may not be extended and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business operations, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our patents, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality and license arrangement and agreements with our employees and others to protect our proprietary rights.

We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

PRC laws relating to intellectual property legal system has been established in the recent decades and is still evolving. Accordingly, we need to adapt to the PRC legal system and may adopt many measures to protect our intellectual property rights in China, and the protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing the unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent the misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and the diversion of our resources.

Some of our leasehold interests may be defective, which may challenge or affect our right to use the leased properties. In addition, we have not completed registration procedures in respect of our leased properties with the relevant PRC authorities.

Certain of these leased properties in China are not used in accordance with PRC laws. Our leasehold interests in such leased properties are therefore under defective situations. Some of our leased properties may have legal defects that could affect our lease rights. In certain cases, lessors may not have provided us with the necessary certificates, approvals, or consents proving their right to lease or sublease these properties. Additionally, some properties may be subject to legal uncertainties related to land use planning, mortgages, or other encumbrances, which could result in our lease rights being challenged or invalidated, potentially requiring us to relocate and incur additional costs. Furthermore, most of our lease agreements in China have not been registered with the relevant authorities, and failure to complete such registration within a specified timeframe may subject us to fines ranging from RMB 1,000 to RMB 10,000 per unregistered lease agreement.

If any of our leases are terminated or become unenforceable as a result of challenges from third parties or the above mentioned defects, we would need to seek alternative properties, relocate the relevant functions and move our stores, offices or service centers somewhere else and incur relocation costs, and there is no guarantee that we would be able to find suitable alternative properties on reasonable commercial terms, if at all. Any relocation could lead to disruptions to our operations and may have an adverse effect on our business, financial condition, results of operations and prospects.

We may be required to change our registered address or relocate our operating offices under PRC law.

Under PRC law, the registered address of a company shall be its main premises for business operations. If a company intends to set up other premises for business operations outside its registered address, the company shall register those premises for business operations as branch offices with the relevant local market regulation authorities at the place where the premises are located and obtain business licenses for them as branch offices.

Currently, some of our subsidiaries have set up premises for business operations outside their registered addresses as the operating addresses, and use these premises as the main premises for business operations. We may not be able to change the registered address of our subsidiaries to its operating addresses or register such premises as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. Our PRC subsidiaries may be listed as “enterprises with abnormal operations” and disclose the same to the public if they fail to register such premises, and failure to make rectification in a timely manner may further subject our PRC subsidiaries to fines, or subject their respective legal representative or person in charge to administrative orders suspending their term of office for a certain period of time. In the future, we may expand our business to additional locations in China and we may fail to update the registered addresses for our subsidiaries or register those premises as branch offices in a timely manner. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including but not limited to fines, being listed on the List of Enterprises with Serious Illegal and Dishonest Acts and publicized to the public, and our business licenses may be revoked under serious circumstances. As of the date of this annual report, we have not received any regulatory or governmental administrative penalties in relation to the registered address of our subsidiaries. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

If our estimates or judgments relating to our critical accounting policies prove to be inaccurate, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP and our key metrics require management to make estimates and assumptions that affect the amounts reported in the combined and consolidated financial statements and accompanying notes and amounts reported in our key metrics. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Item 5. Operating and Financial Review and Prospects—5.E. Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of the ADSs.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We have limited liability insurance coverage for our products and business operations. A successful liability claim against us due to injuries suffered by our customers could materially and adversely affect our financial condition, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

We face risks associated with our acquisition of Lynk & Co, and if we fail to successfully integrate our recently acquired business or any future targets into our own operations, our post-acquisition performance and business prospects may be adversely affected.

We entered into strategic integration transactions with certain Geely entities, following which we acquire Lynk & Co as our indirect non-wholly-owned subsidiary in February 2025. There can be no assurance that the acquired Lynk & Co will bring benefits to us to the extent anticipated. We may not be able to successfully integrate Lynk & Co into our existing business to achieve the expected synergies with our existing operations and to fulfill the contemplated purposes of this acquisition. These synergies are inherently uncertain, and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and are beyond our control. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition of Lynk & Co Group. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of Lynk & Co could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisition may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to realize. We would be subject to and may not be able to successfully manage a variety of additional risks associated with respect to integrating Lynk & Co with us. These risks include, but are not limited to, the following:

●	challenges in the integration of operations and systems and in managing the expanded operations;
●	challenges in achieving anticipated business opportunities and growth prospects from integrating the businesses of Lynk & Co with the rest of ours;
●	challenges in navigating complex regulatory requirements or to respond to future changes in regulatory environment in an effective and timely manner; and
●	unanticipated additional costs and expenses resulting from integrating into our business additional personnel, operations, products, services, technology, internal controls and financial reporting responsibilities.

Even if we achieve the expected benefits, they may not be achieved within the anticipated time frame. Also, the synergies from our acquisition of Lynk & Co may be offset by costs incurred in the acquisition, losses of or disputes with key customers, suppliers, shareholders and employees of Lynk & Co Group, increases in other expenses, operating losses, liabilities or problems in the business unrelated to our collaboration. As a result, there can be no assurance that these synergies will be achieved.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to enhance our competitive position. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;
●	difficulties in retaining, training, motivating and integrating key personnel;
●	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing businesses;
●	strain on our liquidity and capital resources;
●	difficulties in executing intended business plans and achieving synergies from such strategic investments or acquisitions;
●	difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;
●	difficulties in retaining relationships with existing suppliers and other partners of the acquired business;
●	risks of entering markets in which we have limited or no prior experience;
●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;
●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and
●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

Any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

We are subject to laws and regulations relating to environmental protection, fire protection, health and safety, work safety, hazardous chemicals and construction.

During the ordinary course of our business, the relevant production, manufacturing or construction works may subject us to PRC laws and regulations on environmental protection, fire protection, health and safety, work safety, hazardous chemicals and radiation devices. In addition, we may be required to obtain additional permits or make additional filings or registrations for the construction works in relation to decoration we made on the leased properties, especially those used as stores, depending on the amount of investment and area of the properties, including but not limited to obtaining construction permit, filing for as-built inspection of projects and the relevant fire protection inspection and filing procedures. As of the date of this annual report, we have not completed all necessary construction permits or fire protection inspection and filing procedures for certain of decorations on our leased properties in a timely manner. We may be subject to fines, orders to make rectification, or required to terminate or demolish our decoration within a given timeframe. If any of our decorations are ordered to be terminated or demolished due to the above-mentioned defects, we would not be able to recover our investment in such construction works, and we would need to seek alternative properties, relocate the relevant functions and move our stores, offices or service centers somewhere else and incur relocation costs. There is no guarantee that we would be able to find suitable alternative properties on reasonable commercial terms, if at all. Any demolishment or relocation could lead to disruptions to our operations and may have an adverse effect on our business, financial condition, results of operations and prospects.

We have been compliant with such laws and regulations in all material aspects except for the above-mentioned defects. However, as we continue to expand our business operations and the PRC regulators continue to exert more oversight on administrative management of certain aspects such as environmental protection, health and work safety, as well as other factors beyond our control, we cannot assure you that there will not be violations or suspected violations that result in us becoming subject to governmental investigations, fines and other legal or administrative sanctions. If we or the manufacturer of our BEVs fail to comply with applicable regulations in relation to environmental protection, fire protection, health and safety, work safety, hazardous chemicals, radiation devices and construction or maintain and renew the relevant permits in a timely manner, we could be subject to fines or be forced to close or temporarily cease part or all of our operations or other penalties, any of which could have a material adverse effect on our business, prospects, financial condition and results of operation.

Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.

In order to operate our business, we need to obtain a series of licenses, permits and approvals, make filings or complete registrations according to relevant PRC laws and regulations. However, given the intent of the PRC regulators to exert more oversight on administrative management of certain aspects such as environmental protection, health and work safety, as well as other factors beyond our control, we cannot guarantee you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations.

For example, PRC governments impose sanctions for engaging in value-added telecommunication services, or the VATS, without having obtained the VATS licenses for relevant categories. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. We are cooperating with Zeekr Power, which has obtained a VATS license for Internet content provider service and online data and transaction processing service (for e-commerce), to operate Zeekr APP and Zeekr Subscription APP and promote our products and services online as required by us. Given that the relevant PRC laws and regulations do not contain explicit provision in relation to such cooperation, and the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of VATS industry are evolving, it is unclear whether such cooperation complies with the applicable laws and regulations. If we can no longer continue our cooperation with Zeekr Power, we may be required to obtain a VATS license. If we are not able to comply with all applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations or suspension of our non-compliant operations, any of which may materially and adversely affect our business, financial condition and results of operations.

We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

We are currently not a party to any material legal or administrative proceedings. However, in light of the nature of our business, we, our directors and our management are susceptible to potential claims or disputes. We and certain of our directors and management have been, and may from time to time in the future be, subject to or involved in various claims, disputes, lawsuits and other legal and administrative proceedings. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Claims arising out of actual or alleged violations of law, breach of contract or torts could be asserted against us by customers, business partners, suppliers, competitors, employees or governmental entities in investigations and legal proceedings.

We may be subject to additional contributions of social insurance and housing provident fund and late payments and fines imposed by relevant governmental authorities.

According to the PRC Social Insurance Law and the Regulations on the Administration of Housing Provident Fund and other relevant laws and regulations, employers are required to establish a social insurance system and other employee benefits including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund (collectively, the “Employee Benefits”). Companies incorporated in the PRC are required to participate in the Employee Benefits and contribute to the amounts which are equal to a certain percentage of salaries, including bonuses and allowances, of their employees. According to the Social Insurance Law, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late payment fine at a daily rate of 0.05% per day of the outstanding amount. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue. Pursuant to the Regulations on the Administration of Housing Provident Fund, in the event that the payment and deposit of the housing provident fund is not made in full or at all in time by an employer, the housing provident fund management center may order it to make the payment and deposit within a prescribed period, and where the payment and deposit has not been made within the prescribed period, an application may be made to the PRC courts for compulsory enforcement.

In addition, under the Social Insurance Law and the Regulations on the Administration of Housing Provident Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing provident fund management centers and establish a special housing provident fund account in an entrusted bank. Employers that do not open the social insurance account may be ordered by the social security administrative authorities to make correction within a stipulated period; where correction is not made within the stipulated period, employers may be subject to a fine ranging from one to three times the amount of the social security premiums payable, and the direct liable administrative staff of such employers may by subject to a fine ranging from RMB500 to RMB3,000. Employers that do not register the housing provident fund may be ordered by the housing provident fund management center to complete the housing fund payment registration within a prescribed time limit, failing to do so may be subjected to a fine from RMB10,000 to RMB50,000.

We cannot assure you that the relevant governmental authorities will not require us to pay the outstanding amount and impose late fees or fines on us. If we are otherwise subject to investigations related to non-compliance with labor and social security laws and regulations and are imposed severe penalties or incur significant legal fees in connection with labor or social security law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of the ADSs may be adversely affected.

Prior to our initial public offering, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, specifically related to the lack of established accounting policies and procedures necessary to ensure compliance with U.S. GAAP and SEC financial reporting requirements. We implemented remediation measures following this identification. See “Item 15. Controls and Procedures —Internal Control Over Financial Reporting.” Based on our management’s assessment of these remediation efforts, we determined that the material weakness had been remediated as of December 31, 2024. In connection with the audit of our combined and consolidated financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm identified two significant deficiencies in our internal control over financial reporting. The significant deficiencies, if not remediated timely, may lead to material misstatements in our consolidated financial statements.

Due to a transition period established by rules of the SEC for newly public companies, neither we nor our independent registered public accounting firm was required to perform an evaluation of our internal control over financial reporting as of December 31, 2024. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2025, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, export, import, and international trade controls, and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition, reputation, and value of our securities.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, export, import, and international trade controls and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls.

The U.K. Bribery Act also prohibi”s non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns.

The U.S., U.K, E.U. and other governments have adopted various financial, economic and trade sanctions programs as well as export/import controls, which impose varying degrees of restrictions on dealings with certain countries and regions as well as specific entities and persons. These sanctions programs and export/import controls evolve and expand frequently and it is not possible to predict with a reasonable degree of certainty how the regulations may develop or if we may become the target of these sanctions, export, or import controls or other international trade controls.

We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, export and import controls and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions, export, import, and other international trade controls laws could subject us, our affiliates and business partners, including suppliers, to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In the future, if we, our affiliates or business partners become subject to administrative, civil and criminal fines and penalties, collateral consequences, sanctions, remedial measures and legal expenses, our business, results of operations, financial condition and reputation will be negatively affected. In addition, changes in economic sanctions and import/export laws in the future could adversely impact our business and investments in our shares.

Rising international political tension and disruptions in the financial markets and economic conditions may adversely impact our business, operating results and value of our securities.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the inclusion of Chinese entities and individuals on sanctions and other restrictive lists, the recently announced investment restrictions by the U.S., and the imposition of sanctions, export, and import restrictions on certain persons from the U.S. by the Chinese government.

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. While cross-border business may not currently be an area of our focus, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. Additionally, our products may be ineligible for tax credits and other incentives offered for BEVs in certain jurisdictions, including the U.S., E.U., among other jurisdictions. Moreover, many of the recent policy updates in the United States, including the Clean Network project initiated by the U.S. Department of State in August 2020, the Entity List regime maintained and regularly updated by the BIS, and the recently announced outbound investment restrictions announced by the U.S. government may have unforeseen implications for our business.

On January 16, 2025, the BIS issued a final rule entitled “Securing the Information and Communications Technology and Services Supply Chain: Connected Vehicles” (“Final Rule”), prohibiting certain transactions involving the sale or import of connected vehicles integrating specific hardware and software, or those components sold separately, with a sufficient nexus to China or Russia. The Final Rule refines key provisions of the proposed rule published on September 26, 2024, and incorporates feedback from stakeholders. While the Final Rule’s implementation details and enforcement mechanisms remain under evaluation, we do not conduct testing or R&D activities in the United States, and our current U.S. business exposure is limited to the sale of a very small number of complete vehicles that contain certain components potentially falling under the expanded definition of VCS, though we do not sell standalone VCS products in the U.S. market. Given our limited U.S. business footprint, we do not expect the Final Rule to have a material adverse impact on our financial performance or business operations. If any new tariffs, import, export, or investment restrictions, legislation or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

Additionally, in recent years, the United States and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The United States and various foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets, which may have a negative impact on our business, financial condition and results of operations. If the actions taken by these governments are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Risks Related to Our Relationship with Geely Group

We have limited experience operating as a stand-alone public company.

We have limited experience conducting our operations as a stand-alone public company. As a stand-alone public company, we face enhanced administrative and compliance requirements, which may result in substantial costs.

In addition, since we are a public company, our management team needs to develop the expertise necessary to comply with the regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. Furthermore, as a stand-alone public company, our management has to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we are able to do so in a timely and effective manner.

We may have conflicts of interest with Geely Auto and, because of Geely Auto’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between Geely Auto and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our board members may have conflicts of interest. Certain of our directors are also directors of Geely Auto. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Geely Auto and us.
●	Sale of shares in our company. Geely Auto may decide to sell all or a portion of our shares that it holds to a third-party, including to one of our competitors, thereby giving that third-party substantial influence over our business and our affairs. Such a sale could be in conflict with the interests of our other shareholders.
●	Developing business relationships with Geely Auto’s competitors. So long as Geely Auto remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to operate our business for the best interests of our company and our other shareholders.
●	Allocation of business opportunities. Business opportunities may arise that both we and Geely Auto find attractive, and which would complement our businesses. We may be prevented from taking advantage of new business opportunities that Geely Auto has entered into.
●	Competition. As a vehicle manufacturer, Geely Auto may offer products or services that directly compete with ours.

Although we are a stand-alone public company, we expect to operate, for as long as Geely Auto is our controlling shareholder, as a subsidiary of Geely Auto. Geely Auto may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Geely Auto’s decisions with respect to us or our business, including any related party transactions between Geely Auto and us, may be resolved in ways that favor Geely Auto and therefore Geely Auto’s own shareholders, which may not coincide with the interests of us and our other shareholders. If Geely Auto were to directly compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Potential conflicts of interest could arise in connection with our agreements with Geely Group.

We have entered into several agreements with Geely Group and may enter into additional agreements with Geely Group in the future. For further information, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.” Potential conflicts of interest could arise in connection with the resolution of any dispute between Geely Group and us, regarding the terms of the arrangements governing our relationship with Geely Group. For example, so long as Geely Group continues to substantially and deeply collaborate with us in our future operations, we may not choose to bring a legal claim against Geely Group in the event of contractual breaches in consideration of our close relationship with Geely Group, notwithstanding our contractual rights under the various agreements entered into by Geely Group and us from time to time.

Our business may be adversely affected if our collaboration with Geely Group is terminated or curtailed, or if we are no longer able to benefit from the synergies of our business cooperation, or if we compete directly with, Geely Group.

We depend on and have benefited significantly from Geely Group’s technological capabilities, R&D capabilities, vehicle production and delivery, procurement, financial support and market position. For example, we have entered into Cooperation Framework Agreements with Geely Group for the manufacturing of our BEV models at the Zeekr Factory, Chengdu Factory, the Meishan Factory and the Chunxiao Factory. In addition, we develop our EV models based on Geely Holding’s proprietary SEA, an open-source, pure electric and modularized platform for BEV development. Furthermore, on April 15, 2022, Zhejiang ZEEKR entered into a 10-year loan agreement with Zhejiang Geely Automobile Manufacturing Co., Ltd. in the total amount of RMB9.7 billion, and we have no outstanding balance as of December 31, 2024. On November 30, 2022, our subsidiary Ningbo Viridi entered into another 10-year loan with Zhejiang Geely Automobile Manufacturing Co., Ltd. in the total principal amount of RMB1.6 billion to supplement its working capital and the outstanding balance was nil as of December 31, 2024.

However, during our cooperation with Geely Group, we may not be able to remain our current business arrangement with them. If there is any change in the business arrangement with Geely Group, such as the changes in payment schedule that may affect our working capital, our liquidity, business and financial condition may be materially and adversely affected. We also cannot assure you that we will continue to maintain our cooperative relationships with Geely Group in the future. There can be no assurance that we can renew our cooperation agreements with Geely Group on current terms, or at all. Any change in the contract terms of our agreements with Geely Group, such as terms on payment period or transaction amount, may materially and adversely affect us. Furthermore, to the extent we cannot maintain our cooperative relationships with Geely Group at reasonable prices or at all, we will need to source other business partners to obtain the relevant services, which could result in material and adverse effects to our business and results of operations. We may also need to obtain financing through other means if Geely Group ceases to provide financial support to us. We also cannot assure you that Geely Group will continue to provide us with state-of-the-art tooling, machinery and other manufacturing equipment. Moreover, we cannot assure you that Geely Group will purchase batteries and other components from us in the future. If there is any change in the sales of batteries and other components to Geely Group, our business, financial condition and results of operation could be materially and adversely affected. In addition, our current customers and business partners may react negatively to our spin-off from Geely Auto. Finally, Geely Group may offer products or services that directly compete with ours. Our inability to maintain a cooperative relationship with Geely Group or if Geely Group does not provide us with the necessary machinery and equipment to manufacture our vehicles, or if Geely Group competes directly with us, our business, growth and prospects could be materially and adversely affected.

If we lose our right to use “Zeekr” or other trademarks that are material to us, our business, results of operations and financial condition would be materially and adversely affected.

Geely Holding owns “Zeekr” and certain other trademarks that we use in our business. Geely Holding and Zhejiang ZEEKR, which is one of our subsidiaries, have entered into a trademarks license agreement. Pursuant to such agreement, Zhejiang ZEEKR has been granted free, sublicensable and exclusive licenses relating to “Zeekr” and certain other trademarks. The trademarks license agreement may be terminated if, among other things, (i) there is a change of control upon Zhejiang ZEEKR, (ii) Geely Holding or its associates cease to have any equity interests in Zhejiang ZEEKR or (iii) such termination is otherwise required by applicable laws and regulation. In the event the trademarks license agreement is terminated, we will lose our right to use “Zeekr” and certain other material trademarks. Meanwhile, some of the trademarks we are currently using or intend to use in the future may fall beyond the scope of licensed trademarks under such trademarks license agreement. We cannot assure you that the trademarks license agreement will be updated or any supplemental license agreement will be entered into in a timely manner, or at all, by Geely Holding to grant the free, sublicensable and exclusive license to Zhejiang ZEEKR. If we cannot use “Zeekr” and certain other material trademarks, our business, results of operations and financial condition may be materially and adversely affected. For further information, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Trademarks License Agreement.”

Geely Auto will control the outcome of shareholder actions in our company.

As our controlling shareholder, Geely Auto’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Geely Auto’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that could have been beneficial to you. For example, Geely Auto’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of the ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, Geely Auto is not prohibited from selling a controlling interest in us to a third-party and may do so without your approval and without providing for a purchase of your ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Relationship with Geely Group—We may have conflicts of interest with Geely Auto and, because of Geely Auto’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.”

We are a “controlled company” within the meaning of the applicable rules of the NYSE.

We are a “controlled company” as defined under the applicable rules of the NYSE because Geely Auto beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are entitled to certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

If we choose to rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Currently, we do not plan to utilize the exemptions available for controlled companies, but rely on the exemptions available for foreign private issuers to follow our home country governance practices instead. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to all the NYSE corporate governance requirements.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our operations are mainly conducted in the PRC, and all the majority of our revenue has historically been sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC government regulates its economy through imposing and adjusting industrial, fiscal or monetary policies from time to time. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to regulate the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Furthermore, the global macroeconomic environment faces significant challenges in the near-term future. For example, there is considerable uncertainty about the short- and long-term economic impact of the monetary and fiscal policies adopted by the central banks and government authorities of some of the world’s leading economies, including but not limited to the United States and China. There are also material concerns about the current and future relationship between the United States and China. Specifically, it is possible that relations between these two countries may deteriorate further. Deterioration in political conditions and abrupt changes in Sino-U.S. relations are difficult to predict and could adversely affect China’s overall economic and market conditions and consequently our business, operating results and financial condition. Moreover, any ongoing controversies between the United States and China led by the factors above, whether or not related to our business, could cause investors to be unwilling to hold or buy the ADSs and consequently cause the trading price of the ADSs to decline.

The PRC government exerts substantial influence over the manner in which we conduct our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of the ADSs.

Our operations are mainly conducted in the PRC, and are governed by PRC laws, rules and regulations. The PRC government exerts substantial influence over the manner in which we conduct our business, and may intervene in or influence our operations at any time. The PRC government has recently published new policies that substantially affected certain industries. We cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of the ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The Chinese government has exerted more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of the ADSs to significantly decline or be worthless. For more details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval or record filing of the CSRC, or other PRC government authorities may be required in connection with our future offerings and capital raising activities under the PRC laws.”

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to various degrees of interpretation and discretion by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and are not always uniform and predictable. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have different degrees of discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of the ADSs and may eventually require us to delist our securities from the U.S. markets.

The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so. The market price of the ADSs could be materially and adversely affected as a result of anticipated negative impacts of these actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these actions are implemented and regardless of our actual operating performance. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The approval or record filing of the CSRC, or other PRC government authorities may be required in connection with our future offerings and capital raising activities under the PRC laws.

China’s regulatory framework on overseas listings has evolved significantly, increasing oversight of Chinese companies seeking to go public abroad. The M&A Rules issued in 2006 initially required that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. More recently, regulatory scrutiny has intensified, with the Opinions on Strictly Cracking Down on Illegal Securities Activities issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council, or the July 6 Opinions, emphasizing stricter supervision over overseas-listed Chinese firms. The revised Cybersecurity Review Measures (effective February 2022) require network platform operators handling personal information of over one million users to undergo a cybersecurity review before listing overseas, a requirement that we have already fulfilled. Additional measures, such as the Security Assessment Measures (effective September 2022) and the Provisions on Promoting and Standardizing Cross-Border Data Flows (effective March 2024), further regulate cross-border data transfers.

In February 2023, the CSRC implemented the Trial Measures, establishing a filing-based regulatory regime for direct and indirect overseas listings. Pursuant to the Trial Measures, PRC companies that seek to directly or indirectly offer and list securities in overseas markets, including but not limited to initial public offering on overseas markets and follow-on securities offerings on the same overseas market, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, Trial Measures also requires subsequent reports to be filed with the CSRC on certain material events, such as change of control, investigation or punishment taken by overseas securities regulatory authorities or other competent authorities, change of listing status or listing market, or voluntary or forced delisting of the issuers who have completed overseas offerings and listings. Additionally, the Confidentiality and Archives Administration Provisions (effective March 2023) impose restrictions on Chinese companies sharing documents or materials involving state secrets with overseas regulators. Given this evolving regulatory environment, we may be subject to additional compliance obligations, and there remains uncertainty regarding the interpretation and implementation of these measures, which could impact our ability to conduct future capital-raising activities overseas.

Furthermore, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals or complete the filing or reporting procedures to maintain our listing status or for our future offshore securities offerings, we may be unable to obtain such approvals or complete such filing or reporting procedures in a timely manner, or at all, and such approvals may be rescinded even if obtained. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC. However, any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

China’s Anti-Monopoly Law, M&A rules and certain other PRC laws and regulations also establish additional procedures for acquisitions conducted by foreign investors to comply with to grow through acquisitions in China.

A number of regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and latest amended in January 2024, is triggered. In addition, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rule issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, the SAMR and other governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—The M&A Rules.”

Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may entail significant expenses and force us to make adverse changes to our business.

Laws and regulations governing cybersecurity, information security, privacy and data protection, the use of the internet as a commercial medium, the use of data in artificial intelligence and machine learning, and data sovereignty requirements are rapidly evolving, extensive, complex, and include uncertainties.

Laws and regulations regarding cybersecurity and information security

According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, conduct national security review on certain matters which affect or may affect the national security, such as key technologies and IT products and services. According to the PRC Cybersecurity Law and relevant regulations, network constructors, network operators and service providers that provide services via network are obligated to take technical and other necessary measures to ensure the security and stable operation of network, maintain the integrity, confidentiality and availability of network data, and furthermore provide technical assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. On September 12, 2022, the CAC proposed a series of draft amendments to the PRC Cybersecurity Law, which impose more stringent legal liabilities for certain violations. Such draft amendments were released for soliciting public comments and its final form, interpretation and implementation remain substantially uncertain.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which came into effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. The PRC Data Security Law provides that “data” refers to any recording of information by electronic or other means. Data processing includes the collection, storage, use, processing, transmission, availability and disclosure of data, etc.

On September 24, 2024, the State Council issued the Regulations on Network Data Security Management (the “Regulations on NDSM”) which came into force on January 1, 2025. The Regulations on NDSM provide detailed implementing rules and guidance on various aspects of data compliance requirements under the existing data protection framework pillars of the PRC Cybersecurity Law, the PRC Data Security Law and PRC Personal Information Protection Law, stipulating certain requirements on the protection of personal information, security of important data, management of cross-border security of network data and obligations of network platform service providers.

Laws and regulations stipulating on compliance requirements regarding overseas listing

According to the Cybersecurity Review Measures promulgated by the CAC and certain other PRC regulatory authorities in December 2021, which became effective in February 2022, the CIIO that intends to purchase internet products and services that affect or may affect national security shall apply for a cybersecurity review. On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure or the Regulations on SCII, which took effect in September 2021. The Regulations on SCII supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations on SCII provide, that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the Protection Departments are responsible to formulate eligibility criteria and determine the CIIOs in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as CIIOs. The regulations further require CIIOs, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent Protection Departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

We have developed a data-driven, closed-loop digital platform to manage our customer interactions from sales leads to customer reviews. If we are deemed to be a CIIO, we would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. As of the date of this annual report, we have not been informed by any Protection Departments that we have been identified as a CIIO.

Furthermore, according to the Cybersecurity Review Measures, in addition to CIIOs, any “network platform operator” carrying out data processing activities that affect or may affect national security or “network platform operator” holding over one million users’ personal information and is going to list its securities “in a foreign country” should also be subject to the cybersecurity review. The relevant PRC governmental authorities may initiate a cybersecurity review if they determine certain network products, services, or data processing activities may affect national security. Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including among others, the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, or the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled and maliciously used by overseas governments after being listed abroad. When providing services to our customers, we have access to certain data, including certain personal information and important data. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have completed a cybersecurity review with respect to our listing on the NYSE pursuant to the Cybersecurity Review Measures.

Any non-compliance or perceived non-compliance with the PRC Cybersecurity Law or related regulations may prevent us from using or providing certain network products and services, and may result in fines or other penalties such as making certain required rectification, suspending our related business, closing our website or taking down our operations and reputational damages or proceedings or actions against us by PRC regulatory authorities, customers or others, which may have a material adverse effect on our business, operation or financial conditions, as well as the trading price of ADSs. The CAC or other relevant authorities may also take actions requiring us or making it advisable for us, to halt operations before any potential future offerings. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval or record filing of the CSRC, or other PRC government authorities may be required in connection with our future offerings and capital raising activities under the PRC laws,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—China’s Anti-Monopoly Law, M&A rules and certain other PRC laws and regulations also establish additional procedures for acquisitions conducted by foreign investors to comply with to grow through acquisitions in China.”

Laws and regulations regarding automobile data processors’ obligations to protect data security and privacy

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which came into effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PRC Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before processing of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking; (ii) personal information handlers processing sensitive personal information shall notify individuals of the necessity of such processing and the influence on the individuals’ rights; and (iii) if personal information handlers reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

Besides, the Provisions on MADS, which promulgated by CAC and certain other PRC regulatory authorities on August 16, 2021 and came into effect on October 1, 2021, reiterate that automobile data processors can process personal information and important data and further provide several specific requirements for such processing. The Provisions on MADS clearly stipulate that (i) to carry out personal information processing activities, automobile data processors shall notify individuals of relevant information in a prominent manner, obtain personal consent or comply with laws and administrative regulations in other circumstances; (ii) for the processing of sensitive personal information, automobile data processor shall obtain separate consent from individuals, and meet specific requirements, including without limitation to process sensitive personal information for the purpose of enhancing driving safety; and (iii) automobile data processors shall collect biometric information only with sufficient necessity and for the purpose to enhance driving safety. Where the automobile data processors collect data containing images of people outside the vehicle and transmit the data out of the vehicle for the purpose of improving driving safety, such personal information shall be anonymized if it is not possible to obtain the consent of these people.

Furthermore, the Provisions on MADS define the term “important data” as any data that, once tampered with, sabotaged, leaked or illegally obtained or used, may lead to endangerment of national security or public interests, or infringement of the lawful rights and interests of an individual or organization, including the following data: (i) geographical information, flows of people or vehicles and other data in respect of any important sensitive area such as a military administrative zone, national defense science and technological development entity, or Party or government agency at or above the county level; (ii) traffic volume, logistics and other data that reflect performance of the economy; (iii) operating data of a vehicle charging network; (iv) video or image data collected outside of a vehicle, including human facial information, license plate information, etc.; (v) personal information of more than 100,000 data subjects; and (vi) other types of data that may endanger national security, public interests, or the lawful rights and interests of individual or organization as designated by the competent authorities. The Provisions on MADS require automobile data processors who process important data to: (i) store important data domestically and pass the security assessment organized by the CAC in conjunction with relevant authorities of the State Council if it’s necessary to provide such data outside of China due to business needs; (ii) perform risk assessment in accordance with the regulations and submit risk assessment reports to relevant authorities at provincial levels; and (iii) report annually to such authorities on automotive data security management. As there are still uncertainties in the interpretation and application of current regulations, such as the meaning of personal consent and the scope of “enhancing driving safety”, we cannot assure you that laws or regulations will not be interpreted or implemented in a way that negatively affects us. In addition to regulatory requirements, consumer attitudes towards data privacy are constantly evolving, and consumer concerns about our collection of their data may adversely affect our ability to access data and improve our technologies, products, and services.

We collect and process personal information of more than 100,000 data subjects, which may be broadly defined as important data under the Provisions on MADS, in our on-premises servers as well as in cloud storages. We store such personal information or important data in China and do not transfer any users’ personal information or important data outside of China. In addition, we have submitted the risk assessment reports of 2022, 2023 and 2024 to relevant authorities at provincial levels.

Laws and regulations regarding the security assessment

On August 12, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, or the Access Administration Opinion, which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cyber security, software updates, function safety and intended function safety. Furthermore, the Access Administration Opinion stated that vehicles manufacturing enterprises shall conduct security assessment prior to transmitting data abroad.

On July 7, 2022, the CAC promulgated the Security Assessment Measures, which took effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 100,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during PRC domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC. On March 22, 2024, CAC promulgated the Guidelines for Filing the Outbound Data Transfer Security Assessment (Version 2), which provide more clarity on how to apply for the security assessment. In addition, on March 22, 2024, CAC issued the Provisions on Promoting and Standardizing Cross-Border Data Flows, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. As of the date of this annual report, we do not transfer any users’ personal information or important data outside of China.

However, as the laws and regulations are still evolving in this regard, we cannot assure you that we will be able to comply with new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially affect our business, financial condition, results of operations and prospects.

These promulgated laws and regulations reflect PRC government’s further attempts to strengthen the legal protection for the national network security, the security of key information infrastructure and the security of personal information protection. These and other similar legal and regulatory developments could lead to legal and economic uncertainty, affect how we design, market and sell solutions, how we operate our business, how our customers process and share data, how we process and use data, and how we transfer personal data from one jurisdiction to another, which could negatively impact demand for our solutions. We may incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal compliance policies.

Moreover, different regulatory bodies in China, including among others, the MIIT, the CAC and the Ministry of Public Security have enforced laws and regulations regarding cybersecurity, information security, privacy and data protection with various standards and applications.

We have established rigorous and comprehensive policies and other documentation for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with the applicable laws and regulations regarding cybersecurity, information security, privacy and data protection. However, we cannot guarantee the effectiveness of these policies and measures undertaken by us, our employees, vendors or other business partners. We may be from time to time required to rectify or further improve our measures regarding cybersecurity, information security, privacy and data protection. Any failure or perceived failure by us to comply with all applicable laws and regulations regarding cybersecurity, information security, privacy and data protection, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties, which may in turn damage our reputation, discourage our current and potential consumers and subject us to fines and damages, which could have a material adverse effect on our business and results of operations. In addition, it is possible that we may become subject to additional or new laws and regulations regarding cybersecurity, information security, privacy and data protection in other jurisdictions if we extend our business outside of the PRC in the future, which may result in additional expenses to us and subject us to potential liability and negative publicity. We expect that these areas will receive greater attention and focus from regulators, and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges regarding cybersecurity, information security, privacy and data protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

PRC residents are subject to restrictions and filing requirements when investing in offshore companies. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operations of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicles, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our share incentive plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. Our directors, executive officers and other employees who are PRC residents and who have been granted restricted shares, RSUs, other types of share incentive, or any combination thereof, may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. We and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plan or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We and our shareholders face uncertainty with respect to indirect transfers of equity interests in or other assets attributed to PRC resident enterprises by non-PRC resident companies, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7, which provided comprehensive guidelines relating to, and also heightened the PRC tax authorities’ scrutiny over, indirect transfers by a non-resident enterprise of PRC taxable assets. SAT Bulletin 7 redefines the applicable scope to expand the subject of the indirect share transfers to PRC taxable assets which includes equity investments in PRC resident enterprises, assets of a Chinese establishment and immovable properties in China. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of PRC taxable assets. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017, and was most recently amended on June 15, 2018. SAT Bulletin 37 amends certain provisions in SAT Bulletin 7, but does not touch upon other provisions of SAT Bulletin 7, which remain in full force. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives directly or indirectly from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of the existence of the shareholders, business model and the organizational structure; the income tax payable abroad on the income from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the applicable tax treaties or similar arrangements to such indirect transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise, subject to available preferential tax treatment under applicable tax treaties or similar arrangements. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring and sales of the shares in our company or our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these bulletins, or to establish that our company should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.

Increases in labor costs and enforcement of stricter labor laws and regulations in China and our additional payments of statutory employee benefits may adversely affect our business and profitability.

The average wage in China has increased in recent years and is expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers, our profitability and results of operations may be materially and adversely affected. In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees.

Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our current employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. In addition, we may incur additional expenses in order to comply with such laws and regulations, which may adversely affect our business and profitability.

We are subject to restrictions on currency exchange.

Most of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but need to observe certain requirements if under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, we cannot assure you that we are able to meet any procedural requirements and in turn the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. A Significant portion of our cash and cash equivalents and restricted cash are denominated in EUR, SEK, U.S dollars, THB and AUD, and fluctuations in exchange rates between Renminbi and these currencies may result in foreign exchange gains or losses. To the extent that we need to convert our cash and cash equivalents and restricted cash denominated in other currencies into Renminbi for our operations, appreciation of the Renminbi against other currencies would have an adverse effect on the Renminbi amount we would receive.

Taking the fluctuations in exchange rates between U.S dollars and Renminbi as an example, on July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Furthermore, we are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

We may use dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have an adverse effect on our ability to conduct our business.

We are a holding company and may use dividends and other distributions on equity paid by our principal operating subsidiaries, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2021. In addition, registered capital is also restricted from withdrawal in the PRC while the capital reserve accounts are prohibited from making up for losses. Furthermore, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the EIT Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was most recently amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management and the management department is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions and minutes, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. In addition, our shareholders (including ADS holders) may be subject to PRC tax, as described in “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Dividends paid to our foreign investors and gains on the sale or other disposition of the ADSs or ordinary shares by our foreign investors may become subject to PRC tax” below. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operation.

Our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, our subsidiary, Ningbo Viridi, is entitled to enjoy 15% preferential enterprise income tax from 2020 as it had been qualified as a “High New Technology Enterprise” under the EIT Law and related regulations. Our subsidiary, Zhejiang ZEEKR Automobile Research and Development Co. LTD had been qualified as “High New Technology Enterprise” since 2024 and is also entitled to enjoy 15% preferential income tax rate. The discontinuation of any of the preferential income tax treatments that we currently enjoy could have a material and adverse effect on our results of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

In addition, our PRC subsidiaries have received various financial subsidies from PRC local governmental authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local governmental authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Company could be subject to changes in its tax rates, the adoption of new U.S., or foreign tax legislation or exposure to additional tax liabilities.

In particular, the Organization for Economic Cooperation and Development (“OECD”) has reached agreement on an approach to establish a minimum global tax, set at 15%, for multi-national enterprises, such as the Company. The OECD has recommended that certain aspects of this approach, referred to as “Pillar Two”, be made effective beginning in 2024, and many jurisdictions relevant to the Company, including most European Member States, have already legislated Pillar Two into their statutory law in varying degrees and others are in the process of doing so. Pillar Two has introduced new complexity and uncertainty to the Company’s assessment of its taxes and further interpretation, adoption, and implementation of Pillar Two measures will continue to introduce new challenges with respect to compliance with its reporting requirements and may impact the Company’s effective tax rate and cash tax payments in future years. Further, uncertainty exists as to whether the adoption of Pillar Two in certain jurisdictions may result in reactions in other countries that are meaningful to the Company’s overall tax profile, notably, the United States. Therefore, the Company continues to monitor for updates as countries within its global footprint announce Pillar Two legislation and related announcements, policies, and/or guidance.

Dividends paid to our foreign investors and gains on the sale or other disposition of the ADSs or ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation rules issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise (as discussed above under “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income”), dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty or under applicable tax arrangements between jurisdictions. However, if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the ADSs or ordinary shares would be able to obtain the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of the ADSs or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the ADSs or ordinary shares may decline significantly.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings or registrations through enterprise registration system with competent governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, and last amended on March 23, 2023. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, and was recently amended on December 4, 2023, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

The Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, was promulgated by SAFE on October 23, 2019 and was recently amended on December 4, 2023. It permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct our operations mainly in China and our assets are mainly located in China. In addition, all of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this annual report. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

We conduct our operations mainly in China, and our assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may be difficult or impossible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report. As a result, shareholder claims that are common in the United States, including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.

Risks Related to the ADSs

The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to you.

The trading price of the ADSs has been and may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance. Concerns about the economic impact of the coronavirus outbreak have triggered significant price fluctuations in the U.S. stock market. All these fluctuations and incidents may have a material and adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;
●	announcements of studies and reports relating to the quality of our product offerings or those of our competitors;
●	changes in the economic performance or market valuations of other providers of electric vehicles;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the BEV market in China;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our issued shares or ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your ordinary shares or ADSs for a price greater than that which you paid for them.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. We do not expect to pay any cash dividends in the near future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. All ADSs representing our ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, upon the expiration of the lock-up periods described above, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly.

Certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act. Sales of ADSs representing these registered shares in the public market could cause the price of the ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting will be fourteen days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the distribution and sale of the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make them available to you.

The depositary will pay cash distribution on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We may incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.

In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third-party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by the ADSs, at a premium.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADS. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected. In addition, our memorandum and articles of association contains other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

Your rights to pursue claims arising under the deposit agreement are limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs provides that, to the extent permitted by law, holders of the ADSs waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary oppose a jury trial demand based on the above-mentioned jury trial waiver, the court will determine whether the waiver is enforceable in the facts and circumstances of that case in accordance with applicable case law. The deposit agreement governing the ADSs provides that, as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. While to our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

Finally, pursuant to the deposit agreement, any controversy, claim or cause of action brought by any party against us arising out of or relating to the ADSs and the deposit agreement, if so elected by the claimant, will be settled by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association, where the place of arbitration shall be The City of New York in the United States and the number of arbitrators shall be three. Therefore, if any related controversy, claim or cause of action were to be resolved through arbitration, it may be more costly to the claimant than holding the arbitration in other jurisdictions or having a smaller number of arbitrators required as the claimant may prefer, which could potentially put any claimant who does not have enough monetary or other resources as we do at a disadvantage. If an arbitration process is elected, the access to information relevant to the controversy, claim or cause of action may be more limited than in court proceedings.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” under the applicable rules of the NYSE and, as a result, are entitled to exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE Listed Company Manual. For so long as we remain a controlled company, we may rely on exemptions from certain corporate governance rules, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors.

Currently, we do not plan to utilize the exemptions available for controlled companies, but will rely on the exemption available for foreign private issuers to follow our home country governance practices instead. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to all the NYSE corporate governance requirements.

As a company with limited liability incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

We are a company incorporated in the Cayman Islands and listed on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Among other things, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year. We currently rely on the first four exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the conduct of an active business and meet certain requirements). Cash is generally a passive asset for these purposes. Goodwill and other intangibles are generally treated as active assets to the extent associated with business activities that produce active income.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill and other intangibles, we believe that we were not a PFIC for our 2024 taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. The composition of our assets and income may be affected by how, and how quickly, we use our cash. In addition, the value of our goodwill and other intangibles may be determined, in part, by reference to the market price of the ADSs from time to time, which could be volatile. Therefore, we may be or become a PFIC for any taxable year if the value of our goodwill and other intangibles is determined by reference to the market price of the ADSs and the market price of the ADSs declines. Accordingly, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY
4.A.	History and Development of the Company

Corporate History

We began as a business unit within Geely Auto in October 2017. Under the leadership of our co-founders, Mr. Shufu Li, Mr. Conghui An, Mr. Donghui Li and Mr. Shengyue Gui, we incorporated ZEEKR Intelligent Technology as an exempted company with limited liability in March 2021 under the law of the Cayman Islands to act as our holding company.

In April 2021, Zeekr Innovation, currently a wholly-owned subsidiary of ZEEKR Intelligent Technology, was incorporated under the laws of British Virgin Islands. In the same period, Zeekr Technology, currently a wholly-owned subsidiary of Zeekr Innovation, was incorporated under the laws of Hong Kong.

In April 2021, we announced the launch of our first BEV model, Zeekr 001, and started delivery from October 2021. Subsequently, we commenced deliveries of various upgraded models, including but not limited to Zeekr 001 FR in October 2023 and upgraded Zeekr 001 in February 2024.

In July 2021, ZEEKR Shanghai acquired 100% equity interest in ZEEKR Hangzhou Bay from Geely Holding.

In July 2021, Zhejiang ZEEKR was incorporated in the PRC, and is currently a wholly-owned subsidiary of Zeekr Technology.

In August 2021, we acquired 100% equity interest in ZEEKR Shanghai (99% from Geely Auto and 1% from Geely Holding).

In October 2021, we acquired 51% equity interest in Ningbo Viridi, which was previously wholly-owned by Geely Holding.

In February 2022, we acquired 100% equity interest in Zeekr Tech EU from Geely Holding. We currently hold 100% equity interest in Zeekr Tech EU through Zhejiang ZEEKR.

In November 2022, we launched our second BEV model, Zeekr 009, and started delivery in January 2023. We later launched and started the delivery of Zeekr 009 Grand, a luxury version of Zeekr 009 featuring enhanced safety, privacy and intelligence, in May 2024.

In April 2023, we released Zeekr X, our compact SUV model, and began to deliver Zeekr X in June 2023.

In January 2024, we started to deliver our first upscale sedan model targeting tech-savvy adults and families.

In May 2024, we completed an initial public offering and were listed on the New York Stock Exchange under the symbol “ZK.”

In June 2024, we officially expanded our presence into Southeast Asia market.

In September 2024, we officially unveiled and began the delivery of our premium electric five-seater SUV, the Zeekr 7X.

In October 2024, we officially launched and commenced deliveries of the Zeekr MIX.

In November 2024, we entered into strategic integration transactions with certain Geely entities. Through these transactions, our subsidiary Zhejiang ZEEKR Intelligent Technology Co., Ltd. (“Zhejiang Zeekr”) obtained a 51% ownership in Lynk & Co, making it our indirect non-wholly-owned subsidiary. The transactions were assessed and approved by our board of directors, following the unanimous recommendation of an independent committee consisting of Mr. Miguel A. Lopez Ben, Mr. Stephen Brown Davis, and Mr. Michael David Ricks, with the committee receiving guidance from its independent financial advisor. The transactions were closed in February 2025. See the announcement in relation to the strategic integration transactions via https://www.sec.gov/Archives/edgar/data/1954042/000110465924118180/tm2428453d1_ex99-1.htm and https://www.sec.gov/Archives/edgar/data/1954042/000110465925013365/0001104659-25-013365-index.html.

Corporate Information

Our principal executive offices are located at Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang, People’s Republic of China. Our telephone number at this address is +86 400-003-6036. Our registered office in the Cayman Islands is located at the offices of 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors may contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.zeekrgroup.com.

4.B.	Business Overview

We are a world’s leading premium new energy vehicle group from Geely Holding Group. Through developing and offering next-generation premium BEVs and technology-driven solutions, we aspire to lead the electrification, intelligentization and innovation of the automobile industry. Since our inception, we have focused on innovation in BEV architecture, hardware, software, and application of new technologies. We strategically spearheaded the premium intelligent BEV market with unique positioning, featuring strong sense of technology, in-house R&D capabilities, stylish design, high caliber performance and premium user experience. Together, these features enable fast product development, launch and iteration, and a series of customer-oriented products and go-to-market strategies. Thus, we are able to rapidly expand even with a limited operating history.

Powered by SEA, an open-source modular platform from Geely Holding, our new energy vehicles benefit from streamlined R&D, cost efficiency, and seamless technology integration. As a premium BEV brand incubated by Geely Group, we leverage its engineering expertise, supply chain strength, and manufacturing capacity to scale production efficiently. Our in-house technology hubs in Sweden and China drive innovation in intelligent mobility, battery, and energy solutions, enabling rapid product iteration and external engineering services. We elevate the customer experience with a vast network of offline touchpoints, integrated online communities, and comprehensive charging solutions, while strategically expanding into international markets to foster growth and innovation. Zeekr’s vehicle design is led by the pioneering design team in Gothenburg, Sweden. With a focus on global aesthetics, the team has crafted the distinctive design of Zeekr vehicles, such as, Zeekr 7X, and Zeekr MIX.

Our Vehicles

In 2024, we delivered 222,123 Zeekr vehicles. As of December 31, 2024, we cumulatively delivered a total of 418,756 Zeekr vehicles. The following chart summarizes the monthly deliveries of Zeekr vehicles by end of February 2025.

Months	Delivery Volume (units)
In 2025
February	31,277	[1]
January	11,942
In 2024
December	27,190
November	27,011
October	25,049
September	21,333
August	18,015
July	15,655
June	20,106
May	18,616
April	16,089
March	13,012
February	7,510
January	12,537

1 Including 14,039 Zeekr brand vehicles and 17,238 Lynk & Co brand vehicles following the completion of the Lynk & Co acquisition in February.

Zeekr 001

Zeekr 001, our first mass-produced BEV, is a premium crossover shooting brake developed with proprietary R&D, deep market insights, and the SEA platform. Launched in April 2021 with deliveries beginning in October 2021, it was the first mass-produced BEV with over 1,000 km CLTC range. In October 2023, we introduced the Zeekr 001 FR, a high-performance variant featuring a lightweight carbon fiber body, 800V Qilin battery, and quad e-drive system, achieving 2.02s 0-100 km/h acceleration and a 280 km/h top speed. In 2024, we launched upgraded versions of Zeekr 001 with Zeekr Intelligent Driving 2.0 and significant performance, safety, and intelligence upgrades.

Zeekr 009

Zeekr 009, the world’s first premium pure-electric MPV, was launched in November 2022, with deliveries beginning in January 2023. In April 2024, we introduced the Zeekr 009 Grand, a luxury four-seater flagship MPV featuring enhanced safety, privacy, and intelligence. It is built on an 800V electrical system, powered by 5C Qilin Battery, and features dual Qualcomm Snapdragon 8295 chips for an intelligent front and rear cabin experience. The latest Zeekr 009 in 2024 is available in six-seater and seven-seater configurations, offering industry-leading safety, comfort, performance, and intelligence. It features a one-piece high-strength aluminum rear-end structure, achieving a CNCAP 5-star safety rating.

Zeekr Upscale Sedan Model

In December 2023, we launched our first luxury sedan model. Built on an 800V high-voltage architecture, the dual-motor version accelerates from 0–100 km/h in just 2.84 seconds, making it one of the fastest EVs in its class. It features the self-developed Golden Battery, achieving a CLTC range of up to 688 km, while the long-range version extends up to 870 km. The 800V system supports ultra-fast charging, adding 610 km of range in just 15 minutes. Our upscale sedan model is also equipped with the Zeekr AD system, powered by dual NVIDIA Orin X chips delivering 508 TOPS computing power. Deliveries began in January 2024.

Zeekr 7X

We officially unveiled and began the delivery of our Zeekr 7X, the first pure-electric luxury five-seater SUV in September 2024. The Zeekr 7X is built upon the brand`s proven automotive engineering heritage and achieved comprehensive technological advancement through its upgraded SEA Architecture platform. By the end of 2024, the Zeekr 7X demonstrated strong competitive performance in the market, achieving cumulative sales of more than 38,000 units within three months of its launch. This sales accomplishment validates its position as a category leader in the pure-electric family SUV market.

Zeekr X

Zeekr X has completed the delivery of left and right rudder models in over 30 countries around the world in 2024, and it has been widely praised both domestically and abroad. Zeekr X has released sentinel mode, ambient light, intelligent B-pillar face recognition function. With excellent safety and environmental performance, it has won ENCAP and Green NCAP double five-star certification and was officially awarded the Best small SUV of the Year and the best pure electric Vehicle of the Year by ENCAP.

Zeekr MIX

We released Zeekr MIX, our MPV model, in April 2024. Zeekr MIX is a five-seat, family-oriented vehicle. The Zeekr MIX redefines the concept of an everyday driver, seamlessly combining ample space, outstanding safety, and agile handling. As the first model built on our SEA-M architecture, the Zeekr MIX boasts up to 93% in-cabin space utilization, maximizing interior space through innovative packaging and a capsule-style exterior. Two front-row seats that can swivel 270 degrees and a movable central console enhance cabin versatility, enabling “9+N” cabin scenario modes and flexible seating arrangements. We officially launched and commenced deliveries of the Zeekr MIX in October 2024. Zeekr MIX is the first electric vehicle to be collected in the Shanghai Auto Museum.

Our Technologies

Technology is the core of our vehicle development. Since our establishment, we have made significant investments in our technological capabilities and research and development efforts. In 2022, 2023 and 2024, our research and development expenses amounted to RMB5,446.3 million, RMB8,369.2 million and RMB9,720.2 million (US$1,331.7 million), respectively, representing 17.1%, 16.2% and 12.8% of our total revenues for the same periods, respectively. Relying on these efforts, we have built a full-range technology stack including (i) E-Platform Structure, (ii) E/E Architecture, (iii) Zeekr OS, (iv) FOTA, and (v) Zeekr AD.

Sustainable Experience Architecture

Introduced in 2020, the Sustainable Experience Architecture (SEA) is an open-source, electric, and modular platform designed to innovate and optimize the design and engineering of Battery Electric Vehicles (BEVs). Development began within the Geely Group in 2016 and was officially announced in 2020. The Zeekr 001 is the first mass-produced vehicle based on SEA.

Key Technological Advantages

●	Superior Performance: SEA’s modular architecture delivers superior performance in range, NVH, charging, braking, and steering.
●	FOTA Updates: Over-the-air updates ensure our vehicles stay equipped with the latest technology throughout their lifecycle.
●	Efficient Development: Our deep understanding of SEA reduces the concept-to-completion process and development costs.
●	Versatile Application: SEA supports BEVs from A to E segments, including sedans, SUVs, MPVs, hatchbacks, roadsters, and robotaxis.
●	Customization Options: SEA offers extensive options for vehicle body, battery packs, motors, chassis, and braking systems, enabling longer wheelbases and shorter overhangs for enhanced passenger comfort.
●	Open-Source: SEA is accessible to other BEV manufacturers, fostering collaborative innovation and technology sharing within the Geely Group.

Furthermore, we made several key technological updates on SEA in 2024. For instance, we upgraded the HV System from 400V to 800V, enhancing performance and efficiency, and implemented a 9-source heat pump to reduce energy consumption and improved the practical range in spring, autumn, and winter.

The SEA platform represents a significant advancement in the BEV industry, offering a robust, versatile, and cost-effective solution for vehicle development. Our early involvement and deep expertise in SEA position us to lead the future of sustainable transportation.

E-Platform Structure

We leverage strong in-house R&D capabilities to develop the E-Platform Structure of our vehicles, which primarily cover our battery solutions, our electric drive system and our chassis.

Battery Solutions

Our Zeekr vehicles are equipped with safe, efficient, and durable battery solutions tailored for different models. Zeekr’s 800V ultra-fast charging battery technology offers three advanced solutions for optimal performance and efficiency: (1) The Qilin Battery enables 10%-80% SoC charging in just 15 minutes, providing high energy density and extended range, (2) The Shenxing Battery supports 10%-80% SoC charging in 11.5 minutes, delivering ultra-fast charging with excellent durability, and (3) The self-developed Golden Battery achieves 10%-80% SoC charging in only 10.5 minutes, setting a new benchmark for high-performance fast-charging technology. With these three solutions, ZEEKR continues to push the boundaries of battery efficiency, speed, and endurance in the BEV industry. For instance, Zeekr 001 FR features an 800V Qilin battery for superior range and charging speed, while Zeekr 7X features the self-developed Golden Battery.

The battery packs developed by Ningbo Viridi can also be enhanced by its proprietary battery management system, or BMS, to manage and optimize the battery performance, durability and safety. For details of the battery solutions and technologies of Ningbo Viridi, see “Item 4. Information on the Company—4.B. Business Overview—Ningbo Viridi.”

Electric Drive System

Our magnetism electric drive system is featured with high efficiency and power density, and adaptive to multiple driving conditions. Empowered by SEA, our electric drive system also delivers premium performance. For example, the motor of Zeekr 001 enables it to reach the maximum speed of over 200km/h and be capable of accelerating from 0-100km/h in 3.3 seconds with a 98.69% maximum motor efficiency. Apartfrom that, the Zeekr 001 FR’s four-motors technology enables it to reach a maximum power output of 1265 Ps.

Chassis

Our chassis, developed on the SEA platform, integrates advanced suspension and safety systems, including air suspension, electromagnetic damping, and a double-wishbone multi-link structure, ensuring balanced weight distribution between the front and rear. For instance, the Zeekr 001 features dual-chamber air suspension and CCD electromagnetic shock absorbers, enabling millisecond-level adjustments for vehicle height and suspension stiffness to adapt to various road conditions. A key safety feature is the 360-degree battery protection, reinforced with high-strength steel, honeycomb aluminum, and a double-body aluminum construction, safeguarding the battery pack from side, underbody, and rear-end collisions by redirecting impact forces away from critical areas.

Electrical and Electronic Architecture

Our Zeekr Electrical and Electronic Architecture (ZEEA) integrates hardware, network communications, software, and wiring, enabling seamless control of vehicle body, security, infotainment, and other functions. It enhances passenger comfort, convenience, and connectivity, as seen in Zeekr Mix, which features mass-produced rotating front seats with seven theme modes and dynamic front lighting effects for interactive experiences. Currently, our ZEEA supports autonomous driving, connectivity, electrification, and smart mobility, developed entirely in-house, showcasing our strong software and technology expertise.

Our ZEEA has the following key features and advantages.

●	Domain-controlled and highly-Integration architecture. Through our ZEEA, the complicated vehicle functionalities are centralized into couples of electronic units, each of which controls a specific area of the cars, or a “domain”. We refer to these units as “Domain Control Units,” or DCUs. Relying on our integration capability, we use as few as four DCUs to control the entire vehicle, namely autonomous driving unit, cockpit unit, body unit, chassis and electric drive unit. This not only greatly decreases the costs associated with software development and production, but also allows us to continuously enhance vehicle performance through FOTA.
●	Efficient underpinning structure. ZEEA is constructed upon FlexRay network and hundred-megabit Ethernet. This underpinning structure delivers a number of advantages to our ZEEA, such as convenient API-enabled upgrades and the ability to concurrently develop multiple BEV models. Equipped with the efficient power architecture, it achieved a milestone in low-voltage energy consumption through intelligent power distribution system in Zeekr 009 Grand.

ZEEA supports continuous upgrades, cloud integration, and aftermarket solutions, enabling seamless performance enhancements via FOTA. It has debuted a cloud data platform on AWS and Alibaba Cloud, supporting logging, remote diagnostics, and data management, while the ZDS diagnostic/after-sales system simplifies software maintenance and upgrades. Industry-certified for ISO26262 safety integrity by SGS (Europe) and UL (U.S.), ZEEA is widely recognized for its reliability. Looking ahead, we plan to introduce a next-gen central computing platform architecture, featuring centralized computation and ZCs, built on proprietary technology stacks and Zeekr OS for enhanced efficiency and intelligent vehicle control.

Smart Cockpit

Zeekr’s smart cockpit is powered by Zeekr OS, an exclusive distributed operating system designed for BEVs, seamlessly integrated with our state-of-the-art E/E Architecture. By dynamically allocating processing power to services, functions, and applications in real-time, Zeekr OS optimizes cockpit interactions, autonomous driving, and vehicle control, ensuring a seamless and highly responsive user experience. It features a unified service-oriented architecture, in-house full-stack R&D, optimized network diagnostics, and automated software integration testing, eliminating system lag and enabling continuous updates. With multi-kernel compatibility (Linux, QNX), Zeekr OS supports 360-degree surround-view monitoring, parking assistance, and intelligent energy management, setting a new benchmark for BEV software architecture.

The smart cockpit experience is further enhanced by the Qualcomm 8295 SoC-based platform, standard across all Zeekr vehicle models launched in 2024, with the Zeekr 009 Grand featuring the world’s first dual-8295 configuration. The Zeekr Sound audio system, equipped with AI-powered tuning, delivers premium acoustic performance, while HMI 3.5 introduces 3D navigation, advanced visual effects, and an intuitive Eva family interface. EVA, the AI-powered driving assistant, leverages machine learning, NLP, and computer vision to provide intelligent voice interaction, predictive assistance, and customizable AI personas. Additionally, Zeekr’s open cockpit ecosystem integrates a virtualized mobile platform, a Scenario Library, and IoT connectivity, allowing seamless integration with smart home devices, gaming, and entertainment applications such as Kid Zone, Tencent Cloud Gaming, and wireless karaoke. With Zeekr OS and AI-driven innovations, Zeekr’s smart cockpit delivers a highly intuitive, immersive, and connected driving experience.

Firmware Over-the-Air

We provide full lifecycle FOTA updates to continuously enhance the drivability, functionality, and user experience of our BEVs across diverse driving scenarios. This ensures our vehicles stay aligned with market developments, evolving technologies, and customer preferences, consistently introducing new intelligent features and improved experiences. Within 130 days of delivery, the upgraded version of Zeekr 001 received two major FOTA updates, adding over 60 new features. In December 2024, we launched Zeekr OTA 6.3, featuring an enhanced Kr AI assistant, customizable button functions for improved safety and usability, and the Zeekr Creation App for personalized driving experiences, reinforcing our commitment to smart, convenient, and safe driving.

With the self-developed OTA platform deployed worldwide, our FOTA updates in 2024 achieved record-high customer satisfaction scores for performance and user experience. In 2024, based on user co-creation feedback, Zeekr completed 94 software updates globally across all models in different markets, making software enhancements as frequent as smartphone updates.

Zeekr AD—ADAS & Autonomous Driving Solution

As a leader in automotive intelligence, we continue to push the boundaries of autonomous driving technology and bring innovations to large-scale production.

●	In March 2024, we introduced Zeekr Intelligent Driving’s parking master function, pioneering automated parking in mechanical parking spaces—one of the most challenging parking scenarios in the industry. By the end of 2024, this feature has been rolled out to all users nationwide. We also achieved automated parking in ultra-narrow spaces (vehicle width + 40cm) and mass-produced industry-leading functions such as parking in unmarked spaces., remote parking assist (RPA), dead-end parking, and seamless gear shifting, fully addressing last-meter parking challenges and enabling hands-free, foot-free parking convenience.
●	In August 2024, Zeekr Intelligent Driving 2.0 was launched, marking our entry into the AI large-model era. We also introduced the 720-degree Active Safety System, fully transitioning to in-house-developed active safety solutions while significantly enhancing performance and scenario coverage. The AEB system now supports emergency braking at speeds of up to 120 km/h for stationary vehicles and has been upgraded to G-AEB, enabling braking for general obstacles. Additional safety features tailored to real-world usage include PEB (pedestrian emergency braking), wheel hub scratch prevention, and unintended acceleration protection.
●	In November 2024, we unveiled Zeekr’s next-generation end-to-end Plus digital predictive network architecture, enabling rapid iteration and continuous advancements for Zeekr Intelligent Driving 2.0. At the same time, we initiated a large-scale user test for map-free urban NZP, with nationwide deployment realized at the end of 2024. This will enable truly unrestricted navigation-based autonomous driving, making it possible to drive anywhere with a road and navigation support.

Charging Solutions

Charging is key to BEVs’ performance, user experience and the BEV manufacturers’ business development. As such, we have made efforts to advance our charging capabilities to help us deliver superior experience to drivers of our BEVs. Through Zeekr Power, an entity in which each of Geely Auto and us owns 70% and 30% equity interest, respectively, we have built an extensive network of charging solutions that offers efficient and convenient power access to customers.

The network of Zeekr-branded charging solutions spans across China, including (i) at-home charging solutions, (ii) on-the-road charging solutions and (iii) mobile charging services. Customers may make payments for charging services with various convenient methods on Zeekr APP.

At-Home Charging Solutions

The plug-and-charge at-home charging solutions feature a 7kW/11kW/20kW charging pile installed at our customers’ own parking spaces. In addition to charging, these home-use charging piles enable other user-friendly functionalities, such as remote engine start, automatic vehicle recharge, shared vehicle control among family members and automatic malfunction detection.

Our customers may place orders for the home-use charging piles through Zeekr APP. We help customers complete the electricity setups and offer assistance and guidance through the entire installment process. As of December 31, 2024, over 100 thousand customers had chosen to order and install our at-home charging solutions.

On-The-Road Charging Solutions

The on-the-road charging solutions comprise charging stations operated by Zeekr Power. Zeekr APP also helps drivers locate and get to nearby third-party charging stations. As of December 31, 2024, there were 1,468 Zeekr charging stations operated by Zeekr Power, including 801 ultra charging stations, 397 super charging stations and 270 light charging stations, covering over 170 cities in China. As of the same date, there were over 90 thousand third-party charging stations with over 1.06 million charging piles on Zeekr APP, covering 337 cities in China.

In particular, the on-the-road charging solutions comprise the following:

●	Ultra charging station. The ultra charging stations provide up-to-800kW chargers to customers, which allows the charging process to be shortened by approximately 70% to 81% as compared to conventional 150kW–240kW chargers. The liquid-cooling technology uses 24.0mm–27.5mm diameter charging cables, making it significantly lighter than conventional cables and allowing drivers to plug in the cable with one hand. The ultra charging stations, in particular, provide users with an ultimate charging experience through our proprietary ultra-fast charging technology developed by Ningbo Viridi.
●	Super charging station& light charging station. Customers who need a prompt quick recharge can use the super charging stations and light charging stations that are installed with up-to-240kW chargers and up-to-20kW light chargers, respectively.

Ningbo Viridi

Ningbo Viridi is one of our subsidiaries that generates revenue by implementing the production, sales and after-sales services relating to battery packs, motor and electric control, charging solutions and energy storage products and systems. We control 51% equity interest in Ningbo Viridi. For details of our equity interests in Ningbo Viridi, see “Item 4. Information on the Company—4.A. History and Development of the Company.”

Ningbo Viridi currently operates strategically located manufacturing bases across China. These production centers collectively support a comprehensive product portfolio covering four core technology sectors: (i) battery packs, (ii) motor and electric control, (iii) charging solutions, and (iv) energy storage products.

Ningbo Viridi mainly supplies the products to vehicle brands inside Geely Group and us. In 2022, 2023 and 2024, the revenues generated from the business operations of Ningbo Viridi amounted to RMB10,391.8 million, RMB15,268.3 million and RMB17,029.5 million (US$2,333.0 million), respectively, representing 32.6%, 29.5% and 22.4% of our total revenue for the same periods, respectively.

Ningbo Viridi is also a key R&D center for us. For a detailed discussion of the research and development activities conducted by Ningbo Viridi, see “Item 4. Information on the Company—4.B. Business Overview—Research and Development—Ningbo Viridi.”

Research and Development

Our R&D Talent Pool

We built an R&D team with extensive industry knowledge and experience. Over the years, we have recruited R&D talents from Geely Group as well as other established technology companies. Our R&D team consists of members who are professional and recognize our corporate goals. We have developed designated teams focused on vehicle-mounted technologies and R&D centers dedicated to autonomous driving, Zeekr OS, E/E Architecture, software and internet. As of December 31, 2024, our R&D team consisted of 7,492 professionals in fields such as vehicle development, vehicle design, electric vehicle structure development, and auto-pilot. As of the same date, our R&D personnel specialized in software development and technology amounted to 5,629, representing 75.1% of our total R&D employees.

Zeekr has established a global R&D network with multiple innovation centers specializing in different areas of expertise. Zeekr Tech EU unites top engineers globally, driving global innovation to meet diverse market demands. Additionally, Ningbo Viridi is dedicated to battery, electric drive, and charging system research, supporting Zeekr’s advancements in electrification. This integrated R&D ecosystem enables Zeekr to accelerate innovation and deliver cutting-edge BEV solutions. In addition, we have set up two PRC R&D centers. Zeekr R&D Center (Hangzhou Bay) focuses on vehicle development and chassis engineering, ensuring high-performance driving dynamics, while Zeekr R&D Centre (Shanghai) specializes in intelligent driving, smart connectivity, and electronic architecture, advancing Zeekr’s leadership in smart mobility.

By way of examples, below is the introduction of Zeekr Tech EU and Ningbo Viridi, two of our R&D hubs.

Zeekr Tech EU

Zeekr Technology Europe AB, or Zeekr Tech EU/ZTE, is our Sweden-based R&D center founded in 2013 that is strategically focused on the following aspects.

●	Zeekr Tech EU conducts R&D activities relating to the products that we plan to roll out in overseas markets. These products include, among others, (i) next-generation mobility solutions, such as robotaxi, (ii) passenger BEVs satisfying local standards and customer preferences, and (iii) a series of digital offerings, such as data analytics tool and smart cockpit functions.
●	Zeekr Tech EU also implements the development of a variety of BEV-related technologies and capabilities, such as user-centric system with in-vehicle, cloud and mobile functionalities, in-vehicle centralized architecture, as well as cloud-based data management platform for user experiences and data analytics. Zeekr Tech EU also provides specific R&D services on a project basis.
●	In addition, Zeekr Tech EU has developed SEA-M, an advanced version of SEA featuring integration potential for autonomous driving systems and future smart mobility, to support Zeekr’s next-generation BEVs. SEA-M is designed to enable mobility solutions that fulfill different use cases with superior driving experience, ultralong durability and the capabilities for ongoing upgrades. BEVs developed on this platform, such as the Zeekr Mix and Waymo RT robotaxi, can have a number of innovative features, such as wide door opening with no B-pillar, highly flexible interior and advanced interior climate technologies. SEA-M will further facilitate our design for future BEV models.

As of December 31, 2024, Zeekr Tech EU consisted of 733 employees, most of whom are focused on key fields such as mobility technologies, digital offerings and prospective products.

Ningbo Viridi

Ningbo Viridi’s R&D efforts are mainly focused on the following areas.

●	Battery pack. Ningbo Viridi innovates and pioneers a series of battery products and solutions for BEVs, HEVs and PHEVs, featuring high level of energy, convenience and safety. For instance, its batteries are onboard of vehicles with a CLTC range of 546km to 806km. Ningbo Viridi has commercially released its self-developed Golden Battery, which can be replenished from 10% to 80% within approximately 10.5 minutes. This achievement enables LFP batteries surpass the charge rates of ternary lithium battery. In addition, Ningbo Viridi has developed the BMS to ensure performance, efficiency, and durability of battery packs. Based on AutoSar architecture and ISO26262, Ningbo Viridi’s BMS achieves the safety standard of ASIL C. Ningbo Viridi’s batteries and BMS have been deployed on a number of BEV brands in Geely Group.
●	Motor and electric control. Ningbo Viridi is devoted to the research and development of motor and electric control products of high performance and efficiency, as well as low weightiness and better NVH. The motor with a peak power of 310kW is equipped in the new generation of Zeekr 009, Zeekr 001,Zeekr 7X and other vehicle brands.
●	Charging solutions. Ningbo Viridi’s charging solution offers on-board charger solutions and charging pile solutions, such as the up-to-800kW charging piles deployed in our ultra charging stations. Ningbo Viridi’s charging solution is compatible with BEVs, HEVs, PHEVs and other passenger vehicles, and is consistent with product standards in China, the United States, Europe, Japan and South Korea. Ningbo Viridi has introduced its groundbreaking GPC Super Liquid-cooled Charging Platform, an advanced system featuring a single control host capable of simultaneously powering up to six charging terminals.
●	Ningbo Viridi owns a vast pool of talents, consisting of 1,922 professionals as of December 31, 2024 with relevant backgrounds in automobile, mechanics and other related fields.

Collaboration and Strategic Partnerships

To generate synergies, enhance operational efficiency and facilitate long-term sustainable growth, we proactively work with Geely Group and its portfolio brands, as well as selected third-party partners in our ordinary course of business.

Our Collaboration with Geely Group

As a BEV brand incubated by Geely Group, our collaboration with Geely Group and its portfolio brands is crucial to our business. To date, we have collaborated with Geely Group in various key aspects relating to BEV business, such as research and development, procurement, manufacturing, and logistics, which, among others, allow us to have a stable supply of industry leading components. For details of these collaborations, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.” We also work with Geely Group’s portfolio brands in areas such as vehicle after-market services.

Our Partnership with Third Parties

We have built robust relationships with established businesses and brands along the BEV value chain and related segments.

●	Our strategic partners. We collaborate with many leading businesses who generate a synergy effect with us in the long term. We are working with Waymo, a leader in L4 autonomous driving technology, to supply vehicles for the Waymo One Fleet. The vehicles are purpose-built TaaS vehicles based on SEA-M, which is an advanced version of SEA and a high-tech mobility solution that supports a range of future mobility products including robotaxis and logistics vehicles.
●	Our supply chain collaborators. We form collaborations with a spectrum of suppliers. For instance, Zeekr 009 is the first mass-produced BEV model equipped with Qilin battery, which gives it an 900km maximum CLTC range. The diversified supply chain collaborators offer us advantages in supply chain safety, commercial arrangements, as well as access to new technologies. In our procurement process, we choose suppliers based on a variety of factors, such as technological expertise, product quality, manufacturing capacity, price and market reputation.

Our Sales and Services

Direct Sales and Service Model

We adopt customer-oriented and go-to-market philosophy. Our professional, efficient in-house sales and marketing team is in charge of our DTC sales network, especially in key aspects such as site selection, construction and operation of our sales centers, as well as a series of delivery and after-sales services. We are committed to building a DTC sales model to provide customers with a full lifecycle superior experience and value-added services.

Led by professionals with extensive experience, we had 7,134 members in our sales and marketing team as of December 31, 2024, among which 87.9% of our sales and marketing team had extensive backgrounds in automobile and retail.

Our sales network consists of various offline locations, including Zeekr Center, Zeekr Space, Zeekr Delivery Center, and Zeekr House. As of December 31, 2024, we had a total of 467 offline locations in China and 71 offline locations overseas.

●	Zeekr Center. Our Zeekr Center, the high-end showroom of our brand and products and the hub for customer community, events and interaction, is conveniently located in urban commercial centers where we directly engage and interact with customers. Zeekr Center is the key touchpoint in our sales and service network, through which we interact with prospective or existing customers to build our community, enhance our brand reputation, and understand their demands. Each Zeekr Center typically takes up 300 square meters to 600 square meters, giving our customers ample spaces to hold offline events or have a leisure time.
●	Zeekr Space. Our customers try out our products and technologies, as well as a wide range of events in Zeekr Space, which usually takes up 100 square meters to 300 square meters in commercial areas. We have also launched Pop-Up Zeekr Spaces in China, which have more flexible leasing terms than the usual Zeekr Space and help us get in touch with an expanded customer base.
●	Zeekr Delivery Center. We use Zeekr Delivery Centers for product delivery, most of which are located at facilities with large areas outside urban commercial centers to allow for vehicle storage and simultaneous delivery.
●	Zeekr House. We launch additional Zeekr House in areas where car dealer shops are located across different tiers of cities in China, which allow us to utilize the cluster effect and provide our customers with superior one-stop experience. Leveraging the service network of our sister brands in Geely Group, we plan to develop our Zeekr House cost-effectively and rapidly with our own Zeekr brand and design.

Through the Zeekr APP, prospective customers can place orders by paying nonrefundable order deposit or production deposit. Relying on our strong supply chain management capabilities inherited from Geely Group, we enable our customers to choose from a vast pool of configurations, such as vehicle color, wheel hub size and style, air suspension system option, automatic door option, sound system, intelligent air conditioning package and seat ventilation. For all Zeekr vehicles, within 72 hours after the payment of the non-refundable order deposit (the “Configuration Confirmation Period”), we will notify the prospective customers to confirm various details about the vehicles. Upon the lapse of the Configuration Confirmation Period, the orders will automatically be locked and the customers will not be allowed to change the configurations of their vehicles. Our delivery specialists will follow up with customers on pre-delivery matters, such as vehicle financing services and home charger installation. Once the vehicles arrive at delivery centers, our delivery specialists will contact the customers to arrange delivery, and the customers will pay the remaining purchase amount upon vehicle delivery.

Customer Community

Customers are of the essence to our success. We strengthen the relationship between our brand and customers by building and nurturing a customer community that encompasses their journey before, during and after the vehicle sales. Zeekr APP provides our customers with a closed-loop service that covers the full cycle of their purchase. Through Zeekr APP, our customers learn about our brand, products, technology, purchase options, and financial services.

We organize online and offline customer activities to share user experience and product knowledge. In 2024, we organized over 4,808 customer events, such as Z-Talk seminars, Z-Speed racetrack experience activities, factory visit and road trips, reaching approximately 65,641 audiences across approximately 154 cities. Our users also co-develop Zeekr branded merchandises with us. We have achieved a positive loop of user referrals. Especially, we establish a close partnership with customers with influence and referral capabilities via various offline events. In addition, we have developed a user rewarding and growth system. By referring new customers to us, our existing customers earn points that can be used to redeem services, such as free charging.

After-sales Services and Value-added Services

Our after-sales services comprise a suite of lifetime caretaking packages to customers that cover the entire product lifecycle, such as quality assurance, roadside assistance, 5G data package and recharge services.

●	Warranty policies. Currently, our warranty package for our BEV models provides a comprehensive extended protection for different types of vehicle purchasers pursuant to their purchase uses.
●	Zeekr Care. Zeekr Care is our customer support initiative. It uses intelligent solutions to remotely monitor the vehicle conditions and diagnose potential technical issues. If the vehicle malfunctioned, drivers may request immediate roadside assistance online and the 24/7 user companion through our nationwide service network. ZEEKR Care covered 31 provinces in China and 38 countries as of December 31, 2024. In 2024, ZEEKR Care had performed approximately 38,000 times of accident roadside assistance in China.
●	Other customer services. We also provide a suite of customer services that we bring to their homes, such as doorstep maintenance, through our “Zeekr Carefree Packages.” In addition, Zeekr Power began to offer “Power Delivery” services since the fourth quarter of 2021. Upon request, we drive customers’ BEV to nearby charging stations and bring it back to customers’ designated place when the charging is finished. As of December 31, 2024, Power Delivery services had covered 44 cities in China.

We offer a variety of value-added services to serve and engage our customers. For instance, we plan to offer short to long-term vehicle subscription to attract users to drive our BEVs. We also offer certification services to users’ pre-owned vehicles in connection with their vehicle trade-ins. We provide a variety of products relating to mobility life we sell through our online community. We also collaborate with Genius Auto Finance, a vehicle financing solution provider under Geely Auto, as well as a number of commercial banks, such as Bank of China, Industrial and Commercial Bank of China and China Construction Bank, with quality service capabilities, to facilitate auto finance for our customers. We do not charge any financing service fees and are not obligated to facilitate any financing, and we do not bear credit risk for such financing. Prior to delivery, we will open the application portal on Zeekr APP or at Zeekr Delivery Centers, through which customers can submit loan applications. Our customers may make repayments directly to financial institutions.

Marketing

We mainly use online marketing campaigns to further enhance our brand equity and acquire customers. They primarily include (i) Zeekr APP, (ii) our official accounts on online social media platforms, such as Weibo and WeChat, and (iii) advertising placements on online portal, such as general news portals and auto news portals. We proactively collaborate with KOLs and KOCs to promote our brands through their social media channels. In addition, our customers often create and promote online contents regarding our products and brand, giving us a strong word-of-mouth referral on internet. We also use our offline sales network to attract traffic and convert prospective leads. For details, see “Item 4. Information on the Company—4.B. Business Overview—Our Sales and Services—Direct Sales and Service Model.”

Competition

We face intense competition from the major players in China’s premium BEV market, which primarily includes pure-play BEV companies and traditional OEMs that also produce BEVs. The competition among premium BEV manufacturers concentrates on key factors such as product features, price, product quality and reliability, as well as design, brand awareness and user experience. We may also in the future face competition from new entrants that will increase the level of competition.

Our current and potential competitors may have more financial, technical, manufacturing, marketing and other resources than we do, and may be able to devote significant resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. In particular, we also expect to compete with international competitors when entering new markets in the future. For a discussion of risks relating to competition, see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—China’s and global BEV market is highly competitive, and demand for BEVs may be cyclical and volatile.”

Manufacturing, Supply Chain and Quality Control

Manufacturing

We take a lean production approach whereby we aim to optimize the operating efficiency and product quality.

●	For manufacturing of BEVs. Currently, our vehicles are manufactured at the Vehicle Manufacturing Factories. During the vehicle manufacturing process, we are in charge of setting manufacturing targets and plans, conducting vehicle research and development, overall supervision of procurement of raw materials and auto parts and quality control. We have set up specific personnel to closely supervise each of the foregoing key steps, allowing us to retain effective oversight of key manufacturing and procurement processes. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for details. On the other hand, the factories are mainly in charge of (i) procuring and inspecting the raw materials based on our selection, (ii) manufacturing BEVs according to the pre-agreed quality standards in the applicable cooperation framework agreements, and (iii) coordinating with us to conduct on-site quality inspection.
●	For manufacturing of Ningbo Viridi’s products. Ningbo Viridi’s manufacturing plant is based in Ningbo, Zhejiang, where it holds both production facilities and R&D facilities. The R&D facilities are developed pursuant to a series of high industry standards, making the facilities suitable for conducting researching, testing and development for battery, motor and electronic control system.

Supply Chain

We purchase assembled vehicles under Cooperation Framework Agreements with Geely Group. During the vehicle manufacturing process, we are responsible for the overall supervision of the procurement of raw materials and auto parts, including supplier selection, material pricing and business negotiation. See also “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.” The suppliers of our raw materials, such as steel, aluminum and lithium battery cells, are primarily located in China, especially in Zhejiang. We believe this arrangement enables us to acquire supplies quickly and reduces the risk of delays related to shipping and importing. Our supply management team works closely with suppliers to ensure the availability of the required supply. As our scale increases, we will be able to better take advantage of economies of scale with respect to pricing.

As of the date of this annual report, we have not experienced (i) any material impacts on our operations caused by disruptions on our supply chain, especially those due to the effectiveness of the Uyghur Forced Labor Prevention Act, or UFLPA, or (ii) any significant volatility with respect to principal raw material price, such as those in relation to vehicle purchase price from Geely Group or other raw material prices due to supply chain disruptions. As of the date of this annual report, we are not subject to any material cybersecurity risks in our supply chain based on third party products, software, or services used in our products, services and business. If there is any cybersecurity incident in our supply chain, we might experience disruption or discontinue of our suppliers’ services. To mitigate such risks, we have set up a designated team to closely monitor and detect cybersecurity risks, as well as development of cybersecurity measures.

Quality Control

Our all-rounded quality control system is designed to provide our customers with full lifecycle care and assurance regarding the key aspects of a vehicle, ranging from product design to after-sales services. Before a new product is released, we typically run vehicle testing measures, including critical testing measures, to ensure high quality.

For example, prior to our delivery of Zeekr 001 in October 2021, we had performed approximately 1.44 million kilometers of road tests including enhanced reliability tests on proving grounds and vehicle durability tests on roads for general users. The tests cover road environment tests under extreme working conditions such as extreme temperatures and humidity as well as high altitudes. We not only resolve quality issues as they emerge, but also preemptively assess and prevent issues. Before the mass production of Zeekr 001, we conducted special inspection and prevented the safety, environmental protection, reliability issues that other automakers have encountered.

Intellectual Property

We have developed a number of proprietary systems and technologies, and our success depends on our ability to protect our core technology and intellectual property. We utilize a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect our proprietary rights.

As of December 31, 2024, we had 2,277 patents (including 192 invention patents) and 3,904 pending patent applications, which we have invested significant resources to develop. In addition, we have been licensed 589 and 1,769 registered trademarks in mainland China and overseas from Geely Holding, respectively, and Geely Holding has 1,084 pending trademark applications relating to our business in China and certain other jurisdictions. As of the same date, we also had 213 registered software copyrights and 361 registered domain names.

Data Security and Protection

With the level of intelligence and connectivity of vehicles, and our highly integrated Zeekr APP that interacts with the customers, we place strong emphasis on data security and protection. We have established a data committee consisted of senior management and various R&D departments to raise the overall compliance awareness. We have implemented procedures, including those incorporated into our APP development process and our New Product Development System, to ensure that each new APP function or new vehicle feature to be released is compliant with applicable privacy protection and data security laws, whether in the PRC or overseas. We have established access control mechanism and authorization system to regulate our employees’ actions in relation to user information and proprietary data in order to protect user privacy and data security while meeting business requirements.

In addition, we employ a variety of technical solutions to prevent and detect risks in user privacy and data security, such as data loss prevention tools, encryption and log audit. We have established a laboratory dedicated to enhancing the security of our vehicle connectivity. Our internal data security team as well as external data security experts constantly examine and test our data security system to ensure that any vulnerability identified is fixed immediately.

We have obtained a number of industry standards with respect to data security and protection, such as ISO 27001, ISO 27701 and ISO 38505. ISO 27001 and ISO 27701 are widely accepted standards in the field of information security and privacy protection. ISO 38505 is the world’s first management system certification for enterprises’ data security management. Obtaining these certifications is a recognition for us in privacy protection, network security and information security.

Insurance

We benefit from various insurance policies to safeguard against risks and unexpected events. We benefit from property insurance, public liability insurance, commercial general liability insurance, employer’s liability insurance, and directors and officers’ liability insurance. We provide social security insurance for our employees as required by relevant applicable laws and regulations. We expect to procure and maintain business interruption insurance or key man insurance in the future. We believe that our insurance coverage is adequate to cover our key assets, facilities, and liabilities.

Regulation

Regulation Related to Compulsory Product Certification

According to the Administrative Regulations on Compulsory Product Certification as promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ, which was merged into the SAMR afterwards, on July 3, 2009, and last amended and became effective on November 1, 2022, SAMR is responsible for the quality certification of automobiles and the relevant accessories including motor vehicle tires, brake linings, automobile seat belts, among others. Automobiles and the aforementioned accessories must not be sold, exported or used in operating activities until they are certified by certification authorities designated by SAMR as qualified products and granted certification marks.

Regulations Related to Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the MOFCOM which became effective on July 1, 2017, the local commerce authorities above the county level shall supervise and manage the sale of automobiles and their related service activities within their administrative areas; automobile suppliers and dealers are required to file with the relevant authorities through the national automobile circulation information system operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information filed, automobile suppliers and dealers must update such information within 30 days after such change. Automobile suppliers and dealers shall sell the automobiles, accessories and other related products that comply with relevant national regulations and standards. Dealers shall make clear in their business premises the prices of the products sold and the standard charges for various services, and shall not increase the price of sales nor charge additional fees beyond the marked price. In respect of the vehicle products for sales, dealers shall also make clear the quality assurance, the warranty services and other after-sales service policies that consumers need to know.

Regulations Related to the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013 and was amended on March 2, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to these administrative provisions, manufacturers of automotive products are required to take measures to eliminate defects in the products they sell and recall all defective automotive products. Failure to recall such products may result in a compulsory order to recall the defective products from the quality supervisory authority of the State Council. If an operator conducting sales, leasing, or repairs of vehicles discovers any defect in any automotive products, it must cease to sell, lease, or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement, or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automotive products in accordance with the relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law, and revocation of licenses.

Pursuant to the Implementation Rules of the Administrative Provisions on Defective Automotive Product Recalls, which was promulgated by the QSIQ on November 27, 2015 and last amended by the SAMR on October 23, 2020, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the SAMR. Where any defect is found during the investigation, the manufacturer must cease to manufacture, sell, or import the relevant automotive products and recall such products in accordance with applicable laws and regulations.

On November 23, 2020, the SAMR issued the Circular on Further Improving the Regulation of Recall of Automobiles with Over-the-Air (OTA) Technology, pursuant to which automobile manufacturers that provide technical services through OTA are required to complete filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020. In addition, if an automaker uses OTA technology to eliminate defects and recalls its defective products, it must make a recall plan and complete a filing with the SAMR.

According to the Notice on the Filing of Online Upgrade of Automotive Software promulgated and implemented by the MIIT Equipment Industry Development Center on April 15,2022, filing shall be made for a vehicle manufacturer that has obtained the manufacturing permission license for road vehicles, the vehicle products with OTA upgrade function produced by it and the OTA upgrade activities conducted, with tiered filing based on the impact assessment of specific upgrading activities. In particular, it can be divided into three categories: (1) for upgrading activities not involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance enterprises may directly conduct such upgrading activities after filing; (2) for upgrading activities involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises shall submit verification materials to ensure that the products comply with national laws and regulations, technical standards and specifications as well as other relevant requirements. Among them, for upgrading activities involving the change of technical parameters in the Notice, enterprises shall apply for product change or extension with the MIIT in accordance with the management requirements of the Notice before filing such upgrading activities, with such upgrade subject to the completion of product admission under the Notice according to the process so as to ensure the consistency of vehicle product production; and (3) for upgrading activities involving vehicle autonomous driving functions (level 3 and above of driving automation classification), they should be approved by the MIIT.

Regulations Related to Product Liability

Pursuant to the Product Quality Law of the PRC promulgated on February 22, 1993 and latest amended on December 29, 2018, the market supervision and administration department under the State Council is in charge of the national supervision of product quality, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

Regulations Related to Electric Vehicle Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which became effective on July 14, 2014, the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which became effective on October 9, 2015, and the Development Plan for the New-energy Vehicle Industry (2021-2035), which became effective on October 20, 2020, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction permits from the relevant authorities.

The Circular on Accelerating the Development of Electrical Vehicle Charging Infrastructures in Residential Areas promulgated by the NDRC, the National Energy Administration, or the NEA, the MIIT and Ministry of Housing and Urban-Rural Development, or the MOHURD on July 25, 2016, provides that the operators of electrical vehicle charging and battery swap infrastructure are required to be covered under liability insurance policies to protect the purchasers of electric vehicles, covering the safety of electric vehicle charging.

On June 8, 2023, the General Office of the State Council issued the Guiding Opinions on Further Establishing a High-Quality Charging Infrastructure System, which aims to establish a high-quality charging infrastructure system so as to more effectively support the development of the new energy vehicle industry.

Regulation Related to Government Subsidies and Exemption of Vehicle Purchase Tax for Purchasing New Energy Vehicles

On April 22, 2015, the MoF, the Ministry of Science and Technology, or the MOST, the MIIT and the NDRC jointly promulgated the Circular on Financial Subsidies on the Promotion and Application of New Energy Vehicles from 2016 to 2020, or the NEV Financial Subsidies Circular, which took effect on the same day. The NEV Financial Subsidies Circular provides that those who purchase new energy vehicles specified in the Catalog of Recommended New Energy Vehicle Models for Promotion and Application issued by the MIIT, or the Recommended NEV Catalog, may enjoy government subsidies. A purchaser may purchase a new energy vehicle from a manufacturer by paying the price deducted by the subsidy amount, and the manufacturer may obtain the subsidy amount from the PRC central government after such new energy vehicle is sold to the purchaser. Furthermore, a preliminary phase-out schedule for the provision of subsidies during the period from 2016 to 2020 contained in the NEV Financial Subsidies Circular specifies that the subsidy amount per vehicle, or subsidy criteria, for the years 2017 to 2018 will be reduced by 20% compared to that of the year 2016, and the subsidy criteria for the years 2019 to 2020 will be reduced by 40% compared to that of the year 2016.

On December 29, 2016, the MoF, the MOST, the MIIT and the NDRC jointly promulgated the Circular on Adjusting the Subsidy Policies on Promotion and Application of New Energy Vehicles, or the Circular on Adjusting the NEV Subsidy Policies, which became effective on January 1, 2017, to enhance the technical requirements and adjust the subsidy criteria of qualified new energy vehicles in the Recommended NEV Catalog. The Circular on Adjusting the NEV Subsidy Policies caps the subsidy amount from the local governments at 50% of the subsidy amount from the central government, and further specifies that national and local subsidies for purchasers purchasing new energy vehicles (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% as compared to the then-existing subsidy standards.

According to the Notice of Adjusting and Improving the Policies on the Government Subsidies for Promotion and Application of New Energy Vehicles or the 2018 Notice of the Polices on Government Subsidies for Vehicles and the Notice of Further Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles or the 2019 Notice of the Polices on Government Subsidies for Vehicles jointly promulgated by the MoF, the MOST, the MIIT and the NDRC between 2018 and 2019, the aforementioned notices gradually adjusted the subsidy scheme for the promotion of new energy vehicles and the product technical specifications for new energy vehicles.

The subsidy standard is reviewed and updated on an annual basis. On April 23, 2020, the MoF, the MOST, the MIIT and the NDRC jointly issued the 2020 Subsidy Circular, which took effect on the same day. According to the 2020 Subsidy Circular, the 2020 subsidy standard reduces the base subsidy amount by 10% for each NEV, sets subsidies for 2 million vehicles as the upper limit of annual subsidy scale, and provides that national subsidy shall only apply to an NEV that is either (i) with the sale price under RMB300,000 or (ii) equipped with a battery swapping mechanism. The 2021 subsidy standard, effective from January 1, 2021, was provided in the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the MoF, the MOST, the MIIT and the NDRC on December 31, 2020, or the 2021 NEV Financial Subsidies Circular. According to the 2021 NEV Financial Subsidies Circular, the 2021 subsidy standard reduces the base subsidy amount by 20% for each NEV on the basis of that for the previous year. Further, the current 2022 subsidy standard, effective from January 1, 2022, was provided in the 2022 Subsidy Notice jointly promulgated by the MoF, the MOST, the MIIT and the NDRC on December 31, 2021. The 2022 Subsidy Notice provides that the subsidies for new energy vehicles purchased in 2022 will be generally lowered by 30% compared to the previous year with limited exceptions in the area of public transport, and the total number of new energy vehicles in China that will be entitled to such subsidies should be no more than two million each year and only NEVs with an manufacturer suggested retail price of RMB300,000 or less before subsidies are eligible for such subsidies. Such subsidies have been eliminated at the end of 2022.

Pursuant to the Detailed Implementation Rules for Subsidies for Automobile Trade-ins,which was issued by the MOFCOM and other six ministries and commissions on April 24, 2024, during the period from the issuance date to December 31, 2024, one-time subsidies with quota shall be given to individual consumers who scrap fuel passenger vehicles of or below Level 3 national emission standards or new energy passenger vehicles registered before April 30, 2018 (including the date) and purchase new energy passenger vehicles included in the Vehicle Purchase Tax Catalog and fuel passenger vehicles with displacement of 2.0 liters and below. The Notice of Further Effectively Completing the Work Concerning Trade-in of Vehicles, which was issued by the MOFCOM and other six ministries and commissions on August 15, 2024, raised the aforementioned subsidy standards for scrappage and renewal, increased the central financial support from government, and optimized the vehicle scrapping renewal review and allocation regulation process. Furthermore, the Notice on Effectively Completing the Work Concerning 2025 Trade-in of Vehicles issued on January 14, 2025, the scope of vehicles eligible for vehicle scrapping and replacement has been further expanded.

For the exemption of vehicle purchase tax, on December 26, 2017, the MoF, the SAT, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, or the Announcement on Exemption of Vehicle Purchase Tax. On June 28, 2019, the MoF and the SAT jointly issued the Renewal of Preferential Policies on Vehicle Purchase Tax, or the Renewal Announcement. Pursuant to the Announcement on Exemption of Vehicle Purchase Tax and the Renewal Announcement, from January 1, 2018 to December 31, 2020, the vehicle purchase tax which is applicable for NEVs is not imposed on purchases of qualified new energy vehicles listed in the Catalog of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, or the NEV Catalog, including NEVs listed before December 31, 2017. On April 16, 2020, the MoF, the SAT and the MIIT jointly issued the Announcement on Exemption of Vehicles Purchase Tax for New Energy Vehicles, with effect from January 1, 2021, which extends the vehicle purchase tax exemption period until December 31, 2022. Such vehicle purchase tax exemption policies has been further extended to December 31, 2023 in accordance with the Announcement on Extending the Policies concerning the Exemption of New Energy Vehicles from Vehicle Purchase Tax issued by the MoF, the SAT and the MIIT. According to the Announcement on the Continuation and Optimization of Vehicle Purchase Tax Reduction and Exemption Policy for New Energy Vehicles issued by MoF, SAT and MIIT on June 19, 2023, new energy vehicles with purchase dates between January 1, 2024 and December 31, 2025 are exempted from vehicle purchase tax, of which the tax exemption amount shall not exceed RMB30,000 per new energy passenger vehicle; and for new energy vehicles with purchase dates between January 1, 2026 and December 31, 2027, the vehicle purchase tax will be reduced by half, of which the tax reduction amount shall not exceed RMB15,000 per new energy passenger vehicle.

Regulations Related to NEV License Plates

In recent years, in order to control the number of motor vehicles on the road, certain local governments in China, such as Shanghai, Tianjin, Shenzhen, Guangzhou, and Hangzhou, have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs, which makes it easier for NEV purchasers to obtain license plates. For example, in Shanghai, local authorities will issue new license plates to qualified NEV purchasers pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with ICE vehicle purchasers.

Regulations Related to Autonomous Driving

On July 27, 2021, the MIIT, the Ministry of Public Security and the Ministry of Transport issued the Circular on the Norms on Administration of Road Testing and Demonstration Application of Intelligent Connected Vehicles (Trial Implementation), or the Road Testing Norms, which became effective on September 1, 2021, and is the primary regulation governing protocol of road testing and demonstration application of intelligent connected vehicles in the PRC. Pursuant to the Road Testing Norms, any entity intending to conduct the road testing and demonstration application of intelligent connected vehicles must apply for and obtain a temporary license plate for each tested vehicle. To qualify for such temporary license plate, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technology research or testing of automobiles and automobile parts, which has established protocols to test and assess the performance of autonomous driving functionalities of intelligent connected vehicles and is capable of conducting real-time remote monitor of the tested vehicles, and has the ability to ensure the network security of tested vehicles and remote monitoring platform; (ii) the tested vehicle must be equipped with a driving system that can switch between autonomous driving mode and human driving mode in a safe, quick and simple manner and ensures human driver to take control of the tested vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring of the condition of the tested vehicle and is able to transmit real-time data of the tested vehicle, such as the control mode, location and speed; (iv) it must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver of corresponding vehicle types with more than three years driving experience and a track record of safe driving and is familiar with the testing protocol or application scheme for autonomous driving systems and proficient in operating the system; and (v) it must provide the Safety Self-declaration, the result of risk assessment on network security, the proof of corresponding measures taken against such risk and other materials to the competent department, and insure each tested vehicle for at least RMB5 million against vehicle accidents or provide a letter of guarantee covering the same. In addition, as to the demonstration application, the applicant entity could also be a consortium of several independent legal persons and has the operational capability of demonstration application and relevant scheme.

On November 17, 2023, the MIIT, the Ministry of Public Security, the MOHURD and the Ministry of Transport jointly issued the Notice of Carrying Out the Pilot Program for the Market Access and Road Traffic of Intelligent Connected Vehicles, which proposes that, based on the previous road test and demonstration application of intelligent connected vehicles, the PRC government will select intelligent connected vehicles equipped with automatic driving functions that have the conditions for mass production, and will launch a pilot scheme, where the chosen intelligent connected vehicles would be allowed to carry out road access pilots in a limited area.

Regulation Related to Value-added Telecommunications Services

Among all of the applicable laws and regulations, the PRC Telecommunications Regulations, or the Telecom Regulations, promulgated by the PRC State Council on September 25, 2000 and most recently amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish basic telecommunications services from value-added telecommunications services, or VATs. VATs are defined as telecommunications and information services provided through public networks. A telecom catalog was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added, which was most recently updated in June 2019. Internet information services, or ICP services, are classified as VATs according to the telecom catalog.

The Administrative Measures on Telecommunications Business Operating Licenses promulgated by the MIIT in 2009 and most recently amended in July 2017, sets forth more specific provisions regarding the types of licenses required to operate VATs, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. In addition, pursuant to the Administrative Measures on Internet Information Services promulgated by the State Council in 2000 and most recently amended in 2024, internet information services refer to the provision of information through the internet to online users, and are divided into commercial internet information services and non-commercial internet information services. A provider of commercial internet information service must obtain the ICP License for internet information service. If the operator provides internet information on a non-commercial basis, it only needs to file the relevant information with the provincial Communication Administration. Anyone that intends to be engaged in ICP services shall be approved by competent authorities and obtain a Value-added Telecommunications Business Operating Permit. An operator who failed in obtaining relevant operating permits will face correction orders, warnings, fines, confiscation of illegal gains, and in case of severe circumstances, be ordered to suspend business for rectification.

According to the Provisions on the Administration of Mobile Internet Applications Information Services promulgated by the CAC, effective from August 1, 2016, and most recently amended on June 14, 2022, the CAC is in charge of the law enforcement of supervision and administration of the information contents of mobile internet apps nationwide; providers rendering permitted internet information services via mobile internet applications shall also be subject to information security requirements; and mobile internet application providers shall sign a service agreement to clarify the rights and obligations of both parties.

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and most recently amended on March 29, 2022 and the 2024 Negative List, for the VATS falling within China’s commitment to the WTO to open up to foreign investment, except for e-commerce, domestic multi-communication, storage and forwarding and call center businesses, the ultimate foreign equity ownership in a VATS provider shall not exceed 50%. However, on April 8, 2024, the MIIT promulgated the Announcement on Conducting the Pilot Program for Expanding the Opening-up of Value-added Telecom Services, according to which, in the approved pilot areas in the PRC, restrictions on foreign ownership ratio may be removed for internet data centers (IDC), content delivery networks (CDN), internet service providers (ISP), online data processing and transaction processing, as well as information distribution platforms and delivery services in information services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations), and information protection and processing services.

Regulations Related to Internet Security and Privacy Protection

On December 28, 2000, the Standing Committee of the National People’s Congress, or the SCNPC, issued the Decision on the Maintenance of Internet Security, which was last amended and effective from August 27, 2009. Pursuant to the Decision on the Maintenance of Internet Security, anyone who commits any of the following acts, which constitutes a crime, making use of the internet shall be investigated for criminal responsibility in accordance with laws: (1) invading the computer data system of state affairs, national defense buildup or the sophisticated realms of science and technology; (2) intentionally inventing and 164 spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications network; (3) in violation of state regulations, discontinuing the computer network or the communications service without authorization, thus making it impossible for the computer network or the communications system to operate normally; (4) making use of the computer network to spread rumors, libels or publicize or disseminate other harmful information for purpose of instigating attempts to subvert state power and overthrow the socialist system, or to split the country and undermine unification of the state; (5) stealing or divulging state secrets, intelligence or military secrets via the computer network; (6) making use of the computer network to instigate ethnic hostility or discrimination, and thus undermining national unity; (7) making use of the computer network to form cult organizations or contact members of cult organizations, thus obstructing the implementation of state laws and administrative regulations; (8) making use of the computer network to sell shoddy products or give false publicity to commodities or services; (9) making use of the computer network to jeopardize another person’s business credibility and commodity reputation; (10) making use of the computer network to infringe on another person’s intellectual property right; (11) making use of the computer network to fabricate and spread false information which affects the exchange of securities and futures or other information which disrupts financial order; (12) establishing on the computer network pornographic web sites or web pages, providing services for connecting pornographic web sites, or spreading pornographic books and periodicals, movies, audiovisuals or pictures; (13) making use of the computer network to humiliate another person or to libel another person with fabrications; (14) in violation of the law, intercepting, tampering with or deleting other persons’ emails or other data, thus infringing on citizens’ freedom and privacy of correspondence; or (15) making use of the computer network to commit theft, fraud or blackmail.

On December 16, 1997, the Ministry of Public Security issued Administrative Measures for the Security Protection of the International Networking of Computer Information Networks, which was last amended and effective from January 8, 2011, according to which, the agency of computer administration and supervision under the Ministry of Public Security shall be in charge of the work of security protection administration of the international networking of computer information networks. It is forbidden to use the international networking to divulge state secrets, endanger state security and engage in illegal criminal activities.

The Ministry of Public Security issued the Provisions on the Technical Measures for the Protection of the Security of the Internet on December 13, 2005, which implemented on March 1, 2006. The Technical Measures for the Protection of the Security of the Internet provides that providers of internet services shall carry into effect the technical measures for security protection in accordance with laws, record and preserve user information (including registration information, time of log in and log out, IP address, contents released by users and release time) for not less than 60 days.

On July 1, 2015, the SCNPC issued the PRC National Security Law, which became effective on the same day. The PRC National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, specific items and key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

In November 2016, the SCNPC promulgated the PRC Cybersecurity Law, which became effective on June 1, 2017. According to the PRC Cybersecurity Law, network constructors, network operators and service providers that provide services via networks are obligated to take technical and other necessary measures to ensure the security and stable operation of networks, maintain the integrity, confidentiality and availability of network data, and furthermore provide technical assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. On September 12, 2022, the CAC proposed a series of draft amendments to the PRC Cybersecurity Law, which impose more stringent legal liabilities for certain violations.

The General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration issued the Standard of Information Security Technology Personal Information Security Specification (2017 edition), which took effect in May 2018, and the Standard of Information Security Technology Personal Information Security Specification (2020 edition), which took effect in October 2020. Pursuant to these standards, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal data controller. Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider’s consent is required.

The Office of the Central Cyberspace Affairs Commission and the SAMR issued the Announcement on Launching the Security Certification of Apps and the appendix Rules for Implementing the Security Certification of Mobile Internet Applications (APP) on March 13, 2019, according to which, the state encourages the APP operators to pass the APP security certification on a voluntary basis, and encourages search engines and APP stores to provide clear identification and give priority to APPs that pass the certification.

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; and (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

On May 12, 2021, the CAC issued the Several Provisions on Automobile Data Security Management (Draft for Comment), which further elaborates the principles and requirements for the protection of personal information and important data in the automobile industry scenarios, and defines enterprises or institutions engaged in the automobile design, manufacture, and service as an operator. Such operator is required to process personal information or important data in accordance with applicable laws and regulations during the process of design, production, sales, operation, maintenance, and management of automobiles. On August 16, 2021, the CAC, the NDRC, the Ministry of Public Security, the MIIT and the Ministry of Transport jointly promulgated the Provisions on MADS officially, which took effect from October 1, 2021. The Provisions on MADS reiterate that automobile data processors can process personal information and important data and further provides several specific requirements for such processing. The Provisions on MADS clearly stipulate that (i) to carry out personal information processing activities, automobile data processors shall notify individuals of relevant information in a prominent manner, obtain personal consent or comply with laws and administrative regulations in other circumstances; (ii) for the processing of sensitive personal information, automobile data processor shall obtain separate consent from individuals, and meet specific requirements, including without limitation to process sensitive personal information for the purpose of enhancing driving safety; and (iii) automobile data processors shall collect biometric information only with sufficient necessity and for the purpose to enhance driving safety. Where the automobile data processors collect data containing images of people outside the vehicle and transmit the data out of the vehicle for the purpose of improving driving safety, such personal information shall be anonymized if it is not possible to obtain the consent of these people. The Provisions on MADS define the term “important data” as any data that, once tampered with, sabotaged, leaked or illegally obtained or used, may lead to endangerment of national security or public interests, or infringement of the lawful rights and interests of an individual or organization, including the following data: (i) geographical information, flows of people or vehicles and other data in respect of any important sensitive area such as a military administrative zone, national defense science and technological development entity, or Party or government agency at or above the county level; (ii) traffic volume, logistics and other data that reflect performance of the economy; (iii) operating data of a vehicle charging network; (iv) video or image data collected outside of a vehicle, including human facial information, license plate information, etc.; (v) personal information of more than 100,000 data subjects; and (vi) other types of data that may endanger national security, public interests, or the lawful rights and interests of individual or organization as designated by the competent authorities. The Provisions on MADS require automobile data processors who process important data to: (i) store important data domestically and pass the security assessment organized by the CAC in conjunction with relevant authorities of the State Council if it’s necessary to provide such data outside of China due to business needs; (ii) perform risk assessment in accordance with the regulations and submit risk assessment reports to relevant authorities at provincial levels; and (iii) report annually to such authorities on automotive data security management.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which came into effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. The PRC Data Security Law provides that “data” refers to any recording of information by electronic or other means. Data processing includes the collection, storage, use, processing, transmission, availability and disclosure of data, etc.

On August 12, 2021, the MIIT issued the Access Administration Opinion, which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cybersecurity, software updates, function safety and intended function safety. Furthermore, the Access Administration Opinion stated that vehicles manufacturing enterprises shall conduct security assessment prior to transmitting data abroad.

On July 30, 2021, the State Council promulgated the Regulations on SCII, which took effect in September 2021. The Regulations on SCII supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations on SCII provide, that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the CIIOs in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as CIIOs. The regulations further require CIIOs, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent Protection Departments in a timely manner in the event of merger, division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed with fines or other liabilities.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which came into effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PRC Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information handlers reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

The Administrative Provisions on Security Vulnerability of Network Products, or the Provisions, were jointly promulgated by the MIIT, the CAC and the Ministry of Public Security on July 12, 2021 and became effective on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the Provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. In response to the PRC Cybersecurity Law, network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to the Provisions, the breaching parties may be subject to monetary fine as regulated in accordance with the PRC Cybersecurity Law. Since the Provisions is relatively new, uncertainties still exist in relation to its interpretation and implementation.

On December 8, 2022, the MIIT issued the Measures for Data Security Administration in the Industry and Information Technology Field (Trial Implementation), or the Data Security Measures, which became effective on January 1, 2023. In accordance with the Data Security Measures, the industrial and telecommunication data processors shall classify data firstly based on the data’s category and then based on its security level on a regular basis, to classify and identify data based on the industry requirements, business needs, data sources and purposes and other factors, and to make a data classification list. In addition, the industrial and telecommunication data processors shall establish and improve a sound data classification management system, take measures to protect data based on the levels, carryout key protection of critical data, implement stricter management and protection of core data on the basis of critical data protection, and implement the protection with the highest level of requirement if different levels of data are processed at the same time. The Data Security Measures also impose certain obligations on industrial and telecommunication data processors in relation to, among others, implementation of data security work system, administration of key management, data collection, data storage, data usage, data transmission, provision of data, publicity of data, data destruction, safety audit and emergency plans, etc.

On December 28, 2021, the CAC, and several other administrations jointly promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022 and supersede and replace the Cybersecurity Review Measures previously promulgated on April 13, 2020. The Cybersecurity Review Measures provide that (i) the purchase of network products and services by a CIIO and the data processing activities of a network platform operator that affects or may affect national security shall apply for a cybersecurity review, (ii) an application for cybersecurity review should be made by the internet platform operator holding personal information of more than one million users before such internet platform operator lists its securities in a foreign country, and (iii) the relevant PRC governmental authorities may initiate a cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including among others, the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, or the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled and maliciously used by overseas governments after being listed abroad.

On July 7, 2022, the CAC promulgated the Security Assessment Measures, which took effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 100,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during PRC domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC. On March 22, 2024, CAC promulgated the Guidelines for Filing the Outbound Data Transfer Security Assessment (Version 2), which provide more clarity on how to apply for the security assessment.

In addition, on March 22, 2024, CAC issued the Provisions on Promoting and Standardizing Cross-Border Data Flows, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures.

Regulation Related to Foreign Investment

Foreign Investment Law

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2023, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment.

Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalog of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the 2024 Negative List, as promulgated by NDRC and the MOFCOM on September 6, 2024 and taking effect on November 1, 2024 and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the NDRC and the MOFCOM on October 26, 2022 and taking effect on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system has been established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner.

On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance. Led by the NDRC and MOFCOM, the Office of the Working Mechanism shall be established under the NDRC to undertake routine work on the security review of foreign investment. Foreign investors or relevant parties in China shall take the initiative to make a declaration on their investments for security review to the Office of the Working Mechanism prior to (i) making investments in the military industry, military industrial support and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) obtaining control over enterprises involved in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields relating to national security. Control exists when a foreign investor (i) holds 50% or more equity interests in the enterprise, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the enterprise even when it holds less than 50% equity interests in the enterprise, or (iii) has material impact on the enterprise’s business decisions, human resources, finance and technology.

Company Law

Pursuant to the PRC Company Law, promulgated by the SCNPC on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares. Our PRC subsidiaries are limited liability companies. Unless otherwise stipulated in the related laws on foreign investment, FIEs are also required to comply with the provisions of the PRC Company Law.

Regulations Relating to Stock Incentive Plans

According to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Share Option Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly listed company to register with SAFE and handle foreign exchange matters such as opening accounts, and transfer and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject the participating directors, supervisors, senior management and other employees to fines and other legal sanctions.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents relating to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the PRC Patent Law, which was initially promulgated by the SCNPC in 1984 and was most recently amended in 2020. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Copyright

Copyrights in the PRC, including software copyrights, is principally protected under the PRC Copyright Law, which took effect in 1991 and was most recently amended in 2020, and other related rules and regulations. Under the PRC Copyright Law, the term of protection for software copyrights is 50 years.

According to the Computer Software Copyright Registration Procedures issued by the National Copyright Administration of the PRC on February 20, 2002 and implemented on the same date, registration of software copyright and registration of exclusive licensing contract and transfer contract of software copyright shall be standardized. The National Copyright Administration is in charge of the administration of software copyright registration throughout the country and recognizes the Copyright Protection Center of China as software registration organization. The Copyright Protection Center of China will grant registration certificates to applicants of computer software that comply with the provisions of the Software Copyright Registration Procedures and the Regulations for the Protection of Computer Software (amended in 2013).

Trademark

Registered trademarks are protected under the PRC Trademark Law, which was adopted by the SCNPC in 1982 and most recently amended in 2019, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014, and other related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation Related to Employment, Social Insurance and Housing Funds

Pursuant to the PRC Labor Law, which was promulgated in 1994 and most recently amended in 2018, and the PRC Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018 and the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and most recently amended in 2019, employers are required to establish a social insurance system and other employee benefits including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, which can be collectively referred to as the “Employee Benefits.” Employers shall open the social insurance and housing provident fund accounts and to make adequate contributions of Employee Benefits for their employees. The PRC Social Insurance Law provides that an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late payment fine at a daily rate of 0.05% per day of the outstanding amount. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue. Pursuant to the Regulations on the Administration of Housing Funds, in the event that the payment and deposit of the housing fund is not made in full or at all in time by an employer, the housing provident fund management center may order it to make the payment and deposit within a prescribed period, and where the payment and deposit has not been made within the prescribed period, an application may be made to the PRC courts for compulsory enforcement.

In addition, under the PRC Social Insurance Law and the Regulations on the Administration of Housing Funds, Chinese employers shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Employers that do not open the social insurance account may be ordered by the social security administrative authorities to make correction within a stipulated period; where correction is not made within the stipulated period, employers may be subject to a fine ranging from one to three times the amount of the social security premiums payable, and the direct liable administrative staff of such employers may by subject to a fine ranging from RMB500 to RMB3,000. Employers that do not register the housing fund may be ordered by the housing fund management center to complete the housing fund payment registration within a prescribed time limit, failing to do so may cause such employers to be subjected to a fine from RMB10,000 to RMB50,000.

Regulation Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On March 30, 2015, SAFE issued Circular 19, which took effective on June 1, 2015 and was last amended on March 23, 2023. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated Circular 16, effective on June 9, 2016, and recently amended on December 4, 2023, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of Circular 19 or Circular 16 could result in administrative penalties. SAFE Circular 28 was promulgated by SAFE on October 23, 2019 and was recently amended on December 4, 2023. It permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which was recently amended on December 30, 2019. Circular 59 substantially amends and simplifies the previous foreign exchange procedure. Pursuant to Circular 59, the opening and deposit of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In May 2013, SAFE promulgated the Notice on Promulgation of the Provisions on Foreign Exchange Administration on Direct Investments in China by Foreign Investors and Supporting Documents, which specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Notice 13, which was amended on 30 December 2019 by a notice. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. According to SAFE Notice 13, the qualified banks, under the supervision of SAFE, may directly review the applications, conduct the registration and perform statistical monitoring and reporting responsibilities.

On January 12, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice 9. Pursuant to PBOC Notice 9, within a transition period of one year from January 12, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or the Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice 9, or the Notice 9 Foreign Debt Mechanism, at their own discretions. PBOC Notice 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to PBOC Notice 9, the outstanding cross-border financing of an enterprise shall be calculated using a risk-weighted approach, or the Risk-Weighted Approach, and shall not exceed certain specified upper limits. PBOC Notice 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for non-financial enterprises shall be equal to 200% of its net assets multiplied by macro-prudential regulation parameter, or the Net Asset Limits. The macro-prudential regulation parameter shall be 1. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts. In October 2022, the PBOC and SAFE announced that the macro-prudential regulation parameter shall be adjusted from 1 to 1.25. Effective from July 20, 2023, the macro-prudential adjustment parameter for cross-border financing of companies is 1.5.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Administration, or the SAFE Circular 3, which stipulates several capital administration measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions(partners resolution regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On April 10, 2020, SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

On December 4, 2023, the SAFE issued the Notice on Further Deepening Reforms to Promote the Convenience of Cross-border Trade and Investment, or the SAFE Notice 28, which provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises in Zhejiang (Ningbo included) and certain other areas can borrow foreign debt on their own within an amount not exceeding the equivalent of US$10 million. SAFE Notice 28 abolished the restriction that the cumulative remittance amount of up-front expenses of overseas direct investment by a domestic enterprise shall not exceed the equivalent of US$3 million, provided that the cumulative remittance amount shall not exceed 15% of the total proposed investment amount by the PRC entity. Additionally, SAFE Notice 28 restructured the asset realization account of capital accounts to the settlement account of capital accounts. The equity transfer consideration funds in foreign currency received by a domestic equity transferor (including institutions and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at discretion. The equity transfer consideration funds received by a domestic equity transferor from FIEs which are paid with RMB funds derived from the settlement of foreign exchange (i.e., RMB funds derived from direct settlement of foreign exchange or from settlement account for pending payment) may be transferred directly to the RMB account of the domestic equity transferor.

Regulations Related to Foreign Exchange Registration of Overseas Investment by PRC Residents

The SAFE promulgated SAFE Circular 37 on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operations of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicles, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange administration. According to SAFE Notice 13, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

The M&A Rules

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SAT, the SAMR, the CSRC, and SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.

Regulation Related to Dividend Distribution

The principal regulations governing dividends distributions by companies include the PRC Company Law, which requires that both domestic companies and foreign-invested companies in the PRC are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of their registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation Related to Tax

Enterprise Income Tax

Under the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management body” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The Implementation Rules of the EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operations, personnel, accounting, properties and others of a non-PRC company is located.” In addition, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate.

The EIT Law and its implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends and gains may be reduced pursuant to a tax treaty between China and other jurisdictions or other similar arrangements with the PRC. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the Beneficial Owners in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, or the VAT Provisional Regulations, were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994 and were subsequently amended from time to time, and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax were promulgated by the MoF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or the VAT Implementation Rules, which together with the VAT Provisional Regulations, the VAT Laws. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On March 20, 2019, the MoF, the SAT and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-added Tax, or the Announcement 39. According to the VAT Laws and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax, or the VAT. According to the Announcement 39, the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, which became effective on April 1, 2019, and the VAT tax rate applicable to the small scale taxpayers is 3%.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued SAT Bulletin 7, as amended in 2017, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature that is evidenced by their actual function and risk exposure. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange.

On October 17, 2017, the SAT issued SAT Bulletin 37, which became effective on December 1, 2017. Certain provisions of the SAT Bulletin 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Bulletin 37 further elaborates on the relevant implementation rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Bulletin 7.

Regulations Related to the CSRC Approval and Filing Required for Overseas Listing

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the July 6 Opinions, which emphasized the need to strengthen the administration and supervision over overseas-listed China-based companies, the need to revise the special provisions of the State Council on overseas issuance and listing of shares by such companies and the need to clarify the responsibilities of domestic industry competent authorities and regulatory authorities.

On December 24, 2021, the CSRC published the Administrative Provisions and the Filing Measures for public comments. These Draft Regulations require “PRC domestic companies” that directly or indirectly issue or list their securities overseas to file with CSRC certain required documents.

On February 17, 2023, the CSRC promulgated the Trial Measures, and the relevant five guidelines, which became effective on March 31, 2023. The Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfil the filing procedure with the CSRC and report relevant information. The Trial Measures provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited combined and consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Our PRC subsidiaries accounted for more than 50% of our combined and consolidated revenue, profit and net assets for the fiscal year ended December 31, 2022, and the key components of our operations are carried out in China.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Filing Notice, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before completion of their overseas offering and listing.

According to the Trail Measures, where a domestic company fails to fulfill filing procedure or in violation of the provisions as stipulated above, in respect of its overseas offering and listing, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine ranging from RMB1,000,000 to RMB10,000,000. Also, the directly responsible person-in-charge and other directly responsible persons of such domestic company may be warned and imposed fines, and the controlling shareholders and the actual controllers of such domestic company that organize or instruct the aforementioned violations shall be imposed fines.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing by domestic companies, or providing or publicly disclosing through its overseas listing entities, to the relevant securities companies, securities service agencies, overseas regulatory authorities and other entities or individuals documents and materials that may adversely affect national security or public interests after leakage, the domestic enterprise shall strictly go through the corresponding procedures in accordance with relevant laws and regulations. Where a domestic company provides to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities or individuals, any accounting records or duplicates of such accounting records, it shall complete relevant procedures according to the relevant regulations. Securities companies and securities service institutions shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities service for overseas issuance and listing of securities shall keep the working paper they compiled within the territory of the PRC and shall not transfer such working paper to overseas institutions or individuals without the approval of the relevant competent authorities.

Regulation Related to Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures for the Outbound Investment of Enterprises, or NDRC Order No.11, which took effect on March 1, 2018. According to NDRC Order No.11, non-sensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulations, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a local branch of MOFCOM. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and amended on May 4, 2015, October 10, 2018 and December 30, 2019 respectively, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations Related to Land Grants, Development of Construction Projects and House Leasing

Regulations on Land Grants

Under the Land Administration Law of the PRC, which was promulgated by the SCNPC on June 25, 1986 and last amended on August 26, 2019, and the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land, which was promulgated by the State Council on May 19, 1990 and amended on November 29, 2020, a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage, or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land and the PRC Urban Real Estate Administration Law, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate that evidences the acquisition of land use rights.

Regulations on Development of Construction Projects

Pursuant to the Regulations on Planning Administration regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit shall be obtained from the competent planning authority with respect to the planning and use of land. According to the Urban and Rural Planning Law of the PRC, promulgated by the SCNPC on October 28, 2007 and latest amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline or other engineering project within an urban or rural planning area.

After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects, promulgated by the MOHURD on June 25, 2014, implemented on October 25, 2014, and latest amended on March 30, 2021.

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure, promulgated by the Ministry of Construction on April 7, 2000, and amended on October 19, 2009, and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure, promulgated and implemented by the MOHURD on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent department in the people’s government at or above county level where the project is located, for examination upon completion of building and for filing purpose, and to obtain the filing form for acceptance and examination upon completion of construction project.

Regulations on House Leasing

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the SCNPC on July 5, 1994 and most recently amended on August 26, 2019, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties. In March 1999, the NPC passed the PRC Contract Law, of which Chapter 13 governs lease contracts. On May 28, 2020, the Third Session of the 13th NPC passed the Civil Code of the PRC which took effect on January 1, 2021, and replaced the PRC Contract Law. According to the Civil Code of the PRC, subject to the consent of the lessor, the lessee may sublease the leased item to a third-party. Where the lessee subleases the leased item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the leased item without the consent of the lessor.

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by the MOHURD on December 1, 2010 and came into effect on February 1, 2011, house may not be leased in any of the following circumstances: (i) the house is an illegal structure, (ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions, (iii) house usage is changed in violation of applicable regulations, and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering the lease contract and make further registration for changes of such lease (if any). Enterprise’s non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 if they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally administered municipalities may formulate implementation regulations based on these measures.

Regulations Related to Environmental Protection

According to the Environmental Protection Law of the PRC, which was promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014 and became effective on January 1, 2015, enterprises, public institutions and other producers and business operators that discharge pollutants shall take measures to prevent and control the environmental pollution and harm caused by waste gas, waste water, waste residues, medical waste, dust, malodorous gas, radioactive substances, noise, vibration, optical radiation and electromagnetic radiation and others generated during production, construction or other activities. Enterprises and public institutions that discharge pollutants shall each establish an environmental protection responsibility system and specify the responsibilities of the persons in charge and relevant personnel thereof. Facilities for the prevention and control of pollution in a construction project shall be designed, built and put into use together with the principal part of the project. The preparation of relevant development and utilization plans and the construction of the projects having an impact on the environment shall be subject to environmental impact assessment in accordance with the law.

According to the Environmental Impact Assessment Law of the PRC, which was promulgated by the SCNPC on October 28, 2002 and amended on July 2, 2016 and December 29, 2018, and the Catalog for the Classified Administration of Environmental Impact Assessment of Construction Projects (2021 Edition), which was promulgated by the Ministry of Ecology and Environment on November 30, 2020 and became effective on January 1, 2021, the state classifies the management over the assessment of the environmental impact of construction projects according to the seriousness of the impacts. Depending on the classification of environment impacts, a comprehensive assessment report, analysis or specific assessment or registration form report of environment impacts of construction projects would be required.

According to the Rules on the Administration concerning Environmental Protection of Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, and the Interim Measures concerning the Environmental Protection Acceptance Check on Construction Projects promulgated by the former Ministry of Environmental Protection on November 20, 2017, the complementary environmental protection facilities must be designed, constructed and become operational at the same time as the main parts of the project. If a construction project is subjected to file the environmental impact report or the environmental impact statement, the construction enterprise shall, after the completion of the construction project, make an environmental acceptance check of the project, prepare the environmental acceptance report and disclose such report to the public in accordance with relevant laws. The construction project may not be put into production or use until the constructed supporting environmental protection facilities are completed and have passed the acceptance check.

According to the Regulations on the Management of Pollutant Discharge Licensing, promulgated by the State Council on January 24, 2021 and became effective on March 1, 2021, enterprises, public institutions and other producers and business operators that are subject to administration by pollution discharge licensing shall apply for and obtain the pollutant discharge permit in accordance with this regulations, and shall not discharge pollutants without the pollutant discharge permit. Enterprises, public institutions and other producers and business operators that have a small volume of pollutants generated and discharged and a small impact on the environment shall fill out the pollutant discharge registration form and do not need to apply for the pollutant discharge permit. The list of enterprises, public institutions and other producers and business operators that need to fill out the pollutant discharge registration form shall be formulated and promulgated by the competent department of ecological environment of the State Council. Enterprises, public institutions and other producers and business operators that need to fill out the pollutant discharge registration form shall fill out their respective basic information, pollutant discharge destinations, pollutant discharge standards implemented, pollution prevention and control measures adopted, etc. on the national information platform for pollutant discharge permit administration; and, in the event of any change in such information, the changes shall be filled out within 20 days from the date of change. Pursuant to the Catalog of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources (2019 Edition), which was promulgated by the Ministry of Ecology and Environment on December 20, 2019, the pollutant discharge management is classified into three degrees, the key focused management, the simplified management, and the registration management.

In addition, specific environmental protection laws and regulations must be observed in the production and operation process. For instance, the Law of the PRC on the Prevention and Control of Air Pollution, the Law of the PRC on the Prevention and Control of Environmental Pollution caused by Solid Waste, the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on Prevention and Control of Noise Pollution, and the Law of the PRC on the Environmental Protection Tax.

Regulations Related to Fire Protection

According to the Fire Prevention Law of the PRC which was promulgated by the SCNPC on April 29, 1998 and last amended on April 29, 2021, the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards of project construction. For construction projects that require fire protection design in accordance with national engineering construction fire protection technical standards, a construction project fire protection design review and acceptance system shall be implemented. When the construction project which should apply for fire control acceptance according to the stipulations of housing and urban-rural construction department of the State Council is completed, the construction unit shall apply to the housing and urban-rural construction department for fire control acceptance. For a construction project other than one specified in the foregoing, the constructing party shall report to the housing and urban-rural development authority after final inspection for record, and the housing and urban-rural development authority shall conduct spot checks. According to the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, and was last amended on August 21, 2023 with effect from October 30, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

Regulations Related to Work Safety

Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the SCNPC on June 29, 2002, and last amended on June 10, 2021, and effective on September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards.

4.C.	Organizational Structure

The following diagram illustrates our corporate structure, including all of our significant subsidiaries, as “significant” is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

(1)	In July 2021, ZEEKR Automobile (Shanghai) Co., Ltd., or ZEEKR Shanghai, acquired 100% equity interest in ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Co., Ltd., or ZEEKR Hangzhou Bay, from Geely Holding. In August 2021, we acquired 100% equity interest in ZEEKR Shanghai (99% from Geely Auto and 1% from Geely Holding).
(2)	Viridi E-Mobility Technology (Ningbo) Co., Ltd., or Ningbo Viridi, was founded in 2017 as an indirect wholly-owned subsidiary of Geely Holding and is engaged in the R&D and production of key NEV components, including electric powertrains and battery packs. In July 2021, we entered into a share purchase agreement with Ningbo Viridi and Zhejiang Jichuang Industrial Development Co., Ltd., pursuant to which we agreed to purchase a 51% equity interest in Ningbo Viridi. In October 2021, the acquisition was completed. Currently, Ningbo Viridi is owned as to 51% by us and 49% by Geely Holding. Ningbo Viridi started to generate revenue in March 2019.

Transfer of Funds and Other Assets

See “Item 3. Key Information—Transfer of Funds and Other Assets.”

4.D.	Property, Plant and Equipment

We are headquartered in Ningbo, China. Currently, we own land use rights with respect to two parcels of land in Ningbo of (i) approximately 226,577 square meters and the ownership with respect to the plants thereon for the term ending on November 29, 2067, and (ii) approximately 44,032 square meters and the ownership with respect to the plants thereon for the term ending on Marth 31, 2074.

We have also leased a number of our facilities. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities as of December 31, 2024. In addition to below, we have leased other properties used for vehicles sales and deliveries.

	Approximately
	Size in Square
Location	Meters	Primary use	Lease term
China
Hangzhou	58,427.13	Office	September 6, 2023 – January 5, 2034
Hangzhou	2,356.49	Office	October 8, 2024 – January 5, 2034
Ningbo	48,962.72	R&D center, office	January 1, 2025 – December 31, 2025
Shanghai	22,270.18	Office	September 1, 2022 – April 30, 2029
Shanghai	70	Office	May 1, 2023 – April 30, 2029
Shanghai	8,190	R&D center, office	December 15, 2024 – December 14, 2026
Shanghai	5,668	R&D center, office	March 15, 2024 – December 14, 2026
Sweden
Gothenburg	14,852	Office	June 1, 2021 – December 31, 2027
Gothenburg	17,774	Office	March 18, 2022 – March 31, 2032

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our combined and consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report.

5.A.	Operating Results

General Factors Affecting Our Results of Operations

The demand for our BEVs is primarily affected by the following general factors:

●	The growth of China’s and global passenger vehicle market, especially the premium segment;
●	Penetration rate of BEVs in China and across the globe, which is further affected by the following factors relating to BEVs, among others, (i) overall production costs and ownership costs, (ii) functionality, performance and user experience, (iii) development of technology and level of intelligentization on BEV, and (iv) coverage of charging network;
●	Laws, regulations, and government policies for BEVs and smart technology functions, including subsidies for BEV purchases, government grants for BEV manufacturers, as well as infrastructure support on expansion of charging network;
●	Macro factors that influence material costs, manufacturing costs, delivery expense and normal operations associated with BEV manufacturers;
●	Supply of key components, primarily including chips and batteries used on BEVs; and
●	The customers’ acceptance of new technologies and brands.

Changes in any of these general industry conditions could affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

Besides the general factors affecting China’s BEV market, our business and results of operations are also affected by specific factors, including the following major factors.

Competitiveness and continued expansion of our BEV portfolio

The development and sales of BEVs is our business focus and contribute to an increasing portion of our revenue since the launch of Zeekr 001, our first mass-produced BEV model, in 2021. For details, see “Item 4. Information on the Company—4.A. History and Development of the Company.” Going forward, we target to roll out an expanded product portfolio, including but not limited to robotaxis, to meet various customer demands and preferences.

Our ability to ramp up production and achieve delivery targets

Our results of business operations and financial performance heavily rely on the sales and delivery of our electric vehicles. Hence, it is critical for us to continuously ramp up vehicle production and meet delivery targets. We take a lean production approach and determine our production target by closely monitoring the actual ordering requirements from customers. With respect to the production costs, the vehicle purchase price under the currently effective cooperation framework agreements is primarily dependent on the market price of the relevant raw materials and components, which fluctuates with market conditions, plus a pre-determined mark-up margin, which will remain stable before the expiration of the currently effective cooperation framework agreements. Therefore, we do not expect significant fluctuations with respect to our cost of revenues and margins other than due to the fluctuation in the price of raw materials and components until the expiration of the currently effective cooperation framework agreements. Upon the expiration of the currently effective cooperation framework agreements, the mark-up margin will be reviewed and renegotiated, which may impact our margin. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Cooperation Framework Agreements.” In addition, we take a comprehensive and strict management over the quality control to enhance the production efficiency and ensure our delivery targets are met in a timely manner. Furthermore, by leveraging our synergies with Geely Group, we work closely with our supply chain partners to ensure the prompt delivery of raw materials used in our production to avoid delays in manufacturing process. We have built and will continue to expand a robust sales and service network across China, by which we complete the vehicle delivery process smoothly and efficiently.

Our ability to effectively grow customer base and attract orders by impactful branding and marketing

Our customer base directly affects the sales volume of our BEVs, which is a key contributor to our financial performance and profitability. Therefore, our sustainable growth in the long term is significantly dependent upon the growth of our sales network and our customer base.

We primarily increase our customer base by offering superior user experience through our BEVs featuring comfort, pleasure and technology. By doing so, we believe we can achieve distinct brand recognition and best-in-class word-of-mouth marketing in a cost-efficient manner. We also rely on our sales and service network to reach to a wide range of audience, which mainly includes direct stores, delivery centers and various online marketing channels. Through our online and offline customer touch points, we stay close with our existing and prospective customers to understand their needs and preferences, enabling us to continuously offer and upgrade competitive products and features. Through our Zeekr APP, we have developed a vibrant and engaged customer community, which effectively increases our customer stickiness and loyalty.

Our investments in technology and talents

Our business success and rapid growth are largely attributable to a strong in-house R&D capabilities, including but not limited to our E-platform, advanced E/E Architecture, proprietary Zeekr OS, as well as FOTA capabilities and autonomous driving solutions. For details, see “Item 4. Information on the Company—4.B. Business Overview—Research and Development.”

These technological strengths help us differentiate our products from those of our peers, and allow us to continuously innovate in a highly competitive industry. Therefore, we have made and will continue to make significant investments into our research and development. We plan to launch next-generation driving technologies through in-house research and development and our collaboration with strategic partners, some of which have industry-leading positions in their fields. For instance, we plan to work with our strategic partners in the field of autonomous driving technologies. For details, see “Item 4. Information on the Company—4.B. Business Overview—Collaboration and Strategic Partnerships—Our Partnership with Third Parties.” In addition, we will further strengthen our research and development to advance the development of battery packs and battery management systems in Ningbo Viridi, as well as the autonomous driving technologies in Zeekr Tech EU.

Our ability to improve operating efficiency

We will keep improving our operating efficiency in all of the key aspects of our business operations, such as research and development, supply chain management, production and sales and marketing. By deepening our R&D capabilities, especially by leveraging SEA, we expect to integrate and streamline the development of various vehicle models rapidly and efficiently. Going forward, we will keep building a diverse and stable supply chain to maintain competitive pricing terms. By working with Geely Group, we intend to continuously strengthen our production capabilities and expand our sales and marketing network cost-efficiently.

Key Components of Results of Operations

The following section presents the key components of our results of operations by the nature of corresponding operating activities for the periods indicated. While we currently use segment financial information to evaluate our overall business and financial performance, we believe that using by-nature financial information facilitates your assessment of our operating and financial performance. You should read this financial information in conjunction with those presented elsewhere under “SEGMENT RESULTS OF OPERATION” and our financial statements included elsewhere in this annual report.

Revenues

The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues
Vehicle sales	19,671,247	61.7	33,911,762	65.6	55,315,306	7,578,166	72.9
Sales of batteries and other components	10,317,822	32.3	14,692,617	28.4	16,793,818	2,300,744	22.1
Research and development service and other services	1,910,379	6.0	3,068,239	6.0	3,803,527	521,081	5.0
Total	31,899,448	100.0	51,672,618	100.0	75,912,651	10,399,991	100.0

We generate revenues from the following business activities:

●	Vehicle sales—We derive revenues from (i) the sales of our electric vehicles, which mainly consists of Zeekr 001, Zeekr 001 FR, Zeekr 009, Zeekr 009 Grand, Zeekr X, Zeekr Upscale Sedan Model, Zeekr 7X and Zeekr Mix; and (ii) a number of products and services provided as a complementary package of vehicle sales, primarily comprising our charging solutions and various after-sales services and value-added services. For details, see “Item 4. Information on the Company—4.B. Business Overview—Charging Solutions” and “Item 4. Information on the Company—4.B. Business Overview—Our Sales and Services—After-sales Services and Value-added Services.”
●	Sales of batteries and other components—A portion of our revenues were generated from the sales of battery packs and other components, such as motors and electric control system products, provided by Ningbo Viridi.

●	Research and development service and other services—The revenues from research and development service and other services are mainly generated from BEV-related R&D services, the licensing revenue from related parties as well as sales of vehicle spare parts.

Cost of revenues

The following table sets forth a breakdown of our cost of revenues, expressed in the absolute amount and as a percentage of our cost of revenues, for the periods indicated.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
Vehicle sales	18,748,155	63.7	28,831,552	64.3	46,665,051	6,393,086	73.5
Sales of batteries and other components	9,226,025	31.4	13,808,131	30.8	14,481,073	1,983,899	22.8
Research and development service and other services	1,453,218	4.9	2,182,405	4.9	2,319,076	317,712	3.7
Total	29,427,398	100.0	44,822,088	100.0	63,465,200	8,694,697	100.0

We primarily incur cost of revenues in relation to the following:

●	Costs relating to vehicle sales, mainly including costs relating to vehicle purchase from the Vehicle Manufacturing Factories on an OEM basis, the costs of those charging piles provided to our customers and reserve for estimated warranty costs;
●	Costs relating to sales of batteries and other components, including (i) purchase of raw materials with respect to battery, motor and electric control system products of Ningbo Viridi, (ii) labor costs and manufacturing overhead, including depreciation of assets associated with the production, and (iii) reserve for estimated warranty costs;
●	Costs relating to research and development service and other services, consisting of payroll compensation in connection with R&D-related personnel, outsourcing service cost, materials, depreciation and amortization of assets associated with our technological services, purchase cost and storage costs of vehicle spare parts.

Research and development expenses

The following table sets forth a breakdown of our R&D expenses during the periods indicated, both in the absolute amount and as a percentage of total research and development expenses for the periods indicated.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Research and development expenses
Outsourcing research and development expenses	2,790,095	51.3	3,591,570	42.9	3,479,095	476,634	35.8
Employee compensation	1,989,224	36.5	3,349,231	40.0	4,603,094	630,622	47.3
Others	667,001	12.2	1,428,406	17.1	1,638,024	224,408	16.9
Total	5,446,320	100.0	8,369,207	100.0	9,720,213	1,331,664	100.0

Our research and development expenses primarily comprise (i) outsourcing research and development expenses, primarily including consultation fees, SEA licensing fee and validation and testing fees, (ii) employee compensation for employees engaged in research, design and development activities, and (iii) other expenses. Costs associated with research and development are expensed as incurred in nature.

We dedicate significant resources towards research and development, and our research and development staff accounted for approximately 43.8%, 44.6% and 43.0% of our total employees as of December 31, 2022, 2023 and 2024, respectively. Our research and development expenses are mainly driven by the stage and scale of our vehicle development and the development of our key software and hardware technologies, as well as the number of our research and development personnel.

Selling, general and administrative expenses

Our selling, general and administrative expenses consist primarily of employee compensation, marketing and promotional expenses, rental and related expenses freight and IT consumable, office supply related expenses and professional services among others.

The following table sets forth a breakdown of our selling, general and administrative expenses during the periods indicated, both in the absolute amount and as a percentage of total selling, general and administrative expenses for the periods indicated.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Selling, general and administrative expenses
Employee compensation	1,541,674	36.3	2,297,230	33.2	3,519,885	482,222	36.5
Marketing and promotional expenses	867,786	20.4	1,802,339	26.0	1,843,876	252,610	19.1
Rental and related expenses	558,074	13.1	998,900	14.4	1,445,261	198,000	15.0
Freight	320,930	7.6	397,203	5.7	543,271	74,428	5.6
Others	956,853	22.6	1,424,889	20.7	2,295,111	314,429	23.8
Total	4,245,317	100.0	6,920,561	100.0	9,647,404	1,321,689	100.0

Other operating income, net

Other operating income, net primarily consists of incomes from non-primary business.

SEGMENT RESULTS OF OPERATION

We report segment information based on the management approach that designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments. We organize our operations into three segments, including ZEEKR Segment, Viridi Segment and ZTE Segment. The following table sets forth the segment results of operation for the periods indicated. Please refer to Note 23 to our combined and consolidated financial statements included elsewhere in this annual report for more details.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Zeekr Segment
Net revenues	20,630,041	35,614,648	58,582,142
Vehicle sales	19,671,247	33,911,762	55,315,306
Sales of other products and services(1)	958,794	1,702,886	3,266,836
Cost of revenues	(19,587,442)	(29,822,710)	(48,633,475)
Segment profit	1,042,599	5,791,938	9,948,667
Number of vehicles delivered	71,941	118,685	222,123
Viridi Segment
Net revenues	12,799,124	18,203,200	18,011,444
Sales of batteries and other components(2)	12,720,479	17,620,328	17,775,769
Research and development services(3)	78,645	582,872	235,675
Cost of revenues	(11,628,709)	(17,248,985)	(15,624,844)
Segment profit	1,170,415	954,215	2,386,600
ZTE Segment
Net revenues(4)	2,439,927	2,259,127	2,350,344
Cost of revenues	(1,958,945)	(1,994.036)	(1,848,630)
Segment profit	480,982	265,091	501,714

Notes:

(1)

Included in revenue recorded by the ZEEKR Segment above, R&D services of RMB53.0 million, nil and RMB530.5 million were provided to Viridi Segment for 2022, 2023 and 2024 respectively, which are eliminated upon consolidation. Sales of other products and services in the ZEEKR Segment consisted of sales of vehicle-related products and services, and provision of R&D services to related parties.

(2)

Included in revenue recorded by the Viridi Segment above, sales of battery packs and components were made to the ZEEKR Factory and the Chengdu Factory for the manufacturing of ZEEKR models on an OEM basis in the amount of RMB2,402.7 million, RMB2,871.0 million and RMB662.1 million for 2022, 2023 and 2024 respectively. And sales of components of RMB56.7million and RMB319.8 million were made to ZEEKR Segment for 2023 and 2024 respectively, which are eliminated upon consolidation. Such sales are considered to be inter-segmental sales that are eliminated upon consolidation.

(3)

Included in revenue recorded by the Viridi Segment above, R&D services of RMB4.6 million, RMB7.2 million and nil were provided to ZEEKR Segment for 2022, 2023 and 2024, respectively, which are eliminated upon consolidation.

(4)

Included in revenue recorded by the ZTE Segment above, R&D services of RMB1,509.3 million, RMB1,469.5 million and RMB1,518.9 million were provided to ZEEKR Segment for 2022, 2023 and 2024, respectively, which are eliminated upon consolidation.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Revenues increased by 46.9% from RMB51,672.6 million in 2023 to RMB75,912.7 million (US$10,400.0 million) in 2024, which was primarily due to:

(i)	Our vehicle sales revenue experienced an increase from RMB33,911.8 million in 2023 to RMB55,315.3 million (US$7,578.2 million) in 2024. The increase in our vehicle sales mainly resulted from the increased delivery volume of our new products. Compared to 118,685 units of Zeekr vehicles we delivered in 2023, we delivered 222,123 units of Zeekr vehicles in 2024. The increase in our vehicle sales revenue was partially offset by the lower average selling price as a result of the changes in product mix and pricing strategy.
(ii)	Our revenue from sales of batteries and other components grew from RMB14,692.6 million in 2023 to RMB16,793.8million (US$2,300.7 million) in 2024. The increase was primarily attributed to robust sales volumes in battery and electric drive systems, coupled with a RMB 1,392.5 million (USD 190.8 million) growth in overseas sales of battery components.
(iii)	During the same periods, the revenue generated from our research and development service and other services increased from RMB3,068.2 million to RMB3,803.5 million (US$521.1 million) The year-over-year increase was mainly due to the increased sales of vehicle spare parts.

Cost of revenues

From 2023 to 2024, our cost of revenues increased by 41.6% from RMB44,822.1 million to RMB63,465.2 million (US$8,694.7 million), respectively. This was primarily due to:

(i)	We had an increase in the cost of revenues associated with vehicle sales in Zeekr Segment from RMB28,831.6 million in 2023 to RMB46,665.1 million (US$6,393.1 million) in 2024, which is in line with more vehicles delivered in 2024 partially offset by the declining average costs in auto parts and other materials.
(ii)	We had an increase in the cost of revenues associated with sales of batteries and other components in Viridi Segment from RMB13,808.1 million in 2023 to RMB14,481.1 million (US$1,983.9 million) in 2024, as Ningbo Viridi delivered more battery packs as well as electric drives.
(iii)	During the same periods, the cost of revenues associated with our research and development service and other services mainly from Zeekr Segment and ZTE Segment increased from RMB2,182.4 million to RMB2,319.1 million (US$317.7 million), which was consistent with the growth trend of vehicle spare parts.

Gross profit, gross profit margin

Our gross profit increased by 81.7% from RMB6,850.5 million in 2023 to RMB12,447.5 million (US$1,705.3 million) in 2024, which was primarily due to (i) an increase in gross profit from vehicle sales from RMB5,080.2 million in 2023 to RMB8,650.3 million (US$1,185.1 million) in 2024; (ii) an increase in gross profit from sales of batteries and other components from RMB884.5 million in 2023 to RMB2,312.7 million (US$316.8 million) in 2024; and (iii) an increase in gross profit from research and development services from RMB885.8 million in 2023 to RMB1,484.5 million (US$203.4 million) in 2024.

Our gross profit margin increased from 13.3% in 2023 to 16.4% 2024. The increase was mainly attributable to the slight growth of our vehicle sales business, which had a higher gross profit margin at 15.6% in 2024.

The gross profit and gross profit margin for Zeekr segment in 2024 was RMB9,948.7 million (US$1,363.0 million) and 17.0%, respectively, compared with RMB5,791.9 million and 16.3% in 2023. The increase was primarily attributed to (i) the increase in delivery volumn of Zeekr vehicles together with changes in pricing strategy to market dynamics and (ii) procurement saving due as the declining average costs in auto parts and other materials.

For Viridi Segment, we recorded RMB954.2 million and RMB2,386.6 million (US$327.0 million) gross profit and recorded gross profit margin of 5.2% and 13.3% in 2023 and 2024, respectively. The increase was primarily due to the growth in overseas sales of battery components, with higher average gross margins.

Our gross profit from ZTE segment increased from RMB265.1 million to RMB501.7 million (US$68.7 million) and the gross profit margin increased from 11.7% to 21.3% in 2023 and 2024, respectively. The increase in both gross profit and gross profit margin can be attributed to the increase sales of research and development services to related parties.

Research and development expenses

Research and development expenses increased by 16.1% from RMB8,369.2 million in 2023 to RMB9,720.2 million (US$1,331.7 million) in 2024. The year-over-year growth was primarily driven by a non-cash share-based compensation expenses recognized for IPO-conditioned rewards that were cumulatively vested upon the Company’s successful IPO during 2024. and increased design and development costs for new products and technologies.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by 39.4% from RMB6,920.6 million in 2023 to RMB9,647.4 million (US$1,321.7 million) in 2024. This increase was in line with business expansion, primarily because (i) our employee compensation increased from RMB2,297.2 million to RMB3,519.9 million (US$482.2 million) in 2023 and 2024, respectively, due to a share-based compensation expenses recognized for IPO-conditioned rewards that were cumulatively vested upon the Company’s successful IPO, and the size of our selling, general and administration team increased from approximately 6,618 members to 7,895 members as of December 31, 2023 and 2024, respectively, to expand our offline channels globally. (ii) our marketing and promotional expense increased from RMB1,802.3 million to RMB1,843.9 million (US$252.6 million) in 2023 and 2024, respectively, mainly due to more frequent marketing and advertising campaign for Zeekr models in China and overseas, and (iii) an increase in the rental and related expense from RMB998.9 million to RMB1,445.2 million (US$198.0 million) in 2023 and 2024, respectively, mainly due to expansion of our offline network.

Other operating income, net

We recorded other operating income, net of RMB459.7 million (US$63.0 million) in 2024, as compared to RMB261.2 million in 2023, primarily due to the increased income of RMB127.9 million from non-primary business, such as income from licensed use of molds and tooling and subscription service.

Loss from operations

As a result of the foregoing, our loss from operations decreased from RMB8,178.1 million in 2023 to RMB6,460.4 million (US$885.1 million) in 2024.

Interest expense

We recorded interest expense of RMB69.9 million (US$9.6 million) in 2024, as compared to RMB256.1 million in 2023, primarily due to the decreased average debt balance from related party loans over the same periods.

Other (expenses)/income, net

We recorded other expenses, net of RMB105.8 million (US$14.5 million) in 2024, compared with other income, net of RMB50.6 million in 2023. This was due to the increase of RMB135.0 million in foreign exchange gain in 2024.

Net loss

As a result of the foregoing, we incurred a net loss of RMB5,790.6 million (US$793.3 million) in 2024, as compared to a net loss of RMB8,264.2 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” beginning on page 103 of our prospectus filed with the Securities and Exchange Commission on May 10, 2024 pursuant to Rule 424(b)(4) under the Securities Act (Securities Act File No. 333-275427) incorporated by reference into this annual report.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. In addition, payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

PRC

The EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, applies a uniform enterprise income tax rate of 25% to both FIEs and domestic enterprises. Certified high and new technology enterprises, or HNTEs, are entitled to a favorable statutory tax rate of 15% from the year as provided on the HNTEs certificate, subject to renewal and re-accreditation every three years. During the three-year period, an HNTE must conduct a self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for the given year. If an HNTE fails to meet the criteria for being an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in the given year, and must instead use the uniform enterprise income tax rate of 25%. Furthermore, the Chinese tax authorities shall also recover the tax incentives that have been enjoyed by such enterprise. Viridi E-Mobility Technology (Ningbo) Co., Ltd., one of our subsidiaries, is certified as an HNTE from 2020 to 2025. Zhejiang ZEEKR Automobile Research & Development Co., Ltd., one of our subsidiaries, had been qualified as HTNE since 2024 and is also entitled to enjoy 15% preferential income tax rate.

Under the EIT Law, dividends generated after January 1, 2008 and payable by an FIE in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or other similar arrangements with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have a tax treaty or tax arrangements with the PRC. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. We did not record any dividend withholding tax, as we have no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementation Rules of the EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operations, personnel, accounting, properties and others of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year. From January 1, 2023, regarding the research and development expenses actually incurred in the course of research and development activities, an extra 100% of the amount of research and development expenses actually incurred is deductible before tax payment, in addition to the deduction of actual expenses as prescribed, provided that the said expenses are not recognized as intangible asset and included in the current profits and losses; if the said expenses have been recognized as an intangible asset, such expenses may be amortized at the rate of 200% of the costs of the intangible assets before tax payment.

Sweden

The statutory Swedish tax rate was 20.6% in 2022, 2023 and 2024.

Netherlands

The statutory Netherlands tax rate was 25.8% in 2023 and 2024.

Recent Accounting Pronouncements

Please refer to Note 3 to our combined and consolidated financial statements included elsewhere in this annual report.

5.B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Our primary sources of liquidity have been through the operation of our business, financial support from our controlling shareholder, bank borrowings and equity financing activities, which have historically been sufficient to meet our working capital, our business needs, in particular our research and development activities, as well as our capital expenditure requirements. As of December 31, 2022, 2023 and 2024, we had cash and cash equivalents and restricted cash of RMB3,754.9 million, RMB4,104.7 million and RMB8,961.7 million (US$1,227.7 million).

Historically, we received financial support from Geely Holding in form of inter-company loans, advances and capital injection. On April 15, 2022, Zhejiang ZEEKR entered into a 10-year loan agreement with Zhejiang Geely Automobile Manufacturing Co., Ltd. in the total principal amount of RMB9.7 billion to supplement our working capital, and we have no outstanding balance as of December 31, 2024. On November 30, 2022, our subsidiary Ningbo Viridi entered into another 10-year loan with Zhejiang Geely Automobile Manufacturing Co., Ltd. in the total principal amount of RMB1.6 billion to supplement its working capital, and we have no outstanding balance as of December 31, 2024. As of December 31, 2024, we have obtained term loan credit facilities in the total principal amount of RMB27.6 billion from 18 commercial banks, in which RMB14.6 billion is unused. We are also proactively seeking capital resources from other sources, such as independent financing from other financial institutions which we are able to obtain.

We believe that our existing cash and cash equivalents, anticipated cash flow from operations and supplemented with available credit facilities, considering the funding requirements for the acquisition of Lynk & Co, will be sufficient to meet our anticipated working capital requirements, and capital expenditures in the ordinary course of business for the next 12 months.

We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods presented.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in)/provided by operating activities	(3,523,597)	2,275,333	3,199,256	438,296
Net cash used in investing activities	(2,006,947)	(1,958,752)	(923,886)	(126,570)
Net cash provided by/(used in) financing activities	5,373,325	(2,683)	2,623,078	359,360
Net (decrease)/increase in cash, cash equivalents and restricted cash	(157,219)	313,898	4,898,448	671,086
Cash, cash equivalents and restricted cash at beginning of year	3,897,966	3,754,904	4,104,749	562,348
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,157	35,947	(41,545)	(5,693)
Cash, cash equivalents and restricted cash at end of year	3,754,904	4,104,749	8,961,652	1,227,741

Operating Activities

Net cash provided by operating activities was RMB3,199.3 million (US$438.3 million) in 2024, primarily due to net loss of RMB5,790.6 million (US$793.3 million), adjusted for non-cash operating activities of (i) depreciation and amortization of RMB945.0 million (US$129.5 million), (ii) share-based compensation of RMB1,076.6 million (US$147.5 million), and adjusted for (iii) investment income of RMB727.0 million (US$99.6 million) and (iv) return on long-term investments of RMB90.8 million (US$12.4 million). The amount was further adjusted by changes in operating assets and liabilities that had a positive effect on cash flow, including primarily (i) an increase in accruals and other current liabilities of RMB2,339.8 million (US$320.6 million), (ii) a decrease in amounts due to related parties of RMB1,872.2 million (US$ 256.5 million) and (iii) an increase in notes payable and others of RMB7,485.7 million (US$1,025.5 million), primarily including the notes payable to related-party suppliers of vehicles and third-party suppliers of battery cells and modules, reflecting the growth of Zeekr’s and Ningbo Viridi’s business, respectively.

Net cash provided by operating activities was RMB2,275.3 million in 2023, primarily due to net loss of RMB8,264.2 million, adjusted for non-cash operating activities of: (i) depreciation and amortization of RMB618.2 million, (ii) share-based compensation of RMB135.6 million, and (iii) share of income in equity method investments of RMB86.8 million. The amount was further adjusted by changes in operating assets and liabilities that had a positive effect on cash flow, including primarily (i) an increase in amounts due to related parties of RMB8,482.8 million, which was primarily due to the increase in amounts payable to related parties in relation to our vehicle manufacturing, driven by the increase of our vehicle sales, and (ii) an increase in notes payable of RMB4,001.2 million, primarily including the notes payable to related-party suppliers of vehicles and third-party suppliers of battery cells and modules, reflecting the growth of Zeekr’s and Ningbo Viridi’s business, respectively.

Net cash used in operating activities was RMB3,523.6 million in 2022, primarily due to net loss of RMB7,655.1 million, adjusted for non-cash operating activities of: (i) share-based compensation of RMB211.2 million, (ii) depreciation and amortization of RMB239.1 million, and (iii) share of loss in equity method investments of RMB172.8 million. The amount was further adjusted by changes in operating assets and liabilities that had a positive effect on cash flow, including primarily (i) an increase in accounts payable of RMB2,139.4 million, (ii) an increase in notes payable of RMB1,503.7 million, both of which was related to the increased amounts payable to related-party suppliers of vehicles and third-party suppliers of battery cells and modules, which, in turn, was respectively driven by the growth of Zeekr’s and Ningbo Viridi’s business, and (iii) an increase in amounts due to related parties of RMB3,986.5 million, which was primarily due to increases in amounts payable to related parties in related to our vehicle manufacturing, partially offset by (i) an increase in amounts due from related parties of RMB2,292.2 million due to an increase in sales of batteries and other components to related parties, and (ii) an increase in inventories of RMB1,950.7 million, which was primarily due to the expansion of Ningbo Viridi’s business.

Investing Activities

Net cash used in investing activities in 2024 was RMB923.9 million (US$126.6 million), which was primarily attributable to (i) purchases of property, plant and equipment of RMB1,273.3 million (US$174.4 million), primarily due to the increase of leasehold improvement for Zeekr retail stores, production facilities for battery modules, battery pack and electric drive equipment, as well as the mold for vehicle models, (ii) purchase of intangible assets of RMB430.7 million (US$59.0 million), attributable to the purchase of outsourced software, partially offset by the payment received from disposal of long-term investments of RMB536.0 million (US$73.4 million).

Net cash used in investing activities in 2023 was RMB1,958.8 million, which was primarily attributable to (i) purchases of property, plant and equipment of RMB1,568.7 million, primarily due to the increase of leasehold improvement for Zeekr retail stores, as well as production facilities for battery modules, battery pack and electric drive equipment, (ii) purchase of intangible assets of RMB344.7 million, attributable to the purchase of outsourced software, and (iii) the payment for loan to related parties of RMB100.0 million.

Net cash used in investing activities in 2022 was RMB2,006.9 million, which was primarily attributable to (i) purchases of property, plant and equipment of RMB838.1 million, primarily due to increase of leasehold improvement for production facilities and Zeekr retail stores, and purchase of electronic devices and office equipment, and (ii) payment for reorganization of RMB708.6 million, due to our acquisition of Zeekr Tech EU, partially offset by proceeds from disposal of long term investments of RMB9.0 million.

Financing Activities

Net cash used in financing activities in 2024 was RMB2,623.1 million (US$359.4 million), which was primarily attributable to (i) proceeds from initial public offering of RMB3,465.3 million (US$474.8 million), (ii) Proceeds from related party loans of RMB3,000.0 million (US$411.0 million) and (iii) repayment of related party loans of RMB4,100.0 million (US$561.7 million).

Net cash used in financing activities in 2023 was RMB2.7 million, which was primarily attributable to repayment of related party loans of RMB5,375.7 million, offset by proceeds from issuance of preferred shares of RMB5,373.0 million.

Net cash provided by financing activities in 2022 was RMB5,373.3 million, which was primarily attributable to (i) proceeds from related party loans from a subsidiary of Geely Holding of RMB7,800.0 million, and (ii) proceeds from issuance of preferred shares of RMB1,268.4 million, partially offset by repayment of related party loans of RMB3,090.7 million.

Capital Expenditures

We made capital expenditures of RMB919.5 million, RMB1,913.4 million and RMB1,715.4 million in 2022, 2023 and 2024, respectively. In these periods, our capital expenditures were used primarily for our property, plant and equipment, as well as facilities related to sales and marketing activities. Going forward, we expect to make capital expenditures primarily on properties and manufacturing facilities related to Ningbo Viridi and leasehold improvements for our retail stores. Other than what have been included in the capital commitments and contractual obligations discussed below, we do not expect to incur material costs to accomplish these goals.

Commitments

Our capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the combined and consolidated financial statements as of December 31, 2024 were as follows:

	Payment due by period
			Less than 1
	Total		year	1 – 3 years	4 – 5 years	Over 5 years

	RMB	US$	RMB

	(in thousands)
Capital expenditure commitments	125,361	17,174	36,483	88,878	—	—

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by period
	(RMB in thousands)
					Over 5
	Total	Less than 1 year	1 – 3 years	4 – 5 years	years
Operating lease obligations	2,385,974	751,953	826,690	383,382	423,949
Short-term and long-term bank borrowing	444,480	30,300	414,180	—	—
Interest on bank borrowings	18,110	13,056	5,054	—	—
Capital expenditure commitments	125,361	36,483	88,878	—	—
Total	2,973,925	831,792	1,334,802	383,382	423,949

In August 2021, we entered into the Sustainable Experience Architecture License Agreement with Geely Holding. In August 2022, February 2023 and January 2024, we entered into the Zeekr Factory Cooperation Framework Agreement with Geely Holding and the Chengdu Factory Cooperation Framework Agreement and Meishan Factory Cooperation Framework Agreement with Geely Group, respectively. In May 2024, we entered into the Chunxiao Factory Cooperation Framework Agreement with Geely Group.

We have contractual obligations to make future payments to Geely Group under the aforementioned agreements or arrangement on the usage of SEA as well as the OEM manufacturing with the Vehicle Manufacturing Factories. We have not included these in the table above because the amounts of these obligations are not fixed or determinable. For details of these collaborations, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2024.

Off-Balance Sheet Arrangements

We entered into foreign currency forward contracts to protect us against the volatility of future cash flows caused by the changes in foreign exchange rates between RMB and EUR. The notional amount under those forward contracts was EUR53.0 million as of December 31, 2024, and those contracts have expired or will expire, as the case may be, during the period from January 2025 to May 2025. Other than the foregoing, we have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

5.C.	Research and Development

We have strong in-house technological capabilities focusing on electrification and intelligentization. Our in-house design, engineering and R&D enable us to achieve high product development efficiency and rapid product iteration, as well as to provide engineering services to external parties. Leveraging our in-house E/E Architecture design and operating system, Zeekr OS, we continuously update our BEV functions through effective and efficient FOTA. We deploy into our BEVs with cutting-edge autonomous driving technology by world-leading players, and have also announced our plan to integrate NVIDIA DRIVE Thor, the 2,000 TOPS AV superchip, into our centralized vehicle computer for our next generation intelligent BEV. We also offer intelligent cockpit to deliver interactive, immersive and enjoyable driving experiences. See “Item 4. Information on the Company—4.B. Business Overview—Research and Development” and “Item 4. Information on the Company—4.B. Business Overview—Intellectual Property.”

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Critical Accounting Estimates

We prepare our combined and consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets and liabilities at the dates of the balance sheets, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Revenue recognition

Vehicle sales

We generate revenue from sales of vehicles together with a number of embedded products and services through a series of contracts. There are multiple distinct performance obligations including sale of the vehicle, charging piles, vehicle lifetime internet connectivity, lifetime roadside assistance, extended lifetime warranty, lifetime free maintenance, car service plan and lifetime free charging which are accounted for in accordance with Accounting Standards Codification (“ASC”) 606, Revenue From Contracts With Customers, or ASC 606.

For these arrangements, we generally determine standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. Alternatively, if no corresponding service provided to customers separately, we use a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering the our pricing policies and practices, and the data utilized in making pricing decisions.

We follow the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that vehicle lifetime internet connectivity and lifetime roadside assistance, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these services will be very limited. Considering the qualitative assessment and the result of the quantitative estimate, we concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 1% of the contract price.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. A decrease/increase by 5% in our assumptions relating to the estimated standalone selling prices based on cost and margin while holding other assumptions constant, would not have a significant impact to our combined and consolidated results.

Certain initial buyers are entitled to extended warranty lifetime roadside assistance and lifetime free charging. Given limited operating history relating to the sales of our vehicles, revenues related to lifetime free charging, lifetime free maintenance, car service plan and extended lifetime warranty is recognized over time based on a straight-line method over the estimated benefit period the customer enjoys, which is determined based on the periods of the vehicle that is been hold by the initial owner. We do not expect a change in the estimated useful life of the vehicles would have a significant impact to our combined and consolidated results.

Share-based compensation

We account for share options and restricted share units granted to employees, directors, and nonemployees under ASC 718, “Stock Compensation.”

Share-based awards that are subject to both the service period and performance condition, including Company-level performance target and the Selected Participant’s performance, occurrence of a Qualified IPO, are measured at the grant date fair value.

We have made an estimate of expected forfeitures and recognize share-based compensation expenses based on the target number of ordinary shares that may be earned pursuant to the award. A change in 5% in the estimated forfeiture rate while holding all other assumptions constant, would not have a significant impact to our combined and consolidated results.

Prior to our consummation of IPO in May 2024, the fair value of the share options and restricted share units granted is determined with the assistance of an independent valuation specialist using widely accepted valuation techniques, including the use of binomial option pricing model for valuation of share options. Following the consummation of IPO, fair value for our restricted share units is based on our New York Stock Exchange closing stock price at the date of the grant.

Certain of our employees also enjoyed the share options and restricted share units granted by Geely Auto. We estimate the fair value of share options granted by Geely Auto using binomial option pricing model. The following table presents the assumptions used to estimate the fair values of the share options granted:

	Year Ended		Year Ended
	December 31,		December 31,
	2021		2023
Grant date fair value of the underlying share (HKD per share)	31.2		9.34
Exercise Price (HKD per share)	32.7		9.56
Expected term	7	years	8	years
Expected volatility	48.66%		46.20%
Expected dividend yield	2%		1.49%
Risk free rate	0.55%		3.74%
Exercise multiple	2.8		1.5
Expected forfeit rate	8.3%		7.0%

1)	Grant date fair value of the underlying share

Closing price of ordinary share of Geely Auto as traded on the Hong Kong Stock Exchange

2)	Expected volatility

Expected volatility is assumed based on the historical volatility of Geely Auto in the period equal to the expected life of the grant.

3)	Expected Term

The expected term was the life of options extracted from option agreements.

4)	Risk-free rate

Risk-free rate was estimated based on yield curve of Hong Kong Government Debt yield as at the grant date.

5)	Expected dividend yield

The expected dividend yield was estimated by Geely Auto based on its expected dividend policy over the expected term of the options.

6)	Exercise multiple

Assumption on exercise multiple is made with reference to academic research.

7)	Expected forfeiture rate (per annum):

Employee forfeiture rate was estimated by the management using employee resignation statistics.

Product warranties

We provide standard product warranties on all new vehicles and batteries and other components. We accrue a warranty reserve for the products, which includes best estimates of projected costs to repair or replace items under warranties or recalls if identified, factoring into estimated claims under the manufacture warranty provided by the manufacturing factories. No recall has been identified as of the reporting date. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims borne by us. These estimates are inherently uncertain given our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. We reevaluate the adequacy of the warranty accrual on a regular basis. Our estimated warranty provision for the year ended December 31, 2024 amounted to RMB501.9 million, and we recorded a warranty liability of RMB723.9 million as of December 31, 2024. A material change to any these estimates would have a material impact to our combined and consolidated result of operations.

Income Taxes

Current income taxes are provided on the basis of net income (loss) for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. We establish a valuation allowance against deferred tax assets to the extent we believe that recovery is not likely.

In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the combined and consolidated statements of operations become deductible expenses under applicable income tax laws, or loss or credit carryforwards are utilized. As we estimate the allowance for deferred tax assets by considering if sufficient future taxable income will be generated to utilize the existing deferred tax assets, it can be altered if we change our forecasts of future profitability.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers.

Directors and Executive Officers	Age	Position/Title
Shufu Li	61	Director, Founder, Chairman
Conghui An	54	Director, Co-founder, Chief Executive Officer
Donghui Li	54	Director, Co-founder
Shengyue Gui	61	Director, Co-founder
Stephen Brown Davis	67	Independent Director
Miguel A. Lopez Ben	65	Independent Director
Michael David Ricks	64	Independent Director
Yun Xu	44	Vice President
Jing Yuan	40	Chief Financial Officer
Yuhui Zhao	53	Vice President
Ling Zhu	45	Vice President

Shufu Li founded our company and currently serves as our chairman. Mr. Li is a successful serial entrepreneur who has over 35 years of investment and management experience in the automobile manufacturing business in China. Mr. Li is currently the chairman of the board of director of Geely Holding, the chairman of the board of directors and an executive director of Geely Auto (HKEX: 0175) and the chairman of the board of director of Volvo Car Corporation (STO: VOLVB). Mr. Li was named as one of the “50 Most Influential Persons in China’s Automotive Industry in the 50 Years” by China Automotive News in 2003. Mr. Li obtained a bachelor’s degree in management engineering from Harbin University of Science and Technology and a master’s degree in engineering from Yan Shan University in 2005.

Conghui An co-founded our company and currently serves as our director and chief executive officer. Mr. An was an executive director of Geely Auto (HKEX: 0175) from December 2011 to May 2024. Prior to that, Mr. An was a vice president of Geely Holding from 2003 to 2011, and has been appointed as the president of Geely Holding since December 2011. Mr. An has extensive professional knowledge and senior managerial experience in the automotive industry, particularly in the field of automotive engineering. Mr. An joined Geely Holding in 1996 after graduation from Hubei University of Economic and Management with a diploma in contemporary accounting. Since then, Mr. An has held various key positions in Geely Holding, including chief engineering officer and general manager.

Donghui Li co-founded our company and currently serves as our director. Mr. Li currently serves as the vice chairman of the board of directors and an executive director of Geely Auto (HKEX: 0175). Mr. Li has been an executive vice president and chief financial officer of Geely Holding since June 2016, and he was appointed as chief executive officer of Geely Holding in November 2020. Mr. Li has accumulated substantial executive management experience from years of working at several domestic enterprises and sino-foreign joint ventures, especially in corporate management, strategic planning, investment, financial management, and cross-border M&A and cooperation. Mr. Li currently serves as a director of Volvo Car Corporation (STO: VOLVB), a director of Polestar Automotive Holding UK PLC (NASDAQ: PSNY), and an independent non-executive director of YTO Express (International) Holdings Limited (HKEX: 6123, SHSE: 600123). Mr. Li obtained a bachelor’s degree in philosophy in 1991 from the Renmin University of China. Mr. Li obtained a master’s degree in business administration in 2010 from the Kelley School of Business of Indiana University in the United States and a master’s degree in management engineering from the Beijing Institute of Machinery Industry in 1997.

Shengyue Gui co-founded our company and currently serves as our director. Mr. Gui joined Geely Auto (HKEX: 0175) in June 2005 and served as an executive director, and has served as the chief executive officer of Geely Auto since February 2006. Mr. Gui has over 33 years of experience in administration and project management. Mr. Gui obtained a bachelor’s of science in mechanical engineering from Xi’an Jiaotong University in 1985 and a master’s degree in business administration from University of San Francisco in 1993.

Stephen Brown Davis has served as our director since May 2024. Currently, Mr. Davis serves as a senior advisor and director at the Bill & Melinda Gates Foundation and a lecturer at Stanford University Graduate School of Business. Prior to joining us, Mr. Davis also served as the president and chief executive officer at PATH, an international nongovernmental organization in global health innovations, the director of social innovation at McKinsey & Company, and the chief executive officer of Corbis, a digital media pioneer. Mr. Davis obtained the juris doctor degree from Columbia University School of Law in 1988., and undergraduate degree from Princeton University

Miguel A. Lopez Ben was appointed as our independent director with effect from the IPO date of our Company. Mr. Lopez Ben was recently the chief financial officer at Ribbon Communications (NASDAQ: RBBN) from June 2020 to November 2024. Previously, Mr. Lopez Ben served as chief financial officer and chief accounting officer of Vista Outdoor (NYSE: VSTO), chief financial officer of Veritas Technologies, and chief financial officer of Harris Corp (NYSE:LHX). Mr. Lopez Ben obtained his master’s degree in business administration in the field of finance from University of Chicago in 1984.

Michael David Ricks has served as our director since May 2024. Currently, Mr. Ricks is the managing partner of PacificPine Group Inc., the co-founder, chief financial officer and head of business strategy of EdgeNectar, Inc., and an independent director of iconectiv LLC. He previously was the managing director of MX Capital Partners Ltd., the chief executive officer of Investor Growth Capital Asia Ltd., and the president and chief executive officer of Ericsson China Ltd. Mr. Ricks obtained the degree of master of business administration from University of Chicago Booth School of Business in 2000.

Yun Xu has served as our vice president since April 2021. Ms. Xu has more than 18 years’ experience in the automotive industry. Ms. Xu was responsible for sales at Shanghai Launch Automotive Design Co. Ltd. from July 2003 to July 2012. Ms. Xu joined Geely Auto (HKEX: 0175) in August 2012 and served at Zhejiang Geely Automobile Research Institute Co., Ltd. as deputy project director from August 2012 to August 2017. Subsequently, she served as the platform manager of Geely Automobile Research Institute (Ningbo) Co., Ltd. from August 2017 to April 2021. Ms. Xu obtained a bachelor’s degree in industrial design from Donghua University in 2003.

Jing Yuan has served as our chief financial officer since April 2021. Mr. Yuan has extensive experience in investment banking and the automotive industry through advising clients engaged in the automotive industry on capital markets transactions. Prior to joining us, Mr. Yuan held various positions in the investing banking industry and automotive industry, and his last position was an executive director at UBS investment bank. Mr. Yuan obtained a bachelor’s degree in international trade and economy from Xiamen University in 2006 and a master of science degree in management from Imperial College London in 2007.

Yuhui Zhao has served as our vice president since April 2021. Prior to joining us, Mr. Zhao served as a vice president at NIO Inc. (NYSE: NIO, HKEX: 9866, SGX: NIO) from March 2017 to April 2019. During his term at NIO, Inc., Mr. Zhao was responsible for the operation of customer centers for ES6 and ES8, two electric vehicles sold by NIO, Inc. Mr. Zhao served as the general manager of user center at an affiliate of Great Wall Motor Company Limited (HKEX: 2333, SHSE: 601633) from March 2020 to September 2020. Mr. Zhao joined Geely Auto (HKEX: 0175) in March 2021. Mr. Zhao obtained his bachelor’s degree in food science and engineering from Harbin University of Commerce in 1994 and obtained his master’s degree in executive management business administration from Tsinghua University in 2012.

Dr. Ling Zhu has served as our vice president since April 2021. Dr. Zhu joined Geely Auto (HKEX: 0175) in 2014, and served as the vice president of Lynk & Co Brand Institute in Ningbo Geely Automobile Research& Development Co., Ltd from 2017 to 2021. Dr. Zhu has over 14 years of experience in the automotive industry. Dr. Zhu served as a research assistant at the Midwest Roadside Safety Facility (MwRSF) in the United States from 2007 to 2009, a senior engineer of Kineticorp LLC in the United States from 2009 to 2010, the platform director of Anhui Jianghuai Automobile Group Corp., Ltd. (SHSE: 600418) from 2011 to 2014 and a postdoctoral fellow at CATARC (Tianjin) Automotive Engineering Research Institute Co., Ltd. and Tianjin University from 2017 to 2019. Dr. Zhu received his bachelor’s degree in civil engineering from Nanjing University of Science and Technology in 2001. Dr. Zhu received his first master’s degree in engineering mechanics from Zhejiang University in 2004, and his second master’s degree in mechanical engineering and a Ph.D. degree in mechanical engineering from University of Nebraska-Lincoln in 2008 and 2009, respectively.

6.B.	Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB15.3 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Equity Inventive Plan

2021 Share Incentive Plan

In August 2021, our board of directors and members approved an equity incentive plan, which we refer to as the 2021 Plan, to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of the Company’s shareholders generally.

Under the 2021 Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, will not exceed 150,000,000 shares, which have been reserved for issuance pursuant to the 2021 Plan accordingly. As of December 31, 2024, 64,633,894 restricted share units, or RSUs, under the 2021 Plan have been granted and remain outstanding, excluding RSUs that were canceled after the relevant grant dates.

The following paragraphs summarize the key terms of the 2021 Plan.

Types of Awards.  The 2021 Plan permits the awards of award of any restricted shares, RSU, other types of share incentive, or any combination thereof.

Plan Administration.  The 2021 Plan shall be administered by the chief executive officer, or any member(s) of the Board or officer(s) whom the Board has delegated its authority to act as the Administrator, or the Administrator, in accordance with the terms and conditions of the 2021 Plan.

Eligibility.  Equity awards authorized under the 2021 Plan may be granted to an officer (whether or not a director), employee, or consultant from us or any of our affiliates, or any other individual as designated and approved by the Administrator.

Conditions of Award.  The Administrator shall determine the terms, and conditions of each award including, but not limited to, the exercise price, the time or times when awards may be vested, issued or exercised as the case may be (which may be based on performance criteria), the times at which ordinary shares are issuable under a RSU, whether any Award may be paid in cash or ordinary shares, any rules for tolling the vesting of Awards upon an authorized leave of absence, any vesting acceleration or waiver of cancellation restrictions, and any restriction or limitation regarding any Awards or the ordinary shares relating thereto.

Transfer Restrictions.  Unless otherwise expressly provided in the 2021 Plan, by applicable law and by the award agreement, no award and no right under any such award shall be assignable, alienable, saleable or transferable by a grantee otherwise than by will or by the laws of descent and distribution, except the transferee is the Company.

Amendment of the Public Company Plan.  The 2021 Plan may be altered in any respect by a resolution of the Board, provided that no such alteration shall operate to adversely affect any subsisting rights of any participant except with the consent in writing of participant is obtained amounting to three-fourths in nominal value of all awards granted and outstanding on that date.

Term of the 2021 Plan.  The 2021 Plan shall become effective when the board of directors approved the 2021 Plan, and shall be terminated by the board of directors provided that such termination shall not affect any subsisting rights of any participant.

The following table summarizes, as of December 31, 2024, the number of ordinary shares under the equity awards that we granted to our directors and executive officers:

	Ordinary Shares	Exercise Price or
	Underlying Equity	Purchase Price
	Awards Granted	(US$/Share)	Date of Grant(1)	Date of Expiration
Shufu Li	—	—	—	—
Conghui An	—	—	—	—
Donghui Li	—	—	—	—
Shengyue Gui	—	—	—	—
Stephen Brown Davis	*	0.0002	May 10, 2024	December 31, 2030
Miguel A. Lopez Ben	*	0.0002	May 10, 2024	December 31, 2030
Michael David Ricks	*	0.0002	May 10, 2024	December 31, 2030
Yun Xu	*	0.0002	August 20, 2021	December 31, 2030
Jing Yuan	*	0.0002	August 20, 2021	December 31, 2030
Yuhui Zhao	*	0.0002	August 20, 2021	December 31, 2030
Ling Zhu	*	0.0002	August 20, 2021	December 31, 2030
All directors and executive officers as a group	5,825,600	0.0002

*The shares held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)	Certain awards shown in this table were issued under the 2021 Plan to replace the awards previously granted to such individuals under the previous share incentive plans.

As of December 31, 2024, our employees and other qualified individuals other than our directors and executive officers as a group held a total of 103,861,995 RSUs granted under the 2021 Plan.

Geely Auto Option Plan

Certain of our employees were granted with share options of Geely Auto by Geely Auto (“Geely Auto Option Plan”). Some of these employees were transferred from Geely Group to our company, and their share option agreement continued to be in effect after the transfer, provided that these employees continued their employment within subsidiaries of Geely Auto. We measure such options at their grant date fair value and recognize as compensation cost with a corresponding amount recorded in additional paid-in capital. The options under Geely Auto Option Plan are generally scheduled to be vested over six to seven years. As of December 31, 2024, 61,917,250 options held by our employees under the Geely Auto Option Plan were outstanding.

Geely Auto RSU Plan

Certain of our employees were granted with Geely Auto’s RSUs by Geely Auto (“Geely Auto RSU Plan”). Some of these employees were transferred from Geely Group to our company, and their unvested RSUs continued to be in effect after the transfer, provided that these employees continued their employment within subsidiaries of Geely Auto. The Geely Auto RSU Plan contains service condition and vesting conditions related to the operation results of the Geely Auto and the grantee’s individual performance. We measure the RSUs under Geely Auto Option Plan at their grant date fair value and recognize as compensation cost with a corresponding amount recorded in additional paid-in capital. Such RSUs are generally scheduled to be vested over four years and the compensation cost is recognized on an accelerated basis as though each 25% vesting portion of the RSUs was a separate award. As of December 31, 2024, 2,445,000 RSUs held by our employees under the Geely Auto RSU Plan were unvested.

6.C.	Board Practices

Board of directors

Our board of directors consists of seven directors, including three independent directors, namely Stephen Brown Davis, Miguel A. Lopez Ben and Michael David Ricks. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee, a nominating committee and a sustainability committee under our board of directors immediately and adopt a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Miguel A. Lopez Ben, Stephen Brown Davis and Michael David Ricks, and is chaired by Miguel A. Lopez Ben. We have determined that each of Miguel A. Lopez Ben, Stephen Brown Davis and Michael David Ricks satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Miguel A. Lopez Ben qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	the appointment, compensation, retention, termination, and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company;
●	pre-approving the audit services and non-audit services to be provided by our independent auditor;
●	at least annually (i) obtaining and reviewing a report or reports from our independent auditor, (ii) reviewing and evaluating the lead audit partner of the independent auditor team(s), as well as other senior members, (iii) confirming, evaluating and considering the rotation of the independent auditor and audit partners on the audit engagement team as required by law, and (v) obtaining the opinion of management and the internal auditors of the independent auditor’s performance;
●	at least annually (i) evaluating the performance, responsibilities, budget and staffing of our internal audit function and reviewing and approving the internal audit plan, and evaluating the performance of the senior officer and employees responsible for the internal audit function of our company, and (ii) making recommendations to the Board and/or management regarding the responsibilities, retention or termination of such officers and employees;
●	reviewing, discussing and approving our annual reports on Form 20-F, quarterly and interim earnings releases or other applicable filings with SEC or other applicable authorities (including the financial statements and data disclosed therein);

●	reviewing with management, the internal auditors and the independent auditor other material issues, materials, transactions and policies, including but not limited to analyses or written communications prepared by management and/or the independent auditor, the critical accounting policies and practices of our company, the effect of major transactions or major issues regarding accounting principles and financial statement presentations;
●	reviewing our disclosure controls and procedures and internal control over financial reporting, policies and practices with respect to risk assessment and risk management;
●	reviewing and assessing the adequacy of its committee charter periodically and recommend any proposed changes to the board; and
●	reviewing and approving all related party transactions.

Compensation Committee.  Our compensation committee consists of Donghui Li, Conghui An, Miguel A. Lopez Ben and Michael David Ricks and is chaired by Donghui Li. We have determined that each of Miguel A. Lopez Ben and Michael David Ricks satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NYSE. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving the compensation of each of our executive officers;
●	periodically reviewing our management succession planning, including policies for executive officers’ selection and succession in the event of the incapacitation, retirement or removal of the executive officers, and evaluations of, and development plans for, any potential successors to the executive officers;
●	reviewing and submitting for board’s approval of our executive compensation and benefits policies generally;
●	periodically reviewing and assessing the adequacy of the committee charter and recommending any proposed changes to the board for approval; and
●	reviewing and assessing risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on our company.

Nominating Committee.  Our nominating committee consists of Shengyue Gui, Donghui Li, Stephen Brown Davis and Michael David Ricks, and is chaired by Shengyue Gui. We have determined that Stephen Brown Davis and Michael David Ricks satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NYSE. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating committee is responsible for, among other things:

●	overseeing searches for and identify qualified individuals for membership on the board and recommending individuals for membership on the board and its committees for approval by the board and/or the shareholders, if applicable;
●	at least annually leading the board in a self-evaluation to determine whether it and its committees are functioning effectively, and reviewing the evaluations prepared by each board committee of such committee’s performance and consider any recommendations for proposed changes to the board;
●	reviewing and approving compensation (including equity-based compensation) for our directors;
●	overseeing an orientation and continuing education program for our directors; and
●	evaluating its own performance and report to the board on such evaluation, and periodically reviewing and assessing the adequacy of its committee charter and recommend any proposed changes to the board for approval.

Sustainability Committee.  Our sustainability committee consists of Conghui An, Stephen Brown Davis and Michael David Ricks, and is chaired by Conghui An. The sustainability committee assists the board of directors in overseeing the environmental, social and governance (“ESG”) matters relevant to our business activities. The sustainability committee is responsible for, among other things:

●	consider the current and emerging ESG matters that may affect the business, operations or reputation of our company;
●	analyze the risks and opportunities regarding ESG matters that are of strategic significance to our company;
●	develop the strategies, policies and initiatives regarding ESG matters;
●	design the plans, goals and objectives for ESG matters and monitor our progress towards such goals and objectives;
●	oversee the integration of policies regarding ESG matters into business operations;
●	oversee our reporting standards in relation to ESG matters;
●	review proposed disclosures or statements to be made on key ESG matters; and
●	shape communications with employees, investors and other stakeholders regarding ESG matters.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our memorandum and articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ general meetings and reporting its work to shareholders at such meetings, (ii) declaring and paying interim dividends or recommending final dividends in accordance with the respective rights of the shareholders, (iii) appointing and removing any person as officers, secretary or to any office that may be required for the period and on the terms as the directors think fit, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors may, if he wishes, exercise a casting vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution. A director may at any time resign office or retire from office by giving notice in writing, among others. Without prejudice to the foregoing, a director’s office shall be terminated if, among other things, the director (i) is prohibited by the law of the Cayman Islands from acting as a director; (ii) is made bankrupt or makes an arrangement or composition with his creditors generally; (iii) resigns his office by notice to our company; (iv) only held office as a director for a fixed term and such term expires; (v) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (viii) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

Interested Transactions

A director may, subject to the memorandum and articles of association or to any separate requirement for audit committee approval under applicable law or applicable NYSE rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

6.D.	Employees

As of December 31, 2022, 2023 and 2024, we had 12,955, 16,645 and 17,439 employees, respectively. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2024.

	Number of	Percentage
Function	Employees	(%)
China
Research and Development	6,759	38.8
Sales and Marketing	6,965	39.9
Manufacturing	2,052	11.8
General and Administrative	761	4.4
Europe
Research and Development	733	4.2
Sales and Marketing	158	0.9
U.S.
Sales and Marketing	11	0.1
Total	17,439	100.0

As of December 31, 2024, 16,537 of our employees were based in mainland China, and 902 of our employees were based in overseas markets, such as Europe and the U.S. All of the overseas research and development staff are those engaged by Zeekr Tech EU in Sweden.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team. As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the national or local government regulations from time to time. In addition, we generally enter into standard employment agreements containing confidentiality, intellectual property and noncompete provisions with our employees. The non-compete restricted period typically expires by an agreed period after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of February 28, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 2,541,971,138 ordinary shares as of February 28, 2025, which excludes 41,375,116 ordinary shares that were deemed issued but not outstanding in relation to the Issuer’s 2021 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned		Voting Power
	Number	%**	%***
Directors and Executive Officers†
Shufu Li(1)	1,950,996,860	76.8	76.8
Conghui An(2)	68,000,000	2.7	2.7
Donghui Li	*	*	*
Shengyue Gui	*	*	*
Stephen Brown Davis	*	*	*
Miguel A. Lopez Ben	*	*	*
Michael David Ricks	*	*	*
Yun Xu	*	*	*
Jing Yuan	*	*	*
Yuhui Zhao	*	*	*
Ling Zhu	*	*	*
All directors and executive officers as a group	2,054,822,460	80.7	80.7
Principal Shareholders:
Luckview Group Limited(3)	1,668,996,860	65.7	65.7
GHGK Innovation Limited(4)	222,000,000	8.7	8.7
*	Less than 1% of our total outstanding shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 2,541,971,138 ordinary shares, being the number of ordinary shares issued and outstanding as of February 28, 2025, and (ii) the number of ordinary shares underlying share options (if any) held by such person or group that are exercisable within 60 days after February 28, 2025.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares.

†	The address of our directors and executive officers is Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang, People’s Republic of China.

(1)	Represents (i) 1,668,996,860 ordinary shares held by Luckview Group Limited, a limited company incorporated in British Virgin Islands wholly owned by Geely Auto, a Cayman Islands incorporated company with limited liability and listed on the Stock Exchange of Hong Kong under stock code “0175,” over which Shufu Li exercises control power, (ii) 222,000,000 ordinary shares held by GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd., a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest, and (iii) 60,000,000 ordinary shares held by GAGK Innovation Limited, a British Virgin Islands company with limited liability and wholly owned by Ningbo Jiqi Jichuang Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd. Shufu Li disclaims beneficial ownership to the ordinary shares held by Luckview Group Limited, GHGK Innovation Limited and GAGK Innovation Limited except to the extent of his pecuniary interest in such ordinary shares.
(2)	Represents 68,000,000 ordinary shares held by ACH Technology Holding Limited, a British Virgin Islands company with limited liability wholly owned by Conghui An. The business address of ACH Technology Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(3)	Represents 1,668,996,860 ordinary shares directly held by Luckview Group Limited disclosed in footnote (1) above. The business address of Luckview Group Limited is P.O. Box 3152, Road Town, Tortola, British Virgin Islands.
(4)	Represents 222,000,000 ordinary shares directly held by GHGK Innovation Limited disclosed in footnote (1) above. The business address of GHGK Innovation Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

As of February 28, 2025, a total of 492,102,027 ordinary shares are held by two record holders in the United States, representing 19.0% of the outstanding ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” The company’s major shareholders do not have different voting rights than the other shareholders.

7.B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Equity Incentive Plan.”

Cooperation Framework Agreements

We have in the past entered into a series of cooperation framework agreements in relation to BEV development and manufacturing with Geely Group. The cooperation framework agreements relate to either the manufacturing of our Zeekr 001, Zeekr 001 FR and Zeekr 009 at the Zeekr Factory (the “Zeekr Factory Cooperation Framework Agreements”), the manufacturing of our Zeekr X at the Chengdu Factory (the “Chengdu Factory Cooperation Framework Agreement”), the manufacturing of our upscale sedan model and Zeekr 7X at the Meishan Factory (the “Meishan Factory Cooperation Framework Agreement”), as well as the manufacturing of Zeekr Mix and vehicles for Waymo at the Chunxiao Factory (the “Chunxiao Factory Cooperation Framework Agreement,” and together with the Zeekr Factory Cooperation Framework Agreements and the Chengdu Factory Cooperation Framework Agreement, the “Cooperation Framework Agreements”). The currently effective Zeekr Factory Cooperation Framework Agreement was entered into in August 2022. The currently effective Chengdu Factory Cooperation Framework Agreement was entered into in February 2023. The currently effective Meishan Factory Cooperation Framework Agreement was entered into in January 2024. The currently effective Chunxiao Factory Cooperation Framework Agreement was entered into in May 2024.

We purchase vehicles from Geely Group at a price made up of purchase cost of direct materials and a pre-agreed markup. We provide standard product warranty to the vehicle purchasers. Under the Cooperation Framework Agreements, in the event where product quality issues are due to product manufacturing, we are entitled to seek damage from the factories, as applicable. In the event where the product quality issues are caused by raw material suppliers, we are entitled to seek damage from the factories, as applicable, who in turn could seek damages from the responsible suppliers.

The Cooperation Framework Agreements provide for the mechanism to determine the reserved annual production capacity that Geely Group is required to satisfy. We will compensate the factories, as applicable, for the cost related to the difference between the actual production and reserved production capacity based on consultation and confirmation by both parties.

The currently effective Zeekr Factory Cooperation Framework Agreement will expire on December 31, 2025, and the currently effective Chengdu Factory Cooperation Framework Agreement will expire on December 31, 2027. The currently effective Meishan Factory Cooperation Framework Agreement and Chunxiao Factory Cooperation Framework Agreement do not provide a specific expiration date. The Cooperation Framework Agreements can be terminated earlier if (i) any of the parties becomes insolvent, bankrupt or has a change of control, (ii) consented by all parties, or (iii) any of the parties fails to carry out the obligations under the agreement in a timely manner.

Trademarks License Agreement

In July 2021, we entered into a trademarks license agreement with Geely Holding, under which Geely Holding granted us free, sublicensable and exclusive licenses of certain trademarks, such as “Zeekr.” In July 2022, we and Geely Holding entered into a supplemental agreement to the trademarks license agreement, in which we and Geely Holding agreed to update the scope of the licensed trademarks. The term of license for each trademark is identical with the term of effectiveness of such trademark.

The trademarks license agreement is of no specific term, and will remain in effect until the expiration, including the expiration after renewal, of the licensed trademarks or it is terminated if, among other things, (i) there is a change of control upon Zhejiang ZEEKR, (ii) Geely Holding or its associates cease to have any equity interests in Zhejiang ZEEKR, or (iii) such termination is mutually agreed or otherwise required by applicable laws and regulation.

Sustainable Experience Architecture License Agreement

In August 2021, we entered into the Sustainable Experience Architecture License Agreement with Geely Holding. Pursuant to the Sustainable Experience Architecture Agreement, Geely Holding grants to us perpetual, fully paid-up, non-exclusive, non-transferable, non-sublicensable (except for sub-licensing to our related parties), irrevocable and worldwide license to use SEA and related technologies in developing, manufacturing, assembling, selling and maintaining BEV models. The license fee under this arrangement for the use of SEA is calculated through the formula based on the sales volume and the average selling price of vehicles developed on SEA. We are obligated to bear the license fees for SEA and related technologies.

The Sustainable Experience Architecture License Agreement is of no specific term, and will remain in effect until the expiration of the granted technologies or it is terminated upon (i) material breach of either party, (ii) our failure to pay the royalty fees within a pre-agreed period and (iii) the bankruptcy of either party.

Transactions with Geely Group

Other transactions or arrangements with Geely Group that are considered to be material include the following:

●	We sold vehicles to Geely Auto in the amount of RMB120.4 million (US$16.5 million) in 2024.
●	We sold vehicles to entities controlled by ultimate shareholders and their affiliates in the amount of RMB44.5 million, RMB3.7 million and RMB1,074.8 million (US$147.2 million) in 2022, 2023 and 2024, respectively.
●	We provided research and development services to Geely Holding in the amount of RMB1,656.6 million. RMB2,495.9 million and RMB1,958.3 million (US$268.3 million) in 2022, 2023 and 2024, respectively. These research and development services include the development of a variety of BEV-related technologies and capabilities and specific R&D services on a project basis, among others.
●	We provided research and development services to Geely Auto in the amount of RMB94.8 million, RMB524.1 million and RMB821.0 million (US$112.5 million) in 2022, 2023 and 2024, respectively.
●	We sold batteries and other components to Geely Holding in the amount of RMB6,410.9 million, RMB8,461.8 million and RMB8,149.7 million (US$1,116.5 million) in 2022, 2023 and 2024, respectively.
●	We sold batteries and other components to Geely Auto in the amount of RMB3,466.3 million, RMB5,992.9 million and RMB8,499.4 million (US$1,164.4 million) in 2022, 2023 and 2024, respectively.
●	We sold batteries and other components to equity investees of us in the amount of RMB102.5 million in 2022.
●	We have entered into cooperation framework arrangements with Geely Holding for the manufacturing of our vehicles. We purchased these vehicles from Geely Holding at a price made up of the purchase cost of direct materials and a predetermined markup. Our purchase of vehicles amounted to RMB18,605.1 million, RMB25,550.7 million and RMB44,179.4 million (US$6,052.6 million) in 2022, 2023 and 2024, respectively.
●	Our purchase of vehicles and vehicle-related parts from Geely Auto amounted to RMB4,244.9 million and RMB2,903.1 million (US$397.7 million) in 2023 and 2024, respectively.
●	We purchased vehicle-related parts from equity investees of us in the amount of RMB196.6 million, RMB147.5 million and RMB154.6 million (US$21.2 million) in 2022, 2023 and 2024, respectively.
●	We purchased batteries and other components related from Geely Holding in the amount of RMB3,488.8 million and RMB4,398.7 million (US$602.6 million) in 2023 and 2024, respectively.
●	We purchased vehicle-related technology and other services from Geely Holding in the amount of RMB2,460.1 million, RMB2,753.1 million and RMB937.1 million (US$128.4 million) in 2022, 2023 and 2024, respectively. These primarily included expenses related to the R&D of our vehicle models incurred by Geely Holding, as well as fees from vehicle testing.
●	We purchased vehicle-related technology and other services from Geely Auto in the amount of RMB533.6 million, RMB335.0 million and RMB1,578.1 million (US$216.2 million) in 2022, 2023 and 2024, respectively.

In April 2022, Zhejiang ZEEKR entered into a 10-year loan agreement with Zhejiang Geely Automobile Manufacturing Co., Ltd. to supplement our working capital, in the total principal amount of RMB9.7 billion, and we have no outstanding balance as of December 31, 2024. In November 2022, our subsidiary Ningbo Viridi entered into another 10-year loan agreement in the total principal amount of RMB1.6 billion with Zhejiang Geely Automobile Manufacturing Co., Ltd., and the outstanding balance was no outstanding balance as of December 31, 2024.

Please refer to Note 21 to our combined and consolidated financial statements included elsewhere in this annual report for more details.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
8.A.	Combined and Consolidated Statements and Other Financial Information

We have appended combined and consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings, which will cause serious interference to our commercial operation. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. For the relevant risks, see “Item 3. Key Information—3.D. Risk Factors—Risks related to our Business and Industry—We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.”

Dividend Policy

We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulations Related to Foreign Exchange Registration of Overseas Investment by PRC Residents.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

8.B.	Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited combined and consolidated financial statements included herein.

ITEM 9.	THE OFFER AND LISTING
9.A.	Offering and Listing Details

The ADSs representing our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZK” since May 10, 2024. Each ADS represents ten of our ordinary shares, par value US$0.0002 per share.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

The ADSs representing our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZK” since May 10, 2024. Each ADS represents ten of our ordinary shares, par value US$0.0002 per share.

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (as amended) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our third amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-275427), as amended, filed initially with the Securities and Exchange Commission on November 9, 2023. We adopted our third amended and restated memorandum and articles of association by a special resolution on December 20, 2023, which became effective immediately prior to completion of our initial public offering of ADSs representing ordinary shares.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General.  Our authorized share capital is US$1,000,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.0002 each. Holders of ordinary shares will have the same rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights.  In respect of all matters subject to a shareholders’ vote, holders of ordinary shares shall, at all times, vote on all matters submitted to a vote by the members at any such general meeting. Each ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

A quorum required for a meeting of shareholders, for so long as our shares are listed on a Designated Stock Exchange (as defined under our memorandum and articles of association), consists of one or more shareholders holding not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than ten (10) percent of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least 21 clear days is required for the convening of our annual general meeting and 14 clear days for other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares.  Subject to the restrictions in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Subject to the requirement that the title to the ordinary shares listed on the NYSE may be evidenced and freely transferred in accordance with the rules and regulations of the NYSE pursuant to Article 2.18 of our memorandum and articles of association, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the shares are free from any lien in favor of the Company; and
●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.  If we are wound up, the shareholders may, subject to our memorandum and articles of association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Our directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, out of the share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital, provided that the articles of association authorize this and, immediately following the date of which the payment out of capital is proposed to be made, it is able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.  If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series or with the sanction of shareholders holding not less than three-fourths of the issued shares of that class passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.  Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares.  Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Exempted Company.  We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 or 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, with the addition of, in the case of a company having a capital divided into shares, a statement of the shares held by each member, and the statement shall—
(i)	distinguish each share by its number (so long as the share has a number);
(ii)	confirm the amount paid, or agreed to be considered as paid on the shares of each member;
(iii)	confirm the number and category of shares held by each member;
(iv)	confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. We have performed the procedure necessary to update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

10.C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulation Related to Foreign Exchange.”

10.E.	Taxation

The following discussion of Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of King & Wood Mallesons, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

People’s Republic of China Taxation

Under the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gains are treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty or tax arrangement, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties or agreements between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to you of the ownership and disposition of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to own the ADSs or ordinary shares.

This discussion applies to you only if you are a U.S. Holder (as defined below) and you hold the ADSs or underlying ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to you if you are subject to special rules, such as if you are:

●	a financial institution;
●	an insurance company;
●	a regulated investment company;
●	a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;
●	a person that holds ADSs or ordinary shares as part of a straddle, hedging, integrated or similar transaction;
●	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	an entity classified as a partnership for U.S. federal income tax purposes or a partner or member thereof;
●	a tax-exempt entity, “individual retirement account” or “Roth IRA”;
●	a person that owns or is deemed to own ADSs or ordinary shares representing 10% or more of our stock by vote or value;

●	a person that acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	a person that holds ADSs or ordinary shares in connection with a trade or business outside the United States.

If you are a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that owns ADSs or ordinary shares, the U.S. federal income tax treatment of your partners will generally depend on their status and your activities. If you are a partnership that owns ADSs or ordinary shares, you should consult your tax adviser as to the particular U.S. federal income tax consequences to you and your partners of owning and disposing of the ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion you are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of the ADSs or ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own the ADSs you will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange your ADSs for the underlying ordinary shares represented by those ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the ADSs or ordinary shares in your particular circumstances.

Taxation of Distributions

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Dividends will not be eligible for a dividends-received deduction. If you are a non-corporate U.S. Holder that owns ADSs, subject to applicable limitations, dividends paid to you with respect to your ADSs may be taxable at a favorable rate provided that we are not a passive foreign investment company, or a PFIC, for our taxable year of the distribution or the preceding taxable year. If you are a non-corporate U.S. Holder you should consult your tax adviser regarding the availability of this favorable tax rate and any applicable limitations in your particular circumstances.

Dividends generally will be included in your income on the date of receipt by you (in the case of ordinary shares) or by the depositary (in the case of ADSs). The amount of income with respect to a dividend paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding any rate applicable under the Treaty) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The U.S. Internal Revenue Service (the “IRS”) released notices which provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). You should consult your tax adviser regarding the creditability of any PRC taxes in your particular circumstances (including your eligibility for Treaty benefits). In lieu of claiming a credit, you may be able to elect to deduct any PRC taxes withheld in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

You will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and your tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, you have owned the ADSs or ordinary shares for more than one year. If you are a non-corporate U.S. Holder, any long-term capital gains recognized by you will generally be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, if you are eligible for the benefits of the Treaty, you may be able to elect to treat gains from the disposition of your ADSs or ordinary shares as foreign-source income and claim a foreign tax credit with respect to any PRC income taxes on these gains. Under relevant Treasury regulations, you will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of your ADSs or ordinary shares unless you are eligible for Treaty benefits and elect to apply them. As discussed above under “—Taxation of Distributions,” the IRS released notices which provide relief from certain of the provisions of the Treasury regulations described above (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit you from claiming a foreign tax credit with respect to PRC income taxes on disposition gains, other limitations under the foreign tax credit rules may preclude you from claiming a foreign tax credit with respect to such taxes. If you are precluded from claiming a foreign tax credit, it is possible that any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax adviser regarding your eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in your particular circumstances, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty based return position and any applicable limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the conduct of an active business and meet certain requirements). Cash is generally a passive asset for these purposes. Goodwill and other intangibles are generally treated as active assets to the extent associated with business activities that produce active income.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill and other intangibles, we believe that we were not a PFIC for our 2024 taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. The composition of our assets and income may be affected by how, and how quickly, we use our cash. In addition, the value of our goodwill and other intangibles may be determined, in part, by reference to the market price of the ADSs from time to time, which could be volatile. Therefore, we may be or become a PFIC for any taxable year if the value of our goodwill and other intangibles is determined by reference to the market price of the ADSs and the market price of the ADSs declines. Accordingly, there can be no assurance that we were not, or will not be, a PFIC for any taxable year.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), you will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if you held such shares directly, even though you will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which you own the ADSs or ordinary shares, gain recognized by you on a sale or other disposition (including certain pledges) of your ADSs or ordinary shares will be allocated ratably over your holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by you in any taxable year on your ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or your holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which you own ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless you make a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange” (each as defined in applicable U.S. Treasury regulations), you may be able to make a mark-to-market election with respect to the ADSs that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on the NYSE on at least 15 days during each calendar quarter If you are a U.S. Holder that owns ADSs and make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If you make the election, your tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If you make the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above. Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the IRS’s consent, or the ADSs cease to be regularly traded on a qualified exchange. There is no provision of law or official guidance that permits you to make a mark-to-market election with respect to any Lower tier PFIC unless the shares of such Lower-tier PFIC are themselves regularly traded on a qualified exchange. As a result, if you make a mark-to-market election with respect to the ADSs, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.

We do not intend to provide information necessary to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which you own ADSs or ordinary shares, you will generally be required to file annual reports on IRS Form 8621. You should consult your tax adviser regarding our PFIC status for any taxable year and the potential application of the PFIC rules to your ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) you are a corporation or other “exempt recipient” (and establish that fact if required to do so) or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

If you are an individual or one of certain specified entities, you may be required to report information relating to your ownership of ADSs or ordinary shares, or non-U.S. accounts through which your ADSs or ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to the ADSs and ordinary shares.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-275427), as amended, to register our ordinary shares in relation to our initial public offering. We also filed with the SEC a related registration statement on F-6 (Registration No. 333-275676) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited combined and consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

10.I. Subsidiary information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of credit risk

Assets that potentially subject us to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of our cash and cash equivalents and restricted cash are held with financial institutions that our management believes to be high credit quality. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Foreign currency risk

The RMB is not a freely convertible currency. The conversion of RMB into foreign currencies is regulated by the State Administration for Foreign Exchange, under the authority of People’s Bank of China. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash, cash equivalents and restricted cash denominated in RMB amounted to RMB 3,593.8 million and RMB7,354.3 million as of December 31, 2023 and 2024, respectively.

A significant portion of our cash and cash equivalents and restricted cash are denominated in EUR, SEK, US$, THB and AUD. Fluctuations in exchange rates between RMB and EUR, SEK, US$, THB and AUD may result in foreign exchange gains or losses. We have cash and cash equivalents and restricted cash that are denominated in EUR, SEK, US$, THB and AUD as follows:

	As of December 31,
	2023	2024

	(in thousands)
EUR	16,609	35,000
SEK	95,676	382,492
US$	44,050	131,148
THB	—	422,844
AUD	—	8,722

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
● $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
● $.05 (or less) per ADS	● Any cash distribution to ADS holders
● A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
● $.05 (or less) per ADS per calendar year	● Depositary services
● Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
● Expenses of the depositary	● Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars
● Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary
● Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-275427), as amended, in connection with the initial public offering of 24,150,000 ADSs (taking into account the full exercise of the over-allotment option of 3,150,000 ADSs) representing 241,500,000 of our ordinary shares at a public offering price of US$21.00 per ADS. The registration statement was declared effective by the SEC on May 9, 2024, and our initial public offering closed in May 2024. Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited, Merrill Lynch (Asia Pacific) Limited, and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering. The aggregate offering amount registered and sold, including the amount registered and sold for the exercise of the over-allotment option, was US$507.2 million.

We received net proceeds of US$479.6 million from our initial public offering and the exercise of the over-allotment option. For the period from May 9, 2024, the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2024, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$27.6 million, which included US$16.6 million for underwriting discounts and commissions and US$11.0 million for other expenses. None of the expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering and the exercise of the over-allotment option were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We have used all net proceeds from our IPO in the manners set forth in our IPO prospectus, including for the development of more advanced BEV technologies, as well as expansion of product portfolio, selling and marketing, the expansion of our service and charging network, and general corporate purposes.

There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Prior to our initial public offering, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, specifically related to the lack of established accounting policies and procedures necessary to ensure compliance with U.S. GAAP and SEC financial reporting requirements. We implemented remediation measures following this identification.

To address the material weakness previously identified related to the lack of sufficient accounting personnel for financial information processing and reporting and with appropriate U.S. GAAP knowledge, we implemented a number of measures

(i)	we have hired additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements to strengthen the financial reporting function;
(ii)	we provided internal training programs for our accounting and financial personnel to our current accounting team on U.S. GAAP knowledge and completed a systematic accounting manual for U.S. GAAP and financial closing process;
(iii)	we have established clear roles and responsibilities for our accounting staff and effective oversight to address complex accounting and financial reporting issues;
(iv)	we have formalized our period-end closing process to prepare financial statements and related disclosures in compliance with U.S. GAAP and SEC financial reporting requirements.

Based on our management’s assessment of these remediation efforts, we determined that the material weakness had been remediated as of December 31, 2024. In connection with the audit of our combined and consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified two significant deficients in our internal control over financial reporting. We are in the process of implementing remediation measures to remediate the significant deficiency and we intend to complete our remediation plan in a timely manner.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of the ADSs may be adversely affected.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

Changes in our internal control over financial reporting the occurred during that period covered by this annual report are discussed above under “Internal Control Over Financial Reporting”.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Miguel A. Lopez Ben, Stephen Brown Davis and Michael David Ricks, and is chaired by Miguel A. Lopez Ben. We have determined that each of Miguel A. Lopez Ben, Stephen Brown Davis and Michael David Ricks satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Miguel A. Lopez Ben qualifies as an “audit committee financial expert.”

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-275427) filed with the SEC on November 9, 2024, as amended. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2023	2024
	RMB	RMB
	(in thousands)
Audit Fees(1)	12,837	14,115
Audit-Related Fees(2)	5,346	5,610
All Other Fees (3)	393	1,400
Total	18,576	21,125
(1)

“Audit fees” mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual combined and consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)

“Audit-related fees” mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditors, which were not included under Audit Fees above.

(3)	“All other fees” mean fees incurred from professional services related to non-audit services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and all other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; and (ii) a compensation committee and a nominating committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our ordinary shares and the ADSs—As a company with limited liability incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for regularly conducting data protection impact assessments on information systems, monitoring the information about the security vulnerabilities of our systems, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing data security emergency response plans and adopting remedial measures, and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team is responsible for assessing our cybersecurity risk management program and we currently do not engage third parties for such assessment. In addition, our cybersecurity team provides training to all key employees for product development regularly.

Our board of directors has overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program. The board is responsible for monitoring the implementation of our risk management policies across our company, ensuring that our company has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our chief information officer, which receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our chief information officer and dedicated personnel are experienced information systems security professionals and information security managers with extensive experience in fields such as corporate governance and regulatory management. Our chief information manager held senior management positions in global compliance, internal control, and anti-corruption management systems. With deep expertise in corporate regulatory frameworks, our cybersecurity team is highly proficient in building and overseeing internal and external compliance programs, risk management, and regulatory operations. The management regularly updates the board of directors on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports when cybersecurity incidents arise.

We did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Any cyberattacks, unauthorized access or control of our BEVs’ systems could result in loss of confidence in us and our BEVs and harm our business.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The combined and consolidated financial statements of ZEEKR Intelligent Technology Holding Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

2.1	Form of Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

2.3

Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

2.4†

First Amended and Restated Shareholders Agreement dated February 27, 2023 among the Registrant and certain shareholders (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

2.5*	Description of Securities
4.1

2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

4.3

Form of Employment Agreement between the Registrant and executive officers of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

4.4†

Share Purchase Agreement dated July 2, 2021 among the Registrant, Ningbo Viridi and Zhejiang Jichuang Industrial Development Co., Ltd. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

4.5†

English Translation of Trademarks License Agreement dated July 26, 2021 between Zhejiang ZEEKR and Geely Holding (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

4.6†

English Translation of Sustainable Experience Architecture License Agreement dated August 1, 2021 between Zhejiang ZEEKR and Zhejiang Liankong Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

4.7†

English Translation of Cooperation Framework Agreement dated September 19, 2021 among ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Co., Ltd., Ningbo Hangzhou Bay Geely Auto Parts Co., Ltd., Zhejiang Geely and Zhejiang ZEEKR (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

4.8†

English Translation of Cooperation Framework Agreement dated January 1, 2022 among ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Co., Ltd., Ningbo Hangzhou Bay Geely Auto Parts Co., Ltd., Zhejiang Geely and Zhejiang ZEEKR (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

Exhibit Number	Description of Document
4.9†

English Translation of Cooperation Framework Agreement dated August 1, 2022 among ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Co., Ltd., Ningbo Hangzhou Bay Geely Auto Parts Co., Ltd., Zhejiang Geely and Zhejiang ZEEKR (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

4.10†

English Translation of Cooperation Framework Agreement dated February 21, 2023 among Sichuan Lynk&Co Automobile Manufacturing Co., Ltd., Chengdu Branch of Zhejiang Geely Automobile Co., Ltd. and Zhejiang ZEEKR (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

4.11†

English Translation of Cooperation Framework Agreement dated January 10, 2024 among Zhejiang Jirun Meishan Automobile Parts Co., Ltd., Zhejiang Geely Automobile Co., Ltd. and Zhejiang ZEEKR (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

4.12

English Translation of Equity Transfer Agreement dated November 14, 2024 among Zhejiang ZEEKR, Zhejiang Geely Holding Company, VCI and LYNK & CO (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D (File No. 005-94761) file with the SEC on November 21, 2024)

4.13

English Translation of Subscription Agreement dated November 14, 2024 among Zhejiang ZEEKR, Ningbo Geely and LYNK & CO (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D (File No. 005-94761) file with the SEC on November 21, 2024)

4.14†*	English Translation of Cooperation Framework Agreement dated May 23, 2024 among Zhejiang Jirun Automobile Co., Ltd., Zhejiang Geely Automobile Co., Ltd. Chunxiao Factory and Zhejiang ZEEKR
8.1*	Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99. 1 to the registration statement on Form F-1 (File No. 333-275427), as amended, initially filed with the SEC on November 9, 2023)

11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood Mallesons
15.2*	Consent of Ogier
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm
97.1*	Compensation Recoupment Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith.

*Furnished herewith.

†Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
By:	/s/ Conghui An
Name:	Conghui An
Title:	Chief Executive Officer

Date: March 20, 2025

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of ZEEKR Intelligent Technology Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZEEKR Intelligent Technology Holding Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related combined and consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the three year in the period ended December 31, 2024, the related notes and schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(d). Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrual of warranty liabilities— Refer to Note 2(n) to the financial statements

The Company provides warranty to its customers for all new vehicles and batteries and other components. The Group accrues a warranty reserve for the products, which includes best estimates of projected costs to repair or replace items under warranties or recalls if identified. These estimates are primarily based on the nature, frequency and average costs of future claims.

We identified the accrual of warranty liabilities is a critical audit matter given the significant judgment by management and estimates used in determining the accrual of warranty liabilities; this in turn led to significant auditor judgment, subjectivity, and effort in designing and performing procedures relating to evaluating the reasonableness of management’s estimate of the nature, frequency and costs of future claims.

Our audit procedures related to accrual of warranty liabilities included the following, among others:

(a) We obtained understanding of management’s process and procedures relating to management’s estimate of the accrual of warranty liabilities, including controls over management’s estimate of the nature, frequency and costs of future claims as well as the completeness and accuracy of actual claims incurred to date.

(b) We (i) evaluated the appropriateness of the model applied by management for the accrual of warranty liabilities; (ii) evaluated the reasonableness of significant assumptions related to the nature and frequency of future claims and the related projected costs to repair or replace items under warranties, considering current and past performance, including a lookback analysis comparing prior period forecasted claims to actual claims incurred; and (iii) tested the completeness, accuracy and relevance of management’s data used in the estimation of future claims.

(c) We developed an independent estimate of the accrual of warranty liabilities and comparing this estimate to management’s estimate to evaluate its reasonableness.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Hangzhou, the People’s Republic of China

March 20, 2025

We have served as the Company’s auditor since 2021.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	3,260,670	7,782,827	1,066,243
Restricted cash	844,079	1,178,825	161,498
Notes receivable	487,851	1,108,747	151,898
Accounts receivable (net of allowance for credit loss of RMB3,765 and RMB2,056 as of December 31, 2023 and 2024, respectively)	1,104,450	1,744,334	238,973
Inventories	5,228,689	4,150,742	568,649
Amounts due from related parties (net of allowance for credit loss of RMB4,271and RMB35,468 as of December 31, 2023 and 2024, respectively)	7,256,861	6,120,107	838,451
Prepayments and other current assets (net of allowance for credit loss of RMB7,438 and RMB8,943 as of December 31, 2023 and 2024, respectively)	2,294,508	3,072,003	420,863
Total current assets	20,477,108	25,157,585	3,446,575
Non-current assets:
Property, plant and equipment, net	2,914,274	3,225,287	441,863
Intangible assets, net	410,912	842,245	115,387
Land use rights, net	51,755	61,832	8,471
Operating lease right-of-use assets	2,443,545	2,142,879	293,573
Deferred tax assets	86,395	339,965	46,575
Long-term investments	459,794	685,911	93,969
Other non-current assets	273,717	215,016	29,455
Total non-current assets	6,640,392	7,513,135	1,029,293
TOTAL ASSETS	27,117,500	32,670,720	4,475,868

The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note 2(d))
LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	—	30,300	4,151
Accounts payable	4,104,717	4,072,312	557,904
Notes payable and others	5,504,945	12,990,599	1,779,705
Amounts due to related parties	16,355,902	14,509,628	1,987,811
Income tax payable	108,083	60,856	8,337
Accruals and other current liabilities	6,243,956	8,478,772	1,161,587
Total current liabilities	32,317,603	40,142,467	5,499,495
Non-current liabilities:
Long-term borrowings	—	414,180	56,742
Operating lease liabilities, non-current	1,807,159	1,491,486	204,333
Amounts due to related parties, non-current	1,100,000	—	—
Other non-current liabilities	563,001	718,164	98,388
Deferred tax liability	8,337	57,252	7,843
Total non-current liabilities	3,478,497	2,681,082	367,306
TOTAL LIABILITIES	35,796,100	42,823,549	5,866,801
Commitments and contingencies (Note 26)
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0002 par value, 4,734,153,746 and 5,000,000,000 shares authorized, 2,000,000,000 and 2,552,901,668 shares issued, and 2,000,000,000 and 2,541,971,138 shares outstanding as of December 31, 2023 and 2024, respectively)	2,584	3,361	460
Convertible preferred shares (US$0.0002 par value, 265,846,254 and nil shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively)	362	—	—
Additional paid-in capital	11,213,798	15,757,089	2,158,712
Treasury shares (nil and 10,930,530 shares as of December 31, 2023 and 2024, respectively)	—	(186,812)	(25,593)
Accumulated deficit	(20,865,686)	(27,289,256)	(3,738,613)
Accumulated other comprehensive income (loss)	17,555	(22,919)	(3,140)
ZEEKR Intelligent Technology Holding Limited shareholders’ deficit	(9,631,387)	(11,738,537)	(1,608,174)
Non-controlling interest	952,787	1,585,708	217,241
Total Shareholder’s Deficit	(8,678,600)	(10,152,829)	(1,390,933)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	27,117,500	32,670,720	4,475,868

The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(d))
Net revenues:
Vehicle sales (including revenues from related parties of RMB54,845, RMB95,299 and RMB1,198,610 for the years ended December 31, 2022, 2023 and 2024, respectively)	19,671,247	33,911,762	55,315,306	7,578,166
Sales of batteries and other components (including revenues from related parties of RMB10,235,863, RMB14,454,853 and RMB16,663,804 for the years ended December 31, 2022, 2023 and 2024, respectively)	10,317,822	14,692,617	16,793,818	2,300,744
Research and development service and other services (including revenues from related parties of RMB1,757,074, RMB3,021,836 and RMB2,786,580 for the years ended December 31, 2022, 2023 and 2024, respectively)	1,910,379	3,068,239	3,803,527	521,081
Total revenues	31,899,448	51,672,618	75,912,651	10,399,991
Cost of revenues:
Sales of vehicle (including cost of revenues from related parties of RMB18,583,211, RMB28,782,677 and RMB46,268,094 for the years ended December 31, 2022, 2023 and 2024, respectively)	(18,748,155)	(28,831,552)	(46,665,051)	(6,393,086)
Sales of batteries and other components (including cost of revenues from related parties of nil, RMB3,508,760 and RMB4,679,234 for the years ended December 31, 2022, 2023 and 2024, respectively)	(9,226,025)	(13,808,131)	(14,481,073)	(1,983,899)
Research and development service and other services (including cost of revenues from related parties of RMB219,388, RMB105,362 and RMB244,114 for the years ended December 31, 2022, 2023 and 2024, respectively)	(1,453,218)	(2,182,405)	(2,319,076)	(317,712)
Total cost of revenues	(29,427,398)	(44,822,088)	(63,465,200)	(8,694,697)
Gross profit	2,472,050	6,850,530	12,447,451	1,705,294
Operating expenses:
Research and development expenses	(5,446,320)	(8,369,207)	(9,720,213)	(1,331,664)
Selling, general and administrative expenses	(4,245,317)	(6,920,561)	(9,647,404)	(1,321,689)
Other operating income, net	67,764	261,188	459,743	62,985
Total operating expenses	(9,623,873)	(15,028,580)	(18,907,874)	(2,590,368)
Loss from operations	(7,151,823)	(8,178,050)	(6,460,423)	(885,074)
Interest expense	(283,731)	(256,081)	(69,906)	(9,577)
Interest income	112,142	94,624	171,030	23,430
Investment income	—	—	726,973	99,595
Other (expenses) income, net	(31,679)	50,587	(105,849)	(14,500)
Loss before income tax expense and share of income (loss) in equity method investments	(7,355,091)	(8,288,920)	(5,738,175)	(786,126)
Share of (loss) income in equity method investments	(172,787)	86,842	124,278	17,026
Income tax expense	(127,268)	(62,113)	(176,752)	(24,215)
Net loss	(7,655,146)	(8,264,191)	(5,790,649)	(793,315)
Less: income attributable to non-controlling interest	278,633	82,789	632,921	86,710
Net loss attributable to shareholders of ZEEKR Intelligent Technology Holding Limited	(7,933,779)	(8,346,980)	(6,423,570)	(880,025)
Net loss per share:
Basic and diluted	(3.97)	(4.17)	(2.73)	(0.37)
Weighted average shares used in calculating net loss per share:
Basic and diluted	2,000,000,000	2,000,000,000	2,353,015,830	2,353,015,830

The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(d))
Net loss	(7,655,146)	(8,264,191)	(5,790,649)	(793,315)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	14,556	49,765	(40,474)	(5,545)
Comprehensive loss	(7,640,590)	(8,214,426)	(5,831,123)	(798,860)
Less: comprehensive income attributable to non-controlling interest	278,633	82,789	632,921	86,710
Comprehensive loss attributable to shareholders of ZEEKR Intelligent Technology Holding	(7,919,223)	(8,297,215)	(6,464,044)	(885,570)

The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

									Total ZEEKR
						Paid-in		Accumulated	Intelligent		Total
					Additional	capital in		other	Technology Co.,	Non-	Shareholders’
					paid-in	combined	Accumulated	comprehensive	Ltd.’s Equity	controlling	Equity
	Ordinary shares		Preferred shares		capital	companies	deficit	income (loss)	(Deficit)	Interest	(Deficit)
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	2,000,000,000	2,584	75,882,351	98	4,269,555	697,517	(4,584,927)	(46,766)	338,061	591,365	929,426
Issuance of preferred shares	—	—	50,588,234	64	1,268,296	—	—	—	1,268,360	—	1,268,360
Acquisition of ZTE in connection with the Reorganization (Note 1)	—	—	—	—	(43,754)	(697,517)	—	—	(741,271)	—	(741,271)
Net loss	—	—	—	—	—	—	(7,933,779)	—	(7,933,779)	278,633	(7,655,146)
Share-based compensation	—	—	—	—	211,208	—	—	—	211,208	—	211,208
Foreign currency translation adjustment	—	—	—	—	—	—	—	14,556	14,556	—	14,556
Balance as of December 31, 2022	2,000,000,000	2,584	126,470,585	162	5,705,305	—	(12,518,706)	(32,210)	(6,842,865)	869,998	(5,972,867)

The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ DEFICIT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

								Total ZEEKR
							Accumulated	Intelligent
					Additional		other	Technology Co.,	Non-	Total
					paid-in	Accumulated	comprehensive	Ltd.’s	controlling	Shareholders’
	Ordinary shares		Preferred shares		capital	deficit	income (loss)	Deficit	Interest	Deficit
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	2,000,000,000	2,584	126,470,585	162	5,705,305	(12,518,706)	(32,210)	(6,842,865)	869,998	(5,972,867)
Issuance of preferred shares	—	—	139,375,669	200	5,372,844	—	—	5,373,044	—	5,373,044
Net loss	—	—	—	—	—	(8,346,980)	—	(8,346,980)	82,789	(8,264,191)
Share-based compensation	—	—	—	—	135,649	—	—	135,649	—	135,649
Foreign currency translation adjustment	—	—	—	—	—	—	49,765	49,765	—	49,765
Balance as of December 31, 2023	2,000,000,000	2,584	265,846,254	362	11,213,798	(20,865,686)	17,555	(9,631,387)	952,787	(8,678,600)

The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ DEFICIT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

										Total ZEEKR
									Accumulated	Intelligent
							Additional		other	Technology Co.,	Non-	Total
							paid-in	Accumulated	comprehensive	Ltd.’s	controlling	Shareholders’
	Ordinary shares		Preferred shares		Treasury shares		capital	deficit	income (loss)	Deficit	Interest	Deficit
	Outstanding Number	RMB	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	2,000,000,000	2,584	265,846,254	362	—	—	11,213,798	(20,865,686)	17,555	(9,631,387)	952,787	(8,678,600)
Share issuance upon the initial public offering (“IPO”), net of issuance costs of 79,138	241,500,000	349	—	—	—	—	3,464,995	—	—	3,465,344	—	3,465,344
Exercise of conversion features of preferred shares upon the consummation of IPO	265,846,254	362	(265,846,254)	(362)	—	—	—	—	—	—	—	—
Shares issuance upon vesting RSU	45,555,414	66	—	—	—	—	—	—	—	66	—	66
Repurchase of ordinary shares	(10,930,530)	—	—	—	10,930,530	(186,812)	—	—	—	(186,812)	—	(186,812)
Net loss	—	—	—	—	—	—	—	(6,423,570)	—	(6,423,570)	632,921	(5,790,649)
Share-based compensation	—	—	—	—	—	—	1,078,296	—	—	1,078,296	—	1,078,296
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(40,474)	(40,474)	—	(40,474)
Balance as of December 31, 2024	2,541,971,138	3,361	—	—	10,930,530	(186,812)	15,757,089	(27,289,256)	(22,919)	(11,738,537)	1,585,708	(10,152,829)

The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(d))
Cash flows from operating activities
Net loss	(7,655,146)	(8,264,191)	(5,790,649)	(793,315)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	211,208	135,649	1,076,584	147,491
Depreciation and amortization	239,106	618,189	944,981	129,462
Deferred taxes	33,173	(39,226)	(204,655)	(28,038)
Loss (gain) from disposal of property and equipment	194	15,088	(15,488)	(2,122)
Gain on early termination of leases	—	—	(10,021)	(1,373)
Loss from disposal of intangible asset	—	210	1,471	202
Investment income	—	—	(726,973)	(99,595)
Return on long-term investments	—	—	90,846	12,446
Share of loss (income) in equity method investments	172,787	(86,842)	(124,278)	(17,026)
Foreign exchange loss (gain), net	(91,222)	9,468	(5,185)	(710)
Change in fair value of derivative instruments	1,178	358	(9,559)	(1,310)
Provision (reversal) of allowance for credit loss	7,190	(5,814)	30,993	4,246
Changes in operating assets and liabilities:
Notes receivable	(114,792)	(339,178)	(620,896)	(85,062)
Accounts receivable	(135,540)	(947,711)	(638,175)	(87,430)
Inventories	(1,950,729)	(2,063,880)	1,077,947	147,678
Amounts due from related parties	(2,292,260)	(922,982)	883,441	121,031
Prepayments and other current assets	(646,359)	(1,041,999)	(775,004)	(106,175)
Operating lease right-of-use assets	(1,077,020)	(366,473)	251,460	34,450
Other non-current assets	(369,924)	(37,635)	(15,151)	(2,076)
Accounts payable	2,139,437	291,892	(32,405)	(4,439)
Notes payable and others	1,503,739	4,001,206	7,485,654	1,025,530
Amounts due to related parties	3,986,480	8,482,783	(1,872,177)	(256,487)
Income tax payable	49,994	54,059	(47,227)	(6,470)
Accruals and other current liabilities	1,194,669	2,085,136	2,339,807	320,552
Operating lease liabilities	1,082,574	392,302	(251,248)	(34,421)
Other non-current liabilities	187,666	304,924	155,163	21,257
Net cash provided by (used in) operating activities	(3,523,597)	2,275,333	3,199,256	438,296
Cash flows from investing activities
Purchases of property, plant and equipment	(838,068)	(1,568,737)	(1,273,308)	(174,442)
Purchases of intangible assets	(81,427)	(344,663)	(430,706)	(59,006)
Purchases of land use rights	—	—	(11,433)	(1,566)
Proceeds from disposal of property and equipment	24,085	28,425	155,213	21,264
Proceeds from disposal of long-term investments	9,000	—	536,000	73,432
Proceeds from disposal of intangible assets	—	—	348	48
Payment for business combinations under common control (Note 1)	(708,587)	—	—	—
Investment in equity investee	(442,017)	—	—	—
Repayments of advances to related parties	30,067	26,223	—	—
Payment for loan to related parties	—	(100,000)	—	—
Collection of loan to related parties	—	—	100,000	13,700
Net cash provided by (used in) investing activities	(2,006,947)	(1,958,752)	(923,886)	(126,570)

The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(d))
Cash flows from financing activities
Proceeds from initial public offering (net of issuance costs of RMB 79,138 for the year ended December 31, 2024)	—	—	3,465,344	474,750
Proceeds from issuance of preferred shares (net of issuance costs of RMB1,690, RMB2,134 and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	1,268,360	5,373,044	—	—
Proceeds from short-term bank borrowings	147,000	—	30,200	4,137
Repayment of short-term bank borrowings	(751,359)	—	(200)	(27)
Proceeds from long-term bank borrowings	972,042	—	414,480	56,784
Repayment of long-term bank borrowings	(972,042)	—	—	—
Repurchase of ordinary shares	—	—	(186,746)	(25,584)
Proceeds from related party loans	7,800,000	—	3,000,000	410,998
Repayments of related party loans	(3,090,676)	(5,375,727)	(4,100,000)	(561,698)
Net cash provided by(used in) financing activities	5,373,325	(2,683)	2,623,078	359,360
Net increase (decrease) in cash, cash equivalents and restricted cash	(157,219)	313,898	4,898,448	671,086
Cash, cash equivalents and restricted cash at beginning of year	3,897,966	3,754,904	4,104,749	562,348
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,157	35,947	(41,545)	(5,693)
Cash, cash equivalents and restricted cash at end of year	3,754,904	4,104,749	8,961,652	1,227,741
Supplementary disclosure of cash flow information:
Cash paid for income tax	80,342	120,078	494,699	67,773
Interest paid	60,808	209,571	179,567	24,601
Supplementary disclosure of non-cash investing and financing activities:
Accrued purchases of property and equipment	398,648	497,651	405,470	55,549
Accrued purchases of intangible assets	—	—	21,410	2,933
Amounts due from related parties in connection with disposal of property and equipment	—	122,115	—	—

The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

Cash, cash equivalents and restricted cash as reported in the combined and consolidated statements of cash flows are presented separately on our combined and consolidated balance sheet as follows:

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(d))
Cash and cash equivalents	3,561,544	3,260,670	7,782,827	1,066,243
Restricted cash	193,360	844,079	1,178,825	161,498
Total cash, cash equivalents and restricted cash	3,754,904	4,104,749	8,961,652	1,227,741

The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

1.	Principal activities and history of the Group

ZEEKR Intelligent Technology Holding Limited (the “Company” or “Zeekr”) was incorporated under the Laws of Cayman Islands on March 31, 2021. The Company, together with its subsidiaries (collectively, the “Group”), are principally engaged in commercialization and sales of electric vehicles and batteries, and provision of automotive related research and development services.

Prior to the establishment of the Company, the Group’s businesses were conducted through the following entities: (i) ZEEKR Automobile (Shanghai) Co., Ltd., previously known as Shanghai Maple Guorun Automobile Company Ltd. (“Zeekr Shanghai”); (ii) ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Co., Ltd. (“Zeekr Hangzhou Bay”); (iii) Viridi E-Mobility Technology (Ningbo) Co., Ltd. (“Ningbo Viridi”); (iv) ZEEKR Technology Europe AB (“ZTE”, previously known as China-Euro Vehicle Technology Aktiebolag or “CEVT”).

In 2021, in an effort to establish an independent Battery Electric Vehicles (BEV) business to obtain investment from outside investors and in preparation of an oversea listing, Zhejiang Geely Holding Group Co., Ltd. (“Geely Holding”), the controlling shareholder of Geely Automobile Holdings Limited (“Geely Auto”), undertook a series of contemplated reorganizations (the “Reorganization”). The main purpose of the Reorganization was to establish Zeekr as the oversea holding company for the above BEV related businesses that were originally operated within Geely Holding and Geely Auto. Subsequent to the establishment of Zeekr in March 2021, the above businesses were transferred to Zeekr by Geely Holding and Geely Auto as part of the Reorganization. As these entities being transferred are all under the common control of Geely Holding, these transfers were accounted for as a restructuring of entities under common control as follows:

●	In July 2021, the Company established Zhejiang ZEEKR Intelligent Technology Co., Ltd (“Zhejiang Zeekr”) in the People’s Republic of China (“PRC”), a wholly-owned subsidiary.
●	In July 2021, Zeekr Shanghai, a subsidiary of Geely Auto, acquired 100% equity interest in Zeekr Hangzhou Bay from Geely Holding for a cash consideration of RMB485.3 million. The net book value of Zeekr Hangzhou Bay at the time of acquisition was RMB500 million. The corresponding difference between acquisition consideration paid and the entity’s net book value of RMB14,671 was recognized in additional paid-in capital.
●	In August 2021, the Group through Zhejiang Zeekr, acquired 100% equity interest in Zeekr Shanghai (99% from Geely Auto and 1% from Geely Holding) for a cash consideration of RMB980.4 million. The net book value of Zeekr Shanghai was RMB970.4 million at the time of acquisition. The corresponding difference between acquisition consideration paid and the entity’s net book value of RMB10,032 loss was recognized in additional paid-in capital.
●	In October 2021, the Group through Zeekr Shanghai acquired 51% equity interest in Ningbo Viridi, a subsidiary of Geely Holding by injecting capital contribution of RMB860.7 million in Ningbo Viridi. As result of this transaction, Ningbo Viridi became a subsidiary of the Group with a 49% non-controlling interest in the amount of RMB743,088 recognized at the date of acquisition.
●	In February 2022, the Group through Zhejiang Zeekr acquired 100% equity interest in ZTE from Geely Holding for a cash consideration of Swedish Krona (“SEK”) 1,057.8 million (RMB741.3 million). The net book value of ZTE was RMB728.1 million at the time of acquisition. The corresponding difference between acquisition consideration paid and the entity’s net book value of RMB13,130 loss was recognized in additional paid-in capital.

Upon the completion of the above transactions, Zeekr Shanghai, Zeekr Hangzhou Bay, Ningbo Viridi and ZTE became operating subsidiaries of the Group.

In May 2024, the Group successfully listed on the New York Stock Exchange (NYSE).

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

1.Principal activities and history of the group (Continued)

As of December 31, 2024, the Group’s business was conducted through the following major entities:

Name of the entity	Equity interest held	Place of incorporation	Principle activities
ZEEKR Technology Innovation Limited (“Zeekr Innovation”)	100%	British Virgin Islands	Investment holding company
ZEEKR Technology Limited (“Zeekr Technology”)	100%	The People’s Republic of China	Investment holding company
Zhejiang ZEEKR Intelligent Technology Co., Ltd. (“Zhejiang Zeekr”)	100%	The People’s Republic of China	Investment holding company and comprehensive business entity
Zhejiang ZEEKR Automobile Research & Development Co., Ltd. (“Zeekr Research and Development”)	100%	The People’s Republic of China	Provision of research and development services
Viridi E-Mobility Technology (Ningbo) Co., Ltd. (“Ningbo Viridi”)	51%	The People’s Republic of China	Production and sales of electric powertrain and battery packs for electric vehicles
2.

2.Summary of Significant Accounting Policies

(a)Principles of presentation, consolidation and going concern

As the Reorganization was accounted for as restructuring of entities under common control, the accompanying combined and consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to these entities for all periods presented. The financial statements presented herein represent (1) before the acquisition of ZTE in 2022, the combined financial statements of the Company and ZTE; (2) subsequent to the acquisition of ZTE, the consolidated financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

2.Summary of Significant Accounting Policies (Continued)

(a)Principles of presentation, consolidation and going concern (Continued)

The Group incurred net loss of RMB7.7 billion, RMB8.3 billion and RMB5.8 billion for the years ended December 31, 2022, 2023 and 2024. Accumulated deficit amounted to RMB27.3 billion as of December 31, 2024. As of December 31, 2024, the Group had cash and cash equivalents of RMB7.8 billion and net current liabilities of RMB15.0 billion. Management of the Company has evaluated the sufficiency of its working capital, considering the funding requirements for the acquisition of Lynk & Co Automotive Technology Co., Ltd (“Lynk&Co”)(see Note 27), and concluded that the Group’s available cash and cash equivalents, cash generated from operations, equity financing and available long term credit facilities will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these combined and consolidated financial statements. Accordingly, the Group’s combined and consolidated financial statements are prepared on going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

(b)Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Group’s combined and consolidated financial statements primarily include but not limited to standalone selling price of each distinct performance obligation in revenue recognition, the valuation and recognition of share-based compensation arrangements, estimated product warranties reserve, and valuation allowance for deferred tax assets.

(c)Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company’s subsidiaries incorporated in PRC is the RMB. The functional currencies of the Company and its subsidiaries incorporated outside the PRC are their respective local currencies.

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated monthly using the exchange rate of the last day of the previous month. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive loss in the combined and consolidated statements of changes in shareholders’ deficit.

Monetary assets and liabilities denominated in currencies other than the entity’s applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized as other income (expense), net, in the combined and consolidated statements of operations.

(d)Convenience translation

Translations of balances in the consolidated balance sheets, combined and consolidated statements of operations and comprehensive loss and combined and consolidated statements of cash flows from RMB into United States dollar (“US$”) as of and for the year ended December 31, 2024 are solely for the convenience of the readers outside of the People’s Republic of China and were calculated at the rate of US$1.00 = RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

2.Summary of Significant Accounting Policies (Continued)

(e)Fair value

A financial instrument’s categorization within the fair value hierarchy as established by ASC 820, Fair value measurements and disclosures is based upon the lowest level of input that is significant to the fair value measurement. The established fair value hierarchy has three levels based on the reliability of the inputs used to measure fair value which include:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, note receivables, amount due from related parties, payables, amount due to related parties, short-term debts, and long-term debts. The carrying amounts of the short-term financial instruments approximates their fair value due to their short-term nature. The carrying value of long-term debts approximate their fair values, because the bearing interest rate approximates market interest rate.

The Group entered into foreign currency forward contracts which are considered to be derivative instruments to be recorded and measured at fair value on a recurring basis in periods subsequent to their initial recognition. The Group recognized gain on these derivatives of RMB3,775, RMB3,993 and RMB15,820 for the years ended 2022, 2023 and 2024, respectively, in other (expenses) income, net in the combined and consolidated statements of operation.

The fair value of these derivatives as of December 31, 2023 and 2024 is determined to be a liability of RMB5.3 million included within accruals and other current liabilities on the consolidated balance sheets and an asset of RMB4.2 million included within prepayments and other current assets on the consolidated balance sheet, respectively, using level 2 significant other observable inputs. Foreign currency forward contracts are valued using an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount.

(f)Cash, cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly-liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(g)Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for issuance of bank acceptance.

(h)Accounts receivable and allowance for credit loss

Accounts receivable mainly consist of amounts due from the Group’s customers, which are recorded net of allowance for credit loss. The Group performs ongoing credit evaluations of its customers, and assesses allowance for credit loss based on expected credit loss model on a portfolio basis. When specific customers are identified as no longer sharing the same risk profile as the current pool, they are removed from the pool and evaluated separately. Accounts receivable are written off when there is no reasonable expectation of recovery.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

2.Summary of Significant Accounting Policies (Continued)

(i)Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition.

The Group writes down the cost of excess inventories to the estimated net realizable value based on the estimated selling price of each class of inventory in the ordinary course of business less reasonably predictable costs to sell. Write-down of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as market trends, inventory ageing, and historical and forecasted customer demands.

(j)Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

The estimated useful lives are as follows:

Useful lives
Buildings	30 years
Motor vehicles	3 to 10 years
Production facilities	5 to 10 years
Mold and tooling	3 to 7 years
Electronic devices, furniture and office equipment	2 to 5 years
Leasehold improvements	Shorter of the lease term or estimated useful lives

Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use.

(k)Intangible assets, net

Intangible assets mainly include purchased software used for operation management. Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful lives
Trademark and domain name	10 years
Software	2 – 10 years

(l)Land use rights, net

Land use rights are recorded at acquisition cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 50 years in accordance with the land-use rights policy in the PRC.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

2.Summary of Significant Accounting Policies (Continued)

(m)Long-term investments

Equity method investments

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments — Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

(n)Product warranties

The Group provides standard product warranties on all new vehicles and batteries and other components. The Group accrues a warranty reserve for the products, which includes best estimates of projected costs to repair or replace items under warranties or recalls if identified. These estimates are primarily based on the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other current liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty cost is recorded as a component of cost of revenues in the combined and consolidated statements of operation. The Group re-evaluate the adequacy of the warranty accrual on a regular basis.

The Group does not consider these standard warranties to be incremental service to customers but rather an assurance to the quality of products and therefore not a separate performance obligation and should (“ASC 606”)be accounted for in accordance with ASC 460, Guarantees.

Changes in the Group’s warranty liability was as follows:

	Year Ended December 31,
	2022	2023	2024
Balance at beginning of the year	15,715	178,075	419,311
Provision for warranty	214,793	415,244	501,933
Consumption	(52,433)	(174,008)	(197,297)
Balance at end of the year	178,075	419,311	723,947

(o)Revenue recognition

Revenues of the Group are primarily derived from sales of vehicles, sales of batteries and other components as well as the provision of technology research and development services. The Group applies the ASU 2014-09, Revenue from Contracts with Customers — Topic 606 (“ASC 606”) for its revenue recognition for all periods presented.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

2.Summary of Significant Accounting Policies (Continued)

(o)Revenue recognition (Continued)

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides the benefits received and consumed simultaneously by the customer
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Vehicle sales

The Group generates revenue from sales of vehicles, together with a number of embedded products and services. Vehicle sale contracts typically include the sale of the vehicle, charging piles, vehicle lifetime internet connectivity, lifetime roadside assistance, extended lifetime warranty, lifetime free maintenance, car service plan and lifetime free charging, which the Group considered to be contracts with multiple performance obligations. For these arrangements, the Group generally determines standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. Alternatively, if no corresponding service provided to customers separately, the Group uses a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering the Group’s pricing policies and practices, and the data utilized in making pricing decisions.

The Group follow the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that vehicle lifetime internet connectivity and lifetime roadside assistance, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these services will be very limited. The Group concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 1% of the contract price.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the vehicle is recognized at a point in time when the control of the product is transferred to the customer upon delivery. Revenue for charging pile is recognized at a point in time when installation completed. For lifetime free charging, lifetime free maintenance, car service plan and extended lifetime warranty, revenue is recognized over time based on a straight-line method over the estimated benefit period the customer enjoys, which is determined based on the useful life of the vehicles as the Group have a stand-ready obligation to deliver such services to the customer.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

2.Summary of Significant Accounting Policies (Continued)

(o)Revenue recognition (Continued)

Vehicle sales (Continued)

Any consideration received prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) in accruals and other current liabilities and other non-current liabilities in the consolidated balance sheets for the amount allocated to unsatisfied performance obligations.

The Group’s contract liabilities primarily result from the multiple performance obligations identified in the vehicle sales contract, which are recorded as deferred revenue and recognized as revenue based on the consumption of the services or the delivery of the goods.

Batteries and other components

The Group generates revenue from sales of batteries and other components, such as armature and charging. Product sales generally require customer acceptance due to performance acceptance criteria that is considered more than a formality. Thus, the revenue is recognized upon the customer acceptance after the quality inspection.

The Group typically provides up to eight-year standard product warranties on batteries and other components. Standard warranties considered to be assurance type warranties and are not accounted for as separate performance obligations and accounted the standard warranties in accordance with ASC 460, Guarantees.

Research and development and other services

The Group also generates revenues by providing research and development and other services to the customers. Revenue under research and development and other service contracts is recognized when the service is performed and the Group has an enforceable right to payment.

(p)Cost of revenues

Sales of vehicles

Cost of vehicle revenue consists of cost of purchased vehicles, reserves for estimated warranty costs and inventory write-down.

Batteries and other components

Cost of revenues consists of direct material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), and reserves for estimated warranty costs and inventory write-down. Shipping and logistics cost related to the sales of batteries and other components of RMB205,631, RMB174,688 and RMB108,436 was recorded in selling, general and administrative expenses in the combined and consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024, respectively.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

2.Summary of Significant Accounting Policies (Continued)

(p)Cost of revenues (Continued)

Research and development service and other services

Cost of research and development service and other services consists of all direct costs attributable to the provision of the service including but not limited to payroll compensation, outsourcing service cost, materials, and depreciation of assets associated. The Group capitalizes certain costs to fulfil research and development service and other services contracts if they are identifiable, generate or enhance resources used to satisfy performance obligations under contract with customers to and are expected to be recovered under ASC 340-40, Contracts with Customers. Contract costs of RMB51,151, RMB529,358 and RMB425,361 were recognized in the years ended December 31, 2022, 2023 and 2024, respectively. The recognized costs of RMB529,358, RMB425,361 and RMB145,039 to fulfilling contracts are recorded in prepayments and other current assets in the consolidated balance sheets as of December 31, 2022, 2023 and 2024 respectively. No impairment was recorded for the capitalized contract costs for the years ended December 31, 2022, 2023 and 2024.

(q)Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of salaries and other compensation related expenses for sales and marketing personnel, advertising and promotion expenses, freight cost for the sales of battery and other components, rental and related expenses and other expenses. For the years ended December 31, 2022, 2023 and 2024, advertising costs were RMB856,268, RMB1,780,118 and RMB1,800,254, respectively.

(r)Research and development expenses

Research and development expenses are primarily comprised of charges for R&D and consulting work performed by related parties, salaries and other compensation expenses for employees engaged in research and development activities and licensing fee payable to Geely Holding pursuant to the Sustainable Experience Architecture (“SEA”) Agreement for the use of SEA platform and related technologies in the development of BEV models.

(s)Government subsidies

The Group’s PRC based subsidiaries received subsidies from certain local governments, which consist of specific purpose grants and general purpose subsidies. Specific purpose grants are government subsidies designated to be used for a specific purpose, such as for construction of factory buildings and production facilities. General purpose subsidies are government subsidies provided for general purpose use and are not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. For specific purpose grant, the Group recorded cash received in advance as a liability; and recognized it as a reduction to the cost of assets constructed when the construction in progress is completed. General purpose subsidies are recognized as government subsidy income recorded as other operating income, net, in the combined and consolidated statements of operations upon cash receipt as further performance by the Group is not required.

(t)Taxation

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the combined and consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

2.Summary of Significant Accounting Policies (Continued)

(t)Taxation (Continued)

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize any uncertain tax positions as of December 31, 2023 and 2024.

(u)Leases

In evaluating whether an agreement constitute a lease upon adoption of the new lease accounting standard ASC 842, the Group reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease. All the leases of the group are operating leases. The Group also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The discount rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”) or the rate implicit in the lease if available. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

The land use rights are operating leases with term of 50 years. Other than the land use rights, the lease terms of other leases vary from more than one year to eleven years. Operating lease assets are included within operating lease right-of-use assets, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets.

(v)Loss per share

Basic loss per share is computed by dividing net loss attributable to the holders of shares by the weighted average number of shares outstanding during the year. The convertible preferred shares do not participate in loss.

Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Group has restricted share units and convertible preferred shares which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of restricted share units and convertible preferred shares is computed using the Treasury shares method.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

2.Summary of Significant Accounting Policies (Continued)

(w)Share-based compensation

The Group accounts for share options and restricted share units granted to employees and non-employees under ASC 718, Stock Compensation and equity award grants to the employees of the Group’s equity method investees under ASC 323, Stock-Based Compensation Granted to Employees and Nonemployees of an Equity Method Investee.

Share-based awards that are subject to both service period condition and performance condition, including Company-level performance target and the Selected Participant’s level performance, occurrence of a Qualified IPO, are measured at the grant date fair value and share-based compensation expenses are recognized for the cumulatively vested amount upon the completion of the Qualified IPO first and then over the remaining requisite service period, net of estimate forfeitures, if any.

Share-based compensation expenses are recognized using graded vesting method, net of estimated forfeitures, over the requisite service period. The Group recognizes share-based compensation expenses based on the target number of ordinary shares that may be earned pursuant to the award. The share-based compensation expenses is categorized as either cost of revenues, selling, general and administrative expenses or research and development expenses depending on the job functions of the grantees.

Prior to the Company’s consummation of IPO in May 2024, the fair value of the Company’s restricted share units granted to employees was determined with the assistance of an independent valuation specialist using widely accepted valuation techniques, back-solve method or discounted cash flow method. Following the consummation of IPO, fair value for the Company’s restricted share units is based on our New York Stock Exchange closing stock price at the date of the grant.

The employees of the Group are also granted with share-based payment awards of Geely Auto. The Group uses the binominal option-pricing model to estimate the fair value of share options granted by Geely Auto. The determination of estimated fair value of share-based payment awards on the grant date is affected by the fair value of Geely Auto’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of Geely Auto over the expected term of the awards, actual and projected employee share option exercise behaviours, a risk-free interest rate, exercise multiple and expected dividend yield, if any.

(x)Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented in the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

3.Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023 - 09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Group has evaluated this ASU and expects to add additional disclosures to its combined and consolidated financial statements, once adopted.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

3.Recent Accounting Pronouncements (Continued)

Recently issued accounting pronouncements not yet adopted (Continued)

In November 2024, the FASB issued ASU No. 2024 - 03, Disaggregation of Income Statement Expenses (Subtopic 220 - 40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in our consolidated financial statements, once adopted. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. The Group is currently evaluating the impact from the adoption of this ASU on its financial statements.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023 - 07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this ASU retrospectively on December 31, 2024. Refer to Note 23, Segment Reporting and Information about Geographic Areas for the inclusion of the new required disclosures.

4.Concentration and Risks

(a)Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group management believes to be high credit quality. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(b)Concentration of customers and suppliers

Concentration of customers

No customer accounted for 10% or more of revenue for the years ended December 31, 2022, 2023 and 2024.

The following customers accounted for 10% or more of the Group’s accounts receivable and amounts due from related parties as of December 31, 2023 and 2024:

	Year Ended December 31,
	2023	2024
	RMB	RMB
Company A[1]	12.70%	*
Company B[1]	18.68%	*

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

4.Concentration and Risks (Continued)

(b)Concentration of customers and suppliers (Continued)

Concentration of suppliers

Below suppliers represented more than 10% of the Group’s total purchases for the years ended December 31, 2022, 2023 and 2024.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Company C[1]	53.54%	44.79%	36.66%
Company D[1]	*	*	21.76%
Company E	13.14%	*	*

No supplier represented more than 10% of the Group’s accounts payable and amounts due to related parties as of December 31, 2023 and 2024.

*Less than 10% of the Group total amount

[1]:Related parties of the Group

(c)Foreign currency risk

Currency convertibility risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB3,593,838 and RMB7,354,348 (US$1,007,52) as of December 31, 2023 and 2024, respectively.

Foreign currency exchange rate risk

A significant portion of Group’s cash and cash equivalents and restricted cash are denominated in EUR, SEK, US$, THB and AUD, fluctuations in exchange rates between EUR and RMB, between SEK and RMB, between US$ and RMB, between THB and RMB and between AUD and RMB may result in foreign exchange gains or losses.

The Group has cash and cash equivalents and restricted cash that are denominated in US$, EUR, SEK, THB and AUD are as follows:

	As of December 31,
	2023	2024
EUR	16,609	35,000
SEK	95,676	382,492
US$	44,050	131,148
THB	—	422,844
AUD	—	8,722

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

5.Notes receivable

As of December 31, 2023 and 2024, notes receivable represent bank acceptance drafts that are non-interest bearing and due within 6 months of which nil and RMB300,000 were pledged as collateral for the Group’s notes payable, respectively.

6.Accounts receivable, net

Accounts receivable and allowance for credit loss as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable	1,108,215	1,746,390
Less: allowance for credit loss	(3,765)	(2,056)
Total Accounts receivable, net	1,104,450	1,744,334

The roll-forward of the allowance for credit loss related to accounts receivable for the years ended December 31, 2022, 2023 and 2024.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Beginning of the year	756	1,923	3,765
Provision of allowance for credit loss	1,167	1,842	2,439
Reversal of allowance for credit loss	—	—	(4,148)
End of the year	1,923	3,765	2,056

There was no write-off of the allowance for credit loss related to accounts receivable for the years ended 2022, 2023 and 2024.

7.Inventories

Inventories consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Raw materials	733,069	343,913
Work in progress	40,142	121,831
Finished products
Vehicles	1,695,882	2,178,197
Batteries and other components	2,696,976	1,290,617
Others	62,620	216,184
Total	5,228,689	4,150,742

Finished products primarily include vehicles, batteries and other components, spare parts used for after-sales services.

Raw materials and Work in process primarily consist of batteries and other components in production which will be transferred into production cost when incurred.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

8.Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred contract costs	425,361	145,039
Advances to suppliers	335,653	1,469,879
Value-added tax recoverable	1,249,015	1,128,950
Other receivables	291,917	337,078
Less: Allowance for credit loss	(7,438)	(8,943)
Total	2,294,508	3,072,003

The roll-forward of the allowance for credit loss related to advances to supplier and other receivables for the years ended December 31, 2022,2023 and 2024.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Beginning of the year	110	10,089	7,438
Provision of allowance for credit loss	9,979	—	4,722
Reversal of allowance for credit loss	—	(2,651)	(3,217)
End of the year	10,089	7,438	8,943

There was no write-off of the allowance for credit loss related to advances to supplier and other receivables for the years ended 2022, 2023 and 2024.

9.Property, plant and equipment, net

Property, plant and equipment and related accumulated depreciation were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Buildings	234,258	458,356
Production facilities	746,172	1,024,752
Mold and tooling	222,389	974,873
Electronic devices, furniture and office equipment	539,559	756,567
Leasehold improvements	1,250,036	1,477,314
Motor vehicles	45,733	41,195
Subtotal	3,038,147	4,733,057
Less: accumulated depreciation	(882,141)	(1,718,262)
Property, plant and equipment, net	2,156,006	3,014,795
Construction in progress	758,268	210,492
Total	2,914,274	3,225,287

The Group recorded depreciation expenses of RMB230,054，RMB573,525 and RMB864,409 for the years ended December 31, 2022, 2023 and 2024, respectively.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

10.Intangible assets, net

Intangible assets and related accumulated amortization were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Software	532,696	1,040,692
Trademark and domain name	1,429	1,429
Subtotal	534,125	1,042,121
Less: accumulated amortization
Software	(123,081)	(199,601)
Trademark and domain name	(132)	(275)
Accumulated amortization	(123,213)	(199,876)
Total intangible assets, net	410,912	842,245

The Group recorded amortization expenses of RMB7,876, RMB43,488 and RMB79,216 for the years ended December 31, 2022, 2023 and 2024, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB110,275, RMB108,880, RMB107,013, RMB97,914 and RMB91,174, respectively.

11.Land use rights, net

Land use rights and related accumulated amortization were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Land use right	58,813	70,246
Less: accumulated amortization	(7,058)	(8,414)
Total land use rights, net	51,755	61,832

The Group recorded amortization expenses for land use rights of RMB1,176, RMB1,177 and RMB1,356 for the years ended December 31, 2022, 2023 and 2024. Estimated amortization expenses of the land use rights for the next five year is RMB1,414 on an annual basis.

12.Leases

Operating leases of the Group mainly include leases of offices, retail stores, delivery and servicing centers.

The components of lease expenses were as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Lease cost
Operating lease cost	451,723	722,947	839,188
Short Term lease cost	111,488	161,382	299,482
Total lease cost	563,211	884,329	1,138,670

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

12.Leases (Continued)

Operating lease cost was recognized as rental expenses in combined and consolidated statements of operations on a straight-line basis over the lease term. For the years ended December 31, 2022,2023 and 2024, there is no sublease income recognized in the combined and consolidated financial statements of the Group.

For the years ended December 31, 2022, 2023 and 2024, the Group entered into several lease contracts with variable lease payments subject to consumer indexes from 3 years to 10 years. The lease payments are not remeasured on the adjustment date, the effect of future increases in consumer indexes are recognized as part of lease-related costs in each year and classified as variable lease costs. The variable lease costs were nil, RMB14,283 and RMB18,476 for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group early terminated some lease agreements relating to delivery centers and offices for the year ended December 31, 2024. The relevant right-of-use assets, at the carrying amount totalled at RMB49,207 and the corresponding operating lease liabilities totalled at RMB59,228 were derecognized, which resulted in a recognized gain of RMB10,021 in other operating income, net.

Supplemental cash flows information related to leases was as follows:

	Year ended December 31,
	2023	2024
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	703,282	849,772
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	1,006,598	437,408

Supplemental balance sheet information related to leases was as follows (in thousands, except lease terms and discount rate):

	As of December 31,
	2023	2024
	RMB	RMB
Operating Leases
Operating lease right-of-use assets, net	2,443,545	2,142,879
Total operating lease assets	2,443,545	2,142,879
Operating lease liabilities, current	665,481	670,678
Operating lease liabilities, non-current	1,807,159	1,491,486
Total operating lease liabilities	2,472,640	2,162,164

	As of December 31,
	2023	2024
Weighted-average remaining lease term
Operating leases	4.9 years	4.5 years
Weighted-average discount rate
Operating leases	3.7%	3.6%

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

12.Leases (Continued)

Maturities of lease liabilities were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Within one year	729,220	751,953
Within a period of more than one year but not more than two years	550,722	515,323
Within a period of more than two years but not more than three years	417,893	311,367
Within a period of more than three years but not more than four years	295,985	229,563
Within a period of more than four years but not more than five years	228,292	153,819
More than five years	574,924	423,949
Total lease commitment	2,797,036	2,385,974
Less: Imputed interest	(324,396)	(223,810)
Total operating lease liabilities	2,472,640	2,162,164
Less: Current operating lease liabilities	(665,481)	(670,678)
Long-term operating lease liabilities	1,807,159	1,491,486

As of December 31, 2024, the Group did not have any lease contracts whose leases had not yet commenced. Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 11 for separate disclosures related to land use right.

13.Long-term investments

The Group’s long-term investments on the consolidated balance sheets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Equity method investments
Guangdong Xinyueneng Semiconductor Co., Ltd. (“Xinyueneng”)	93,528	202,349
Time Geely Power Battery Co., Ltd. (“Time Geely”)	356,274	483,562
Zhejiang Haohan Energy Technology Co., Ltd. (“Zhejiang Haohan”)	9,992	—
Total Long-term Investments	459,794	685,911

In April 2021, the Group injected RMB120,000 into Xinyueneng, a company primarily engaged in integrated circuit chip and product manufacturing, for 40% of its equity interest. In May 2022, the Group injected additional RMB40,000 into Xinyueneng with the equity interests remain the same.

In October and December 2024, the Group disposed of portions of the equity in Xinyueneng for a total consideration of RMB536,000, resulting a gain on disposal of RMB501,506. During the same period, further capital injections from external shareholders triggered a deemed disposal event, from which the Group recognized RMB225,467 gain related to deemed disposal. As of December 31, 2024, the Group held 26.07% of equity interest in Xinyueneng.

In July 2021, the Group acquired 49% equity interest of Time Geely, a company mainly involved in battery production and development, for a total consideration of RMB56,040 from companies under common control. In May 2022, the Group injected RMB196,000 into Time Geely. In July 2024, the Group received a cash dividend distribution of RMB90,846 from Time Geely. As of December 31, 2024, the Group still held 49% of equity interest in Time Geely.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

13.Long-term investments (Continued)

In December 2021, the Group acquired 30% equity interest of Zhejiang Haohan, a company focused on charging pile sales, for a total consideration of RMB8,977 from companies under common control. In May 2022, the Group injected RMB141,000 into Zhejiang Haohan. As some RSUs under 2021 Incentive Plan granted to the employees of Zhejiang Haohan exercised due to the consummation of IPO in May 2024, the Group regarded RMB1,712 as its capital contribution to Zhejiang Haohan. As of December 31, 2024, the Group still held 30% of equity interest in Zhejiang Haohan.

The Group recorded RMB172,787 shares of loss and RMB86,842 and RMB 124,278 in shares of income in equity method investments during years ended December 31, 2022, 2023 and 2024, respectively. The Group did not record any impairment on its long-term investments during the years ended December 31, 2022, 2023 and 2024.

14.Borrowings

Borrowings consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Short-term borrowings	—	30,000
Long-term borrowings, current portion	—	300
Total borrowings, current	—	30,300
Long-term borrowings, non-current portion	—	414,180
Total borrowings, non-current	—	414,180

Short-term bank borrowings

In July 2021, ZTE entered into a one-year facility agreement with Bank of China with maximum borrowing credit of SEK585.5 million (RMB447,483), bearing interest rate determined at Stockholm Interbank Offered Rate plus 2%. The borrowing was guaranteed by a subsidiary of Geely Holding. The facility was fully drawdown and repaid in 2022.

In March 2022, the Group obtained a bank loan in the amount of RMB147,000 from Industrial Bank with a maturity in March 2023 and an interest rate of 3.52%. The loan was guarantee by a subsidiary of the Group and Geely Holding. The Group fully repaid the borrowings in December 2022.

In June 2024, the Group obtained a bank loan in the amount of RMB30,000 from Bank of Industrial and Commercial with a maturity date in June 2025 and an interest rate of 3.0%. The loan was guarantee by a subsidiary of the Group and Geely Holding.

The weighted average interest rate in the year ended December 31, 2024 for the Group’s short-term bank borrowings was 3.0%.

Long-term bank borrowings

The long-term bank borrowings, including current portion, as of December 31, 2023 and 2024 are comprised of:

	As of December 31,
	2023	2024
	RMB	RMB
Borrowing from Bank of Communications	—	299,900
Borrowing from Bank of China	—	114,580
Total	—	414,480

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

14.Borrowings (Continued)

Long-term bank borrowings (Continued)

In April 2024, the Group entered into a loan with Bank of Communications in the total amount of RMB300,000, in which RMB100, RMB100 and RMB299,800 with maturity dates in years ended December 31, 2024, 2025 and 2026, respectively, bearing interest rate determined at one-year Chinese Loan Prime Rate minus 0.37%. The borrowing is guaranteed by a subsidiary of the Group and Geely Holding. The Group recorded RMB100 in short-term borrowings on the consolidated balance sheet upon receiving the loan and has fully repaid the amount in year ended December 31, 2024. As of December 31, 2024, the Group reclassified the borrowings with maturity date less than one year of RMB100 to the current portion.

In May 2024, the Group entered into another loan of RMB114,680 with Bank of China, in which RMB100, RMB200, RMB200 and RMB114,180 with maturity dates in years ended December 31, 2024, 2025, 2026 and 2027, respectively, bearing interest rate determined at one-year Chinese Loan Prime Rate minus 0.50%. The borrowing was guaranteed by a subsidiary of the Group. The Group recorded RMB100 in short-term borrowings on the consolidated balance sheet upon receiving the loan and has fully repaid the amount in year ended December 31, 2024. As of December 31, 2024, the Group reclassified the borrowings with maturity date less than one year of RMB200 to the current portion.

The weighted average interest rates in the year ended December 31, 2024 for the Group’s long-term bank borrowings was 3.04%.

As of December 31, 2024, the Group has obtained term loan credit facilities in the total principal amount of RMB27.6 billion from 18 commercial banks, in which RMB14.6 billion is unused.

15.Notes payable and others

Notes payable and others represent the amount due to the suppliers for purchases of finished products resulting from operating activities, which include short-term commercial acceptance notes mature within one year and short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to suppliers. Notes payable and others also include a letter of credit, which is issued by the bank to facilitate the settlement of the transactions with service providers. Once issued, the bank endorses to pay to the service provider, who is also the letter of credit holder, when the letter of credit matures. The letters of credit are normally settled within twelve months.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

16.Accruals and other current liabilities

Accruals and other current liabilities consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accrued payroll and welfare expenses	1,779,798	2,012,505
Payables for research and development expenses	845,661	1,924,192
Accrued marketing expenses	908,650	876,907
Operating lease liabilities, current	665,481	670,678
Other tax payable	324,560	480,681
Payables for purchase of property, plant and equipment	479,327	382,653
Payable for rental and related expenses	89,393	289,723
Deposits from vendors	118,571	267,074
Warranty provisions	112,894	200,986
Current portion of deferred revenue	132,672	193,941
Advances from customers	162,031	136,792
Accrued Freights payable	25,558	86,051
Others	599,360	956,589
Total	6,243,956	8,478,772

17.Ordinary shares, Convertible preferred shares and Treasury shares

In September 2021, the Company issued 75,882,351 shares of Series Convertible Pre-A Preferred Shares (“Series Pre-A preferred shares”) to external investors at per share subscription price US$3.9535 in exchange for cash consideration of $300,000 (RMB1,935,810, net of issuance costs of RMB1,690).

In January 2022, the Company issued 50,588,234 shares of Series Pre-A Preferred Shares to external investors at a per share subscription price of US$3.9535 in exchange for cash consideration of US$200,000 (RMB1,268,360).

In February 2023, the Company entered into a share purchase agreement with external investors and issued 1,858,342, 133,134,641 and 4,382,686 shares of Series A preferred shares (“Series A Preferred Shares”) accordingly in February, June and August 2023, at a per share subscription price of US$5.3811 in exchange for total cash consideration of US$750,000 (RMB5,375,178, net of issuance costs of RMB2,134).

The key terms of the Series Pre-A Preferred Shares and Series A preferred shares are as follows:

Voting rights

Series Pre-A preferred shares and Series A preferred shares shall vote together with the ordinary shares as a single class on a fully diluted, as converted and as exercised basis.

Dividends

The holders of each Series Pre-A Preferred Shares and Series A preferred shares shall have the right to receive non-cumulative dividends, pari passu with ordinary share, on an as-converted basis, when as and if declared by the Board.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

17.Ordinary shares, Convertible preferred shares and Treasury shares (Continued)

Conversion

The holders of the Series Pre-A Preferred Shares and Series A preferred shares have the right to convert their Series Pre-A Preferred Shares and Series A preferred shares into ordinary shares. In addition, all outstanding Series Pre-A Preferred Shares and Series A preferred shares shall be automatically converted into ordinary shares upon the consummation of a Qualified Initial Public Offering.

The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, subject to adjustments in the event of (i) share splits and combinations of the outstanding ordinary shares, (ii) ordinary Share dividends and distributions; (iii) a dividend or other distribution payable in securities of the Company other than ordinary shares only to the holders of ordinary shares; (iv) reorganization, mergers, consolidations, reclassifications, exchanges, substitutions; (v) certain issuances of shares below the initial conversion price.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event as defined by the Company’s by-law, the proceeds for shareholder distribution should be first to the holders of the Series Pre-A Preferred Shares held thereby, prior to any distribution to the holders of ordinary shares of the Company, at an amount equal to the higher of (i) its Series Pre-A Issue Price (as adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions) plus all dividends declared but unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions) and (ii) the amount which such holder is entitled to in respect of such Series Pre-A Preferred Shares, assuming that all Series Pre-A Preferred Shares are converted into ordinary shares. If there is insufficient asset to make payment of the foregoing amounts in full to all holders of ordinary shares, then such assets shall be distributed among the holders of Ordinary Shares, rateably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

If after the distribution above, there are still remaining assets available for distribution, each of the holders of the then outstanding Series Pre-A Preferred Shares shall be entitled to receive for each Series Pre-A Preferred Share held thereby, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Ordinary Shares, an amount equal to the higher of (i) its Series Pre-A Issue Price (as adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions) plus all dividends declared but unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions) and (ii) the amount which such holder is entitled to in respect of such Series Pre-A Preferred Share, assuming that such Series Pre-A Preferred Share is converted into Ordinary Shares. If there is insufficient asset to make payment of the foregoing amounts in full to all holders of the then outstanding Series Pre-A Preferred Shares, then such assets shall be distributed among such holders simultaneously, ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

In May 2024, in connection with the consummation of IPO, all of the Series Pre-A Preferred Shares and Series A preferred shares were automatically converted to 265,846,254 ordinary shares based on the aforementioned conversion ratio.

Treasury shares represents shares repurchased by the Group that are no longer outstanding and are held by the Group. Treasury shares are accounted for under the cost method. As of December 31, 2024, the Group repurchased 10,930,530 ordinary shares for tax purpose upon the exercise of RSU with an aggregate consideration of RMB186,812, which resulted in an increase of treasury shares by RMB186,812.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

18.Revenue

The following table summarizes the Group’s revenues recognized at a point in time or over time:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue recognized at a point in time	31,824,262	51,483,334	75,768,910
Revenue recognized over time	75,186	189,284	143,741
Total	31,899,448	51,672,618	75,912,651

The Group’s contract liabilities mainly consist of payments received from customers before the transfer of goods and services to its customers. The following table shows a reconciliation in the current reporting period related to accounts receivable and current and non-current contract liabilities:

		Contract
		liabilities,
	Accounts	current and
	receivable	non-current
	RMB	RMB
Balance as of January 1, 2022	24,208	66,527
Increase, net	134,373	358,961
Balance as of December 31, 2022	158,581	425,488
Increase, net	945,869	287,610
Balance as of December 31, 2023	1,104,450	713,098
Increase (decrease), net	639,884	(409,283)
Ending Balance as of December 31, 2024	1,744,334	303,815

Current contract liabilities are reported as accruals and other current liabilities and amount due to related parties on consolidated balance sheets and amounted to RMB288,282, RMB497,729 and RMB241,091 as of December 31, 2022, 2023 and 2024, respectively. The remaining non-current contract liabilities are reported as other non-current liabilities on consolidated balance sheets and amounted to RMB137,206, RMB215,369 and RMB62,724 as of December 31, 2022, 2023 and 2024, respectively.

Revenues with amount of RMB52,639, RMB288,282 and RMB497,729, were recognized in the years ended December 31, 2022, 2023 and 2024, respectively, which were included in the balance of contract liabilities at the beginning of each year.

Remaining unsatisfied performance obligations that will be recognized as revenue by the Group within the following 12 months are RMB241,091 as of December 31, 2024, with the remainder recognized thereafter.

19.Share-based compensation

Compensation expenses recognized for share-based were as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	30,499	12,591	22,692
Selling, general and administrative	59,913	50,812	448,559
Research and development	120,796	72,246	605,333
Total	211,208	135,649	1,076,584

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

19.Share-based compensation (Continued)

2021 Incentive Plan

In August 2021, the Group adopted an incentive plan (“2021 Plan”) which authorizes grants of equity-based awards up to 150,000,000 ordinary shares of the Company to its management, employees and other eligible person of the Group.

In 2021, 2022, 2023 and 2024, the Group granted Restricted Share Units (“RSU”) subject to a 4-year service vesting condition and several vesting conditions related to the operational performance of the Group and the grantee’s individual performance. The operational performance of the Group is based on the Group’s automobile sales volume, market share in the defined segment and EBITDA as specified by the Group. Additionally, the 2021 Plan also include a condition where grantees can only vest upon the occurrence of the Company’s ordinary shares becoming listed securities, which substantially creates a performance condition (“IPO Condition”).

The Group made several grants of RSUs on August 20, 2021 as follows:

●	RSUs of 37,936,800 to its management, employees, and directors.
●	RSUs of 208,000 to the employees of the Group’s equity method investees.
●	RSUs of 18,415,600 to certain employees and management of Geely Auto, Geely Holding and related companies.

The Group made several grants of RSUs on September 30, 2022 as follows:

●	RSUs of 32,472,920 to the management and employees of the Group.
●	RSUs of 599,836 to the employees of the Group’s equity method investees.
●	RSUs of 4,884,400 to certain employees and management of Geely Auto, Geely Holding and related companies.

The Group made several grants of RSUs on June 30, 2023 as follows:

●	RSUs of 16,599,500 to the management and employees of the Group.
●	RSUs of 60,000 to the employees of the Group’s equity method investees.
●	RSUs of 1,295,800 to certain employees and management of Geely Auto, Geely Holding and related companies.

The Group made several grants of RSUs on April 10, 2024 as follows:

●	RSUs of 29,519,364 to the management and employees of the Group.
●	RSUs of 211,444 to the employees of the Group’s equity method investees.
●	RSUs of 2,041,000 to certain employees and management of Geely Auto, Geely Holding and related companies.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

19.Share-based compensation (Continued)

2021 Incentive Plan (Continued)

For RSUs granted to the employees of the Group’s equity method investees, as there is no proportionate funding by the other investors and the Group does not receive any increase in the relative ownership percentage of the equity method investees, the Group measures the RSUs at their grant date fair value and recorded the corresponding amount in additional paid-in capital and long-term investment, according to guidance provided by ASC 323, Stock-Based Compensation Granted to Employees and Nonemployees of an Equity Method Investee.

For RSUs granted to employees and management of Geely Auto, Geely Holding and related companies, the Group measures these RSUs at their grant date fair value and recorded the corresponding amount in additional paid-in capital.

Before the consummation of IPO in May 2024, the Group did not record any compensation expenses for the years ended December 31, 2022 and 2023. Total share-based compensation amounted to RMB1,029,055 (US$ 140,980) relating to 2021 Incentive Plan were recorded for the year ended December 31, 2024. A summary of activities of RSUs for the years ended December 31, 2022, 2023 and 2024 is presented as follows:

		Weighted average
	Number of	grant date
	restricted share	fair value
	units	per share
		RMB
Unvested at January 1, 2022	52,964,800	11.4
Granted	37,957,156	19.1
Vested	—	—
Forfeited	4,894,880	11.4
Unvested at January 1, 2023	86,027,076	14.8
Granted	17,955,300	32.2
Vested	—	—
Forfeited	10,970,645	16.3
Unvested at January 1, 2024	93,011,731	17.9
Granted	31,771,808	14.9
Vested	45,555,414	15.1
Forfeited	14,594,231	18.3
Unvested at December 31, 2024	64,633,894	18.2
Expected to vest at December 31, 2024	46,955,547	18.3

The above fair values of the RSU are determined based on the fair value of the underlying ordinary share of the Company at the date of the grant, which is determined using a hybrid method comprising the probability weighted expected return method and the option pricing method.

The total amount of unrecognized compensation expenses was RMB329,984 (US$45,208), as of December 31, 2024, and is expected to be recognized over a weighted-average period of 2.2 years.

Geely Auto’s Share Incentive Plan

(a)   Service-based options:

On January 15, 2021, certain management, employees and directors of the Group were granted with 63,520,000 share options of Geely Auto by the Group’s shareholder, Geely Auto (“2021 Geely Auto Option Plan”) subject to a 6-year vesting schedule.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

19.Share-based compensation (Continued)

Geely Auto’s Share Incentive Plan (Continued)

(a)   Service-based options: (Continued)

On November 22, 2023, certain management and employees of the Group were granted with 9,300,000 share options of Geely Auto by the Group’s shareholder, Geely Auto (“2023 Geely Auto Option Plan”) subject to a 7-year vesting schedule.

During the years ended December 31, 2023 and 2024, certain employees were transferred between Geely Auto or its related companies and the Group. Prior to their transfer, these employees were granted with unvested share options under 2021 Geely Auto Option Plan when they were employed by the Group, Geely Auto or its related companies. As part of the original option agreement, the terms and conditions per the share option agreement continued to be in effect for these employees subsequent to transfer, provided that these employees continued their employment within subsidiaries of Geely Auto. Net amount of options transferred in during the years ended December 31, 2023 and 2024 is 1,495,000 and 1,570,000, respectively. Then terms of these options are substantially same as those of the options granted in January 2021.

The Group measured the options granted to its management, employees and directors under the 2021 Geely Auto Option Plan and 2023 Geely Auto Option Plan at their grant date fair value and recognized as compensation cost with a corresponding amount recorded in additional paid-in capital.

The Group estimates the fair value of share options granted by Geely Auto using binomial option pricing model. The following table presents the assumptions used to estimate the fair value of the share options granted for the years ended December 31, 2021 and 2023:

	Year ended	Year ended
	December 31, 2021	December 31, 2023
Grant date fair value of the underlying share (HKD per share)	31.2	9.34
Exercise price (HKD per share)	32.7	9.56
Expected term	7 years	8 years
Expected volatility	48.66%	46.20%
Expected dividend yield	2%	1.49%
Risk free rate	0.55%	3.74%
Exercise multiple	2.8	1.5
Expected forfeit rate	8.3%	7.0%

1)Grant date fair value of the underlying share

Closing price of ordinary share of Geely Auto as traded on the Hong Kong Stock Exchange

2)Expected volatility

Expected volatility is assumed based on the historical volatility of Geely Auto in the period equal to the expected life of the grant.

3)	Expected Term

The expected term was the life of options extracted from option agreements.

4)	Risk-free rate

Risk-free rate was estimated based on yield curve of Hong Kong Government Debt yield as at the grant date.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

19.Share-based compensation (Continued)

Geely Auto’s Share Incentive Plan (Continued)

(a)   Service-based options: (Continued)

5)	Expected dividend yield

The expected dividend yield was estimated by Geely Auto based on its expected dividend policy over the expected term of the options.

6)	Exercise multiple

Assumption on exercise multiple is made with reference to academic research.

7)	Expected forfeiture rate (per annum):

Employee forfeiture rate was estimated by the management using employee resignation statistics.

A summary of activities of the service-based options for years ended December 31, 2023 and 2024 is presented as follows:

			Weighted	Weighted
		Weighted	average	average
	Number of	average exercise	remaining	grant date	Aggregate
	options	price	contractual term	fair value	intrinsic value
		RMB	Years	RMB	RMB
Outstanding at January 1, 2022	56,420,000	27.3	6.0	10.0	—
Granted	—	—
Transferred	5,330,000	27.3		10.0
Exercised	—	—
Forfeited	8,320,000	27.3		10.0
Outstanding at January 1, 2023	53,430,000	27.3	5.0	10.0	—
Granted	9,300,000	8.7		3.9
Transferred	1,495,000	26.1		9.6
Exercised	—	—
Forfeited	2,150,000	27.3		10.0
Outstanding at January 1, 2024	62,075,000	24.5	4.6	9.1	—
Granted	—	—
Transferred	1,570,000	10.5		4.5
Exercised	117,750	8.7		3.9
Forfeited	1,610,000	19.2		7.3
Outstanding at December 31, 2024	61,917,250	24.3	3.6	9.0	51,221,400

Expected to vest at December 31, 2024	57,621,519	24.3	3.6	8.9	47,609,041
Exercisable at December 31, 2024	22,217,500	26.1	3.2	9.6	7,159,939

Total share-based compensation amounted to RMB147,768, RMB101,092 and RMB89,972 relating to Geely Auto Service - based options were recorded for the years ended December 31, 2022, 2023 and 2024, respectively. The total amount of unrecognized compensation expenses was RMB111,059 (US$15,215) as of December 31, 2024, and is expected to be recognized over a weighted-average period of 2.7 years.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

19.Share-based compensation (Continued)

Geely Auto’s Share Incentive Plan (Continued)

(b)   Performance-based restricted share units (“RSU”):

Certain management, employees and directors of the Group were granted with Geely Auto’s ordinary share by Geely Auto (“Geely Auto RSU Plan”). The Geely Auto RSU Plan contains service condition and vesting conditions related to the operation results of the Geely Auto and the grantee’s individual performance, the operation performance of the Geely Auto is based on the Geely Auto’s automobile sales volume, market share and net profit as specified by Geely Auto. A total of 9,128,000 RSUs were granted to the Group’s management, employees and directors in August 2021 with a service vesting schedule of 4 years.

During the years ended December 31, 2023 and 2024, certain employees were transferred between Geely Auto or its related companies and the Group. These employees were granted with RSUs under Geely Auto RSU Plan when they were employed by the Group, Geely Auto or related parties. The terms and conditions of the unvested RSU are continued in effect after the transfer, provided that these employees continued their employment within subsidiaries of Geely Auto as part of the original grant agreements. Net amount of RSUs transferred in during the year ended December 31, 2023 and 2024 is 178,000 and 221,250, respectively. The terms of these RSU are substantially same as those of the RSU granted in August 2021.

A summary of activities of the performance-based RSUs for the years ended December 31, 2023 and 2024 is presented as follows:

	Number of	Weighted average
	restricted share	grant date
	units	fair value per share
		RMB
Unvested at January 1, 2022	8,395,805	22.3
Granted	—	—
Transferred	2,224,000	22.3
Vested	2,411,489	22.3
Forfeited	720,316	22.3
Unvested at January 1, 2023	7,488,000	22.3
Granted	—	—
Transferred	178,000	22.3
Vested	503,000	22.3
Forfeited	2,309,000	22.3
Unvested at January 1, 2024	4,854,000	22.3
Granted	—	—
Transferred	221,250	22.3
Vested	477,450	22.3
Forfeited	2,152,800	22.3
Unvested at December 31, 2024	2,445,000	22.3
Expected to vest at December 31, 2024	443,378	22.3

The total share compensation of RMB63,440 and RMB34,557 relating to Geely Auto RSU were recorded for the years ended December 31, 2022 and 2023, respectively. The total share compensation of RMB42,443 relating to Geely Auto RSU were reversed for the year ended December 31, 2024. The total amount of unrecognized compensation expenses as of December 31, 2024 were RMB1,651, and is expected to be recognized over a weighted-average period of 0.6 years.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

20.Income tax

Cayman Islands (“Cayman”)

ZEEKR Intelligent Technology Holding Limited is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, ZEEKR Intelligent Technology Holding Limited is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands Taxation (“BVI”)

ZEEKR Technology Innovation Limited is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, ZEEKR Technology Innovation Limited is not subject to income tax.

Hong Kong (“HK”)

ZEEKR Technology Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. For the years ended December 31, 2022, 2023 and 2024, ZEEKR Technology Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The People’s Republic of China

Under the PRC Enterprise Income Tax Law, the statutory income tax rate is 25%, and the enterprise income tax rate will be reduced to 15% for state-encouraged High and New Technology Enterprises (“HNTEs”). Ningbo Viridi is certified as an HNTE from 2020 to 2025. Zeekr Research and Development had been qualified as HTNE since 2024 and is also entitled to enjoy 15% preferential income tax rate.If an HNTE fails to meet the criteria for being an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in the given year, and must instead use the uniform enterprise income tax rate of 25%. Other Chinese entities within the Group besides Ningbo Viridi and Zeekr Research and Development are subject to the statutory rate of 25%.

According to a policy promulgated by the PRC State Tax Bureau, effective from 2018 onwards, enterprises engaged in research and development activities are entitled to claim 175% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year (“Super Deduction”). From January 1, 2021, manufacturing enterprises engaged in research and development activities are entitled to a 200% claim for the aforementioned research and development expenses. From January 1, 2023, 200% claim for the aforementioned research and development expenses is applicable to all enterprises expect industries in negative list.

Sweden

The Company’s subsidiaries incorporated in Sweden are subject to income tax at a standard rate of 20.6% in 2022, 2023 and 2024.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

20.Income tax (Continued)

Netherlands

The Company’s subsidiaries incorporated in Netherlands are subject to income tax at a standard rate of 25.8% in 2023 and 2024.

(Loss) income before income tax expense and share of income (loss) in equity method investments consists of:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
PRC	(7,480,164)	(8,302,693)	(5,397,006)
Netherlands	—	(107,145)	(434,291)
Sweden	131,098	119,064	89,231
Others	7,254	1,854	3,891
Total	(7,355,091)	(8,288,920)	(5,738,175)

Current and deferred income tax expense for the years ended December 31, 2022, 2023 and 2024 were RMB127,268, RMB62,113 and RMB176,752.

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31,2022, 2023 and 2024 are as follows:

	Year Ended December 31,
	2022	2023	2024
Statutory income tax rate	25.0%	25.0%	25.0%
Non-deductible expenses	(0.8)%	(0.3)%	(1.3)%
Additional tax deduction for qualified research and development expenses	0.9%	1.7%	5.0%
Non-taxable income	—%	0.4%	0.8%
Tax effect of preferential tax rate	0.8%	(0.3)%	(11.1)%
Effect of changes in tax rates	—%	—%	(20.4)%
Effect on tax rates in different tax jurisdiction	0.1%	(0.6)%	0.1%
Change in valuation allowance	(27.8)%	(27.2)%	0.7%
Others	0.1%	0.5%	(1.9)%
Income tax expense	(1.7)%	(0.8)%	(3.1)%

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense	96,321	103,865	381,407
Deferred income tax expense/(benefit)	30,947	(41,752)	(204,655)
Total	127,268	62,113	176,752

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

20.Income tax (Continued)

The Group’s deferred tax assets and liabilities as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
Net operating loss carry-forwards	1,339,819	1,657,491
Development Expense	3,419,526	2,876,708
Accrued expenses	355,956	520,494
Inter-group unrealized profits	194,486	227,014
Depreciation and amortization	150,217	371,642
Others	6,415	26,499
Valuation allowance	(5,380,024)	(5,339,883)
Total deferred tax assets, net of valuation allowance	86,395	339,965
Deferred tax liabilities:
Disposal of an associate	—	52,847
Others	8,337	4,405
Total deferred tax liabilities	8,337	57,252
Net deferred tax assets	78,058	282,713
Analysis as:
Deferred tax assets	86,395	339,965
Deferred tax liabilities	8,337	57,252
Net deferred tax assets	78,058	282,713

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
The aggregate effect	(63,325)	—	(179,435)
Per share effect – basic and diluted	(0.03)	—	(0.08)

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets. Valuation allowances are established for deferred tax assets based on a more likely than not threshold.

The Group has assessed and considered that the deferred tax assets for certain subsidiaries are more-likely-than-not to be utilized in the future. The valuation allowance provided against the deferred tax assets as of December 31, 2022, 2023 and 2024 were RMB3,151,394, RMB5,380,024 and RMB5,339,883.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

20.Income tax (Continued)

Valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	1,061,275	3,151,394	5,380,024
Additions	2,090,119	2,228,630	1,226,423
Reversals	—	—	(1,266,564)
Balance at end of the year	3,151,394	5,380,024	5,339,883

As of December 31, 2024, the accumulated net operating loss of RMB7,292.0 million of the Group’s subsidiaries incorporated in PRC can be carried forward to offset future taxable income. The accumulated net operating loss incurred by Chinese entities will be expired from 2027 to 2030.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2024.

Pillar Two model rules

The Organization for Economic Co-operation and Development (“OECD”) published Pillar Two model rules in December 2021, with the effect that a jurisdiction may enact domestic tax laws (“Pillar Two legislation”) to implement the Pillar Two model rules on a globally agreed common approach. Pillar Two legislation applies to a member of a multinational group within the scope of the Pillar Two model rules, which the Group is reasonably expected to fall into. It imposes a top-up tax on profits arising in a jurisdiction whenever the effective tax rate determined by the Pillar Two model rules on a jurisdictional basis is below a minimum rate of 15%. The Group has reviewed its corporate structure in light of the introduction of Pillar Two model rules in various jurisdictions. While such new rules introduce complexity into the Group’s calculation of income tax expense, Pillar Two does not have a material impact to the Group’s tax expense in 2024. Due to the novelty and complexity of Pillar Two, the Group continues to monitor for advancements and further guidance on Pillar Two rules, considering impacts of such developments on its tax expense.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

21.Related party balances and transactions

The principal related parties with which the Group had material transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Geely Automobile Holdings Limited (“Geely Auto”)	Shareholder of the Company
Zhejiang Geely Holding Group Company Limited (“Geely Holding”)	Shareholder of the Company
Subsidiaries of Geely Auto	Companies controlled by the Geely Auto
Affiliates of Geely Auto	Companies significantly influenced by the Geely Auto
Subsidiaries of Geely Holding	Companies controlled by the Geely Holding, excluding Geely Auto and its subsidiaries
Affiliates of Geely Holding	Companies significantly influenced by Geely Holding
Entities controlled by ultimate shareholders	Companies controlled by shareholders of Geely holding
Affiliates of entity controlled by ultimate shareholders	Companies significantly influenced by entity controlled by ultimate shareholders
Zhejiang Haohan, Time Geely and Xinyueneng	Equity investees of the Group

(a)The Group entered into the following significant related party transactions and had the following balances with its related parties:

		Year Ended December 31,
Nature of transactions	Relationship with the Group	2022	2023	2024
		RMB	RMB	RMB
Revenue from vehicle sales	Geely Holding	1,350	5,234	698
	Subsidiaries of Geely Auto	2,649	5,072	120,438
	Subsidiaries of Geely Holding	6,030	18,488	2,658
	Affiliates of Geely Holding	28	60,631	—
	Entities controlled by ultimate shareholders	44,539	3,674	25,517
	Affiliates of entity controlled by ultimate shareholders	—	—	1,049,299
	Equity Investees of the Group	249	2,200	—
		54,845	95,299	1,198,610

Revenue of research and development and other services	Geely Auto	—	—	141
	Geely Holding	156	363,181	168,054
	Subsidiaries of Geely Auto	7,755	1,776	163,522
	Affiliates of Geely Auto	87,020	522,292	657,308
	Subsidiaries of Geely Holding	1,636,799	2,082,185	1,447,201
	Affiliates of Geely Holding	19,598	50,526	343,084
	Entities controlled by ultimate shareholders	3,660	1,608	—
	Affiliates of entity controlled by ultimate shareholders	330	268	7,270
	Equity Investees of the Group	1,756	—	—
		1,757,074	3,021,836	2,786,580

Revenue of sales of batteries and other components	Subsidiaries of Geely Auto	1,802,779	3,262,575	2,077,267
	Affiliates of Geely Auto	1,663,519	2,730,324	6,422,130
	Subsidiaries of Geely Holding	6,410,920	8,435,631	7,990,028
	Affiliates of Geely Holding	—	26,206	159,628
	Entities controlled by ultimate shareholders	256,155	—	14,743
	Equity Investees of the Group	102,490	117	8
		10,235,863	14,454,853	16,663,804

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

21.Related party balances and transactions (Continued)

(a)The Group entered into the following significant related party transactions and had the following balances with its related parties: (Continued)

		As of December 31,
Nature of balances	Relationship with the Group	2023	2024
		RMB	RMB
Amounts due from related parties relating to operating activities	Geely Auto	—	462
	Geely Holding	589	12,624
	Subsidiaries of Geely Auto	543,298	749,294
	Affiliates of Geely Auto	2,301,831	1,313,131
	Subsidiaries of Geely Holding	3,896,237	3,646,546
	Affiliates of Geely Holding	281,061	328,923
	Entities controlled by ultimate shareholders	284	24,132
	Affiliates of entity controlled by ultimate shareholders	2,523	9,036
	Equity Investees of the Group	8,923	35,959
		7,034,746	6,120,107

Amounts due from related parties relating to disposal of PPE	Subsidiaries of Geely Holding	122,115	—

The movement of allowance for uncollectible accounts receivables generated from related parties and recorded as amounts due from related parties for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Beginning of the year	13,232	9,276	4,271
Provision of allowance for credit loss	—	—	43,441
Reversal of allowance for credit loss	(3,956)	(5,005)	(12,244)
End of the year	9,276	4,271	35,468

		Year Ended December 31,
		2022	2023	2024
		RMB	RMB	RMB
Loans and advances to related parties	Subsidiaries of Geely Auto(1)	26,223	—	—
	Equity Investees of the Group(2)	—	100,000	—
		26,223	100,000	—
(1)	Advances to related parties are non - interest bearing and due on demand.
(2)	On January 13, 2023 a subsidiary of the Group entered into a twelve - month loan of RMB100,000 with an equity investee of the Group, bearing the annual interest rate of 3.65%. On September 5, 2024 the loan of RMB 100,000 was fully repaid.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

21.Related party balances and transactions (Continued)

(a)The Group entered into the following significant related party transactions and had the following balances with its related parties: (Continued)

		Year Ended December 31,
Nature of transactions	Relationship with the Group	2022	2023	2024
		RMB	RMB	RMB
Purchases of vehicles and vehicle related parts	Subsidiaries of Geely Auto(1)	—	—	938,462
	Affiliates of Geely Auto(1)	—	4,244,910	1,964,618
	Subsidiaries of Geely Holding(1)	18,605,099	25,550,683	44,179,420
	Equity Investees of the Group	196,570	147,501	154,551
		18,801,669	29,943,094	47,237,051

Purchase of batteries and other components related	Subsidiaries of Geely Auto	—	13,190	410
	Subsidiaries of Geely Holding	—	3,214,878	4,398,658
	Affiliates of Geely Holding	—	273,875	—
	Affiliates of entity controlled by ultimate shareholders	—	5,911	35
	Equity Investees of the Group	—	21,292	64,881
		—	3,529,146	4,463,984

Purchases of property and equipment	Geely Holding	4	—	—
	Subsidiaries of Geely Auto	19,950	26,458	18,319
	Affiliates of Geely Auto	261	10	10
	Subsidiaries of Geely Holding	76,093	63,810	72,019
	Affiliates of Geely Holding	—	13,086	1,417
	Entities controlled by ultimate shareholders	10,480	28,534	20,178
	Equity Investees of the Group	14,486	9,026	4,679
		121,274	140,924	116,622

Purchases of services	Geely Auto	—	—	1,487
	Geely Holding	946	8,356	12,133
	Subsidiaries of Geely Auto	485,390	224,795	1,383,233
	Affiliates of Geely Auto	48,210	110,180	193,391
	Subsidiaries of Geely Holding	2,456,325	2,744,748	902,192
	Affiliates of Geely Holding	2,851	—	22,739
	Entities controlled by ultimate shareholders	78,933	121,001	396,737
	Affiliates of entity controlled by ultimate shareholders	719	29,322	504,895
	Equity Investees of the Group	3,041	27,559	182,319
		3,076,415	3,265,961	3,599,126

Interest expense	Geely Holding	11,976	2,926	—
	Subsidiaries of Geely Auto	—	2,680	—
	Subsidiaries of Geely Holding	187,435	169,636	36,673
	Equity Investees of the Group	—	762	—
		199,411	176,004	36,673
(1)	The Group has entered into cooperation framework arrangements with Ningbo Hangzhou Bay Geely Auto Parts Co., Ltd. (“Zeekr Factory”), and Zhejiang Jirun Meishan Automobile Parts Co., Ltd. (“Meishan Factory”), subsidiaries of Geely Holding, Sichuan Lynk&Co Automobile Manufacturing Co., Ltd (“Chengdu Factory”), an affiliate of Geely Auto, and Zhejiang Jirun Automobile Co.,Ltd (“Chunxiao Factory”), a subsidiary of Geely Auto, for the manufacturing of Zeekr Models. The Group purchased vehicles at a price made up of costs of direct materials, overheads plus fixed mark-ups.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

21.Related party balances and transactions (Continued)

(a)The Group entered into the following significant related party transactions and had the following balances with its related parties: (Continued)

		As of December 31,
Nature of balances	Relationship with the Group	2023	2024
		RMB	RMB
Amounts due to related parties relating to operating activities	Geely Auto	—	1,908
	Geely Holding	4,417	5,790
	Subsidiaries of Geely Auto	400,079	1,059,107
	Affiliates of Geely Auto	1,914,689	217,232
	Subsidiaries of Geely Holding(1)	13,569,206	12,948,159
	Affiliates of Geely Holding	331,400	23,578
	Entities controlled by ultimate shareholders	51,965	85,617
	Affiliates of entity controlled by ultimate shareholders	11,460	15,198
	Equity Investees of the Group	54,362	108,812
		16,337,578	14,465,401

Amounts due to related parties relating to financing activities	Subsidiaries of Geely Holding(2)	1,100,000	—

Amounts due to related parties in connection with acquisition of long-term investments and purchases of property and equipment	Subsidiaries of Geely Auto	1,028	16,907
	Subsidiaries of Geely Holding	17,296	27,320
		18,324	44,227
(1)	As of December 31, 2023 and 2024, RMB11,970,679 and RMB11,833,393 were recorded in relation to the purchase of vehicles, respectively.
(2)	On November 30, 2022, the Group through a subsidiary entered into another ten-year loan of RMB1.6 billion with a subsidiary of Geely Holding and repaid RMB400,000 and RMB100,000 in June and July 2023, respectively. The ten-year loans bear the annual interest rate of 4.5%. In 2024, the Group has fully repaid all the remaining RMB1,100,000 with no outstanding balance as of December 31, 2024.

22.Loss per share

	Year Ended December 31,
	2022	2023	2024
Numerator
Net loss from consolidated entities	(7,651,854)	(8,264,191)	(5,790,649)
Net income in Ningbo Viridi attributable to NCI	278,633	82,789	632,921
Net loss of Zeekr attributable to ordinary shareholders	(7,930,487)	(8,346,980)	(6,423,570)
Denominator
Weighted average number of ordinary shares outstanding-basic and diluted	2,000,000,000	2,000,000,000	2,353,015,830
Basic net loss per share attributable to ordinary shareholders	(3.97)	(4.17)	(2.73)
Diluted net loss per share attributable to ordinary shareholders	(3.97)	(4.17)	(2.73)

Net loss from consolidated entities represents net loss generated by each entity acquired as part of the Reorganization since the dates of their respective acquisitions.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

22.Loss per share (Continued)

For the years ended December 31, 2022, 2023 and 2024, the following restricted share units and convertible Series Pre-A Preferred Shares were excluded from the calculation of diluted net loss per share, as their inclusion would have been anti-dilutive for the period prescribed.

	Year Ended December 31,
	2022	2023	2024
	Number	Number	Number
Shares issuable upon exercise of restricted share units	86,027,076	93,011,731	64,633,894
Series Pre-A preferred shares	126,470,585	126,470,585	—
Series A Preferred Shares	—	139,375,669	—

23.Segment reporting

The Company continually monitors and reviews its segment reporting structure in accordance with Topic 280 to determine whether any changes have occurred that would impact its reportable segments.

The Chief Executive Officer is identified as the chief operating decision maker (CODM).

The Group reports segment information based on the management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Group’s reportable segments. The Group organized its operations into three segments:

Zeekr Segment: Consists of the vehicle operations and distribution located domestically and overseas, and certain electric vehicle research and development services primarily operate within PRC.

Viridi Segment: Consists of the batteries and other components manufacturing operations located in PRC, with batteries and other component distributed to Europe and PRC. Viridi segment also provides research and development services on batteries within PRC.

ZTE Segment: Consists of research and development operation located in Sweden, with service delivered primarily to related parties in China.

The Group evaluates the performance of its reportable segments and decides to allocate resources (including employees and financial or capital resources) based on segment gross profits. Segment gross profit for each segment includes net revenues, cost of revenues directly attributable to the segment. The Group does not include intercompany transfers between segments for management reporting purposes.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

23.Segment reporting (Continued)

The table below provides a summary of the Group’s reportable segment results for the year ended December 31, 2022.

	Year Ended December 31, 2022
	Zeekr	Viridi	ZTE
	Segment	Segment	Segment	Total
Revenue from external customers	20,577,054	10,391,787	930,607	31,899,448
Intersegment revenues(1)	52,987	2,407,337	1,509,320	3,969,644
	20,630,041	12,799,124	2,439,927	35,869,092
Reconciliation of revenue
Elimination of intersegment revenues				(3,969,644)
Total consolidated revenues				31,899,448
Less:
Cost of revenue(2)	19,587,442	11,628,709	1,958,945	33,175,096
Segment gross profit	1,042,599	1,170,415	480,982	2,693,996

Reconciliation of segment gross profit
Total segment gross profit				2,693,996
Research and development expense				(5,446,320)
Selling, general and administrative expense				(4,245,317)
Other operating income, net				67,764
Interest expense				(283,731)
Interest income				112,142
Other (expenses) income, net				(31,679)
Elimination of intersegment profits				(221,946)
Loss before income tax expense and share of losses in equity method investments				(7,355,091)

Other segment disclosures(3)
Research and development expense	(5,554,174)	(111,521)	—	(5,665,695)
Selling, general and administrative expense	(3,628,867)	(432,271)	(184,179)	(4,245,317)

The table below provides a summary of the Group’s reportable segment results for the year ended December 31, 2023.

	Year Ended December 31, 2023
	Zeekr	Viridi	ZTE
	Segment	Segment	Segment	Total
Revenue from external customers	35,614,648	15,268,315	789,655	51,672,618
Intersegment revenues(1)	—	2,934,885	1,469,472	4,404,357
	35,614,648	18,203,200	2,259,127	56,076,975
Reconciliation of revenue
Elimination of intersegment revenues				(4,404,357)
Total consolidated revenues				51,672,618
Less:
Cost of revenue(2)	29,822,710	17,248,985	1,994,036	49,065,731
Segment gross profit	5,791,938	954,215	265,091	7,011,244

Reconciliation of profit or loss (segment gross profit)
Total segment gross profit				7,011,244
Research and development expense				(8,369,207)
Selling, general and administrative expense				(6,920,561)
Other operating income, net				261,188
Interest expense				(256,081)
Interest income				94,624
Other (expenses) income, net				50,587
Elimination of intersegment profits				(160,714)
Loss before income tax expense and share of losses in equity method investments				(8,288,920)

Other segment disclosures(3)
Research and development expense	(8,027,863)	(258,396)	—	(8,286,259)
Selling, general and administrative expense	(6,212,764)	(549,456)	(158,341)	(6,920,561)

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

23.Segment reporting (Continued)

The table below provides a summary of the Group’s reportable segment results for the year ended December 31, 2024.

	Year Ended December 31, 2024
	Zeekr	Viridi	ZTE
	Segment	Segment	Segment	Total
Revenue from external customers	58,051,686	17,029,492	831,473	75,912,651
Intersegment revenues(1)	530,456	981,952	1,518,871	3,031,279
	58,582,142	18,011,444	2,350,344	78,943,930
Reconciliation of revenue
Elimination of intersegment revenues				(3,031,279)
Total consolidated revenues				75,912,651
Less:
Cost of revenue(2)	48,633,475	15,624,844	1,848,630	66,106,949
Segment gross profit	9,948,667	2,386,600	501,714	12,836,981

Reconciliation of profit or loss (segment gross profit)
Total segment gross profit				12,836,981
Research and development expense				(9,720,213)
Selling, general and administrative expense				(9,647,404)
Other operating income, net				459,743
Interest expense				(69,906)
Interest income				171,030
Investment income				726,973
Other (expenses) income, net				(105,849)
Elimination of intersegment profits				(389,530)
Loss before income tax expense and share of losses in equity method investments				(5,738,175)

Other segment disclosures(3)
Research and development expense	(9,314,259)	(1,021,330)	(35,603)	(10,371,192)
Selling, general and administrative expense	(8,666,793)	(646,905)	(333,706)	(9,647,404)
(1)

Included in the revenue recorded by the Viridi Segment above, sales of battery packs and components were made to Zeekr Factory and the Chengdu Factory for the manufacturing of Zeekr models on an OEM basis in the amount of RMB2,402,657, RMB2,871,045 and RMB662,124 for the years ended 31, 2022, 2023 and 2024, respectively.

(2)	Cost of revenue is easily computable and the only significant segment expense.
(3)	The other segment disclosures are the items regularly provided to the CODM but not be included in the segment gross profit. Intersegment expenses are included within the amounts shown.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

23.Segment reporting (Continued)

The table below provides a summary of the Group’s reportable segment assets as of December 31, 2022, 2023 and 2024:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Total Assets
Zeekr Segment	9,618,203	16,746,231	24,393,390
Viridi Segment	9,708,876	12,058,165	11,291,598
ZTE Segment	3,567,993	3,189,275	2,701,888

The following tables represent revenues by geographic area based on the sales location:

	Year Ended December 31, 2022
	China	Europe	Other
	RMB	RMB	RMB
Vehicle	19,671,247	—	—
Batteries and other components	7,463,851	2,759,550	94,421
Research and development and others	1,713,272	44,017	153,090
Total	28,848,370	2,803,567	247,511

	Year Ended December 31, 2023
	China	Europe	Other
	RMB	RMB	RMB
Vehicle	32,889,346	44,315	978,101
Batteries and other components	10,388,319	4,194,542	109,756
Research and development and others	2,697,682	368,166	2,391
Total	45,975,347	4,607,023	1,090,248

	Year Ended December 31, 2024
	China	Europe	Other
	RMB	RMB	RMB
Vehicle	52,035,381	729,442	2,550,483
Batteries and other components	11,166,201	5,581,185	46,432
Research and development and others	3,297,411	471,356	34,760
Total	66,498,993	6,781,983	2,631,675

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

23.Segment reporting (Continued)

The following table summarized the Group’s long-term assets, including property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and other non-current asset by geographical region:

	Year Ended December 31, 2023
	China	Sweden	Other
	RMB	RMB	RMB
Total long-term assets	5,248,201	706,906	139,095

	Year Ended December 31, 2024
	China	Sweden	Other
	RMB	RMB	RMB
Total long-term assets	5,675,293	656,404	155,562

Other than China, there were no countries that individually represented more than 10% of the total revenue for the years ended December 31, 2022, 2023 and 2024. Other than China and Sweden, there were no countries that individually represented more than 10% of the total long-lived assets as of December 31, 2023 and 2024.

24.Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB675,655, RMB915,984 and RMB 1,181,802 for the years ended December 31, 2022, 2023 and 2024, respectively

Employees of ZTE are entitled to certain health and welfare insurances pursuant to the Swedish collective bargaining agreement, including disability and life insurances. There are also defined contribution plans for all employees, and the direct pension for certain management. The Group has no legal obligation for the benefits beyond the contribution made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB324,868, RMB292,198 and RMB304,630 for the years ended December 31, 2022, 2023 and 2024, respectively.

25.Restricted net assets

The Group’s ability to pay dividends may depend on the Group receiving distributions of funds from its PRC subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

In accordance with the Company law of the PRC, a domestic enterprise is required to provide statutory reserves of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the Board of Directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Group’s PRC subsidiary was established as domestic invested enterprise and therefore is subject to the above mentioned restrictions on distributable profits.

The appropriation to these reserves by the Group’s PRC entities were RMB51,504 and RMB24,444 for the years ended December 31, 2023 and 2024, respectively. The accumulated reserves as of December 31, 2023 and 2024 were RMB51,504 and RMB75,948, respectively.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

25.Restricted net assets (Continued)

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends, as general reserve fund, the Group’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Group.

Foreign exchange and other regulations in the PRC may further restrict the Group’s PRC subsidiary from transferring funds to the Group in the form of dividends, loans and advances. As of December 31, 2024, amounts restricted are the paid-in capital and additional paid-in capital of the Group’s PRC subsidiaries, which amounted to RMB11,481,519.

26.Commitments and contingencies

(a)Capital expenditure commitments

Other than the capital commitments related to the acquisition of Lynk&Co described in Note 27, the Group’s capital expenditure commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the combined and consolidated financial statements are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Less than one year	227,875	36,483
One to three years	146,227	88,878
Four to five years	13,752	—
Total	387,854	125,361

(b)   Contingencies

The Group is subject to periodic legal or administrative proceeding in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

27.Subsequent events

Strategic Integration Transactions with Geely Group

On February 14, 2025 (“the Closing Date”), the Group acquired 30% equity interest of Lynk&Co from Volvo Car (China) Investment Co., Ltd. and 20% from Geely Holding at total consideration of RMB 5.4 billion (US$739.8 million) and RMB3.6 billion (US$493.2 million), respectively. Additionally, the Group subscribed to an increase in Lynk&Co’s registered capital for a subscription price of RMB367 million (US$ 50 million). Following the equity transfer and capital injection, Lynk&Co is owned as to 51% by the Group and 49% by a Subsidiary of Geely Auto. On the Closing Date, the Group settled RMB6.7 billion (US$ 913.4 million) of the transaction consideration and planned to settle the rest consideration within twelve months.

On January 26, 2025, the Company entered into a mergers and acquisitions financing agreement (the “M&A financing Agreement”) with several banks. The total whole loan is RMB5.6 billion, in which RMB850 million, RMB800 million, RMB1,000 million, RMB1,100 million, RMB1,200 million and RMB670 million with maturity dates in years ended December 31, 2027, 2028, 2029, 2030, 2031, and 2032, respectively. The agreement bears interest at weighted interest rate appropriately of 2.67%, and the borrowing is guaranteed by Geely Holding. Proceeds from the agreement were used to provide financing for the acquisition of Lynk&Co., and to pay fees and expenses associated with the transaction.

FINANCIAL STATEMENTS SCHEDULE I — FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note 2d)
ASSETS
Current assets:
Cash and cash equivalents	225,908	646,933	88,629
Other current assets	25,641	2,284	313
Amounts due from subsidiaries	7,012	52,343	7,171
TOTAL ASSETS	258,561	701,560	96,113
LIABILITIES
Current liabilities:
Amounts due to subsidiaries	—	245,411	33,621
Amounts due to related parties	—	172	24
Accruals and other current liabilities	8,488	16,721	2,291
Non-current liabilities:
Deficits of investments in subsidiaries	9,881,460	12,177,793	1,668,351
TOTAL LIABILITIES	9,889,948	12,440,097	1,704,287
SHAREHOLDERS’ DEFICIT
Ordinary shares	2,584	3,361	460
Preferred shares	362	—	—
Additional paid-in capital	11,213,798	15,757,089	2,158,712
Treasury shares	—	(186,812)	(25,593)
Accumulated deficits	(20,865,686)	(27,289,256)	(3,738,613)
Accumulated other comprehensive loss	17,555	(22,919)	(3,140)
Total shareholders’ deficit	(9,631,387)	(11,738,537)	(1,608,174)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	258,561	701,560	96,113

FINANCIAL STATEMENTS SCHEDULE I — FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2d)
General and administrative	(1,800)	(11,237)	(49,702)	(6,809)
Loss from operations	(1,800)	(11,237)	(49,702)	(6,809)
Interest income	6,268	25,513	36,417	4,989
Other (expenses) income, net	1,826	54,782	20,084	2,752
Income before income tax expense	6,294	69,058	6,799	932
Equity in loss of subsidiaries	(7,940,073)	(8,416,038)	(6,430,369)	(880,957)
Net loss	(7,933,779)	(8,346,980)	(6,423,570)	(880,025)
Other comprehensive income(loss), net of tax of nil:
Foreign currency translation adjustment, net tax of nil	14,556	49,765	(40,474)	(5,545)
Total other comprehensive income(loss)	14,556	49,765	(40,474)	(5,545)
Total Comprehensive loss	(7,919,223)	(8,297,215)	(6,464,044)	(885,570)

FINANCIAL STATEMENTS SCHEDULE I — FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2d)
Cash flows from operating activities
Net loss	(7,933,779)	(8,346,980)	(6,423,570)	(880,025)
Loss from equity method investments	7,940,073	8,416,038	6,430,369	880,957
Foreign exchange loss (income)	(50,875)	—	—	—
Changes in operating assets and liabilities net of effect of acquisitions:
Amounts due from subsidiaries	(5,803)	5,803	(45,331)	(6,210)
Other current assets	(3,562)	(22,079)	23,357	3,200
Amounts due to subsidiaries	—	—	58,599	8,028
Amounts due to related parties	—	—	172	24
Accrued expenses and other current liabilities	1,241	7,247	8,233	1,128
Net cash provided by (used in) operating activities	(52,705)	60,029	51,829	7,102
Cash flows from investing activities
Loans and advances to subsidiaries	(571,259)	(9,438)	—	—
Repayments of loans and advances to subsidiaries	—	633,526	—	—
Investments in subsidiaries	(2,540,000)	(5,861,813)	(3,101,648)	(424,925)
Net cash used in investing activities	(3,111,259)	(5,237,725)	(3,101,648)	(424,925)
Cash flows from financing activities
Proceeds from initial public offering (net of issuance costs of RMB 79,138 for the year ended December 31, 2024)	—	—	3,465,344	474,750
Proceeds from issuance of preferred shares (net of issuance costs of RMB1,690, RMB2,134 and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	1,268,360	5,373,044	—	—
Net cash provided by financing activities	1,268,360	5,373,044	3,465,344	474,750
Net increase (decrease) in cash and cash equivalents	(1,895,604)	195,348	415,525	56,927
Cash, cash equivalents at beginning of year	1,907,283	64,444	225,908	30,949
Effect of exchange rate changes on cash and cash equivalents	52,765	(33,884)	5,500	753
Cash, cash equivalents at end of year	64,444	225,908	646,933	88,629
Supplementary disclosure of non-cash financing activities:
Amounts due to subsidiaries in connection with the repurchased ordinary shares for tax purpose (see note 17)	—	—	186,812	25,593

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTES TO SCHEDULE I

1)

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited combined and consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2)

The condensed financial information has been prepared using the same accounting policies as set out in the combined and consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Deficit of investment in subsidiaries” and the subsidiaries’ profit or loss as “Equity in income(loss) of subsidiaries” on the Condensed Statements of Operations and Comprehensive Loss. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3)

Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

4)

As of December 31, 2022, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

******